PHL Variable Insurance Company

One American Row

Hartford, CT 06102-5056

June 9, 2010

Mr. Min S. Oh

Staff Attorney

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

VIA EDGAR

RE:	PHL Variable Insurance Company:

Phoenix Guaranteed Income Edge

Registration Statement on Form S-1

File No. 333-161382

Dear Mr. Oh:

Below please find our responses to the staff’s comments received on May 28, 2010 regarding Pre-effective Amendment No. 2 to the captioned registration statement. The changes referenced below are reflected in Pre-Effective Amendment No. 3 to the registration statement filed via EDGAR today and in the attached blacklined prospectus.

1.	Summary of the Income Edge (page 4)

a) Currently, there is no real description of the essence of what is being offered under the contract until the next to last bullet point on page 6. Please provide a quick description at the beginning of the Summary section, e.g., in the beginning of the fourth paragraph of the introduction to the Summary section on page 4.

RESPONSE: We have provided a basic description of the essence of the product as the last sentence of the first paragraph of the section “Summary of the Income Edge” on page 4.

b) There are many fees which are imposed on assets invested through the Investors Protection Program. The last paragraph of the introduction of the Summary section discusses these briefly. It would be helpful if the paragraph were supplemented to describe the level of the fees to the extent possible that could be imposed so that a summary of all fees is in one place in the summary section of the prospectus.

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Specifically, the first sentence discussing the annual Income Edge fee should note that these fees have a maximum of 300 basis points. The second sentence, referencing the Investor Protection Program fee and the Financial Advisor fee, should note that these fees may exceed 200 basis points. The paragraph should also note that the assets in the account will also be charged for underlying fees and expenses of the underlying funds.

RESPONSE: We have supplemented the last paragraph of the introduction of the Summary section as requested.

c) The fourth paragraph notes that deductions for the Investor Protection Program fee and the Financial Advisor fee to the extent they exceed two percent annually will be deemed to be withdrawals. Please note here that certain deductions for certain administrative fees, such as those noted on page 27 (i.e., wire transfer fees, IRA account maintenance fees, and mail courier fees) will also be deemed to be withdrawals. Please also note here that deductions for the Income Edge fee are not deemed to be withdrawals.

RESPONSE: We have revised the referenced paragraph to clarify that the only deductions from Account assets to be considered “Withdrawals” under the certificate are the excess, if any, above 2.00% of Account Value in a calendar year to pay the Investor Protector Program Fee and/or the Financial Advisor Fee. We have made conforming changes regarding the treatment of miscellaneous Account fees in other areas of the prospectus, including “Additional Fees Related to your Investor Protector Program and the Funds Held in your Account,” “Risk Factors, Withdrawals,” and “Withdrawals, Definition of Withdrawal.”

d) The last sentence of the second paragraph states that to “participate in the Investor Protector Program,” you are required to purchase an Income Edge Certificate. Please reconcile this statement with other sections of the prospectus, which state that the Investor Protector Program would still be charged in the absence of the Income Edge certificate, for example, the second to last sentence of the first paragraph under “4. Additional Fees Related. . .” on page 8 and the third sentence of the fourth diamond point on page 12.

RESPONSE: Purchase of the Income Edge is required at inception of the investor’s participation in the Investor Protector Program; however, termination of the Income Edge does not necessarily result in termination of the Account or the investor’s participation of the Investor Protector Program. Reference to the ability to terminate the Income Edge is made in various sections of the prospectus. We have added express disclosure to the effect that termination of the Income Edge does not automatically result in termination of the Investor Protector Program and the continued, consequent requirement to pay fees for the investment advisory program and to the Financial Advisor to the “Cancellation” subsection of the section entitled “Termination of the Income Edge.”

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e) Please clarify that certificates are issued on a business day on which PHL Variable is also open.

RESPONSE: We have made the requested change and, consequently, have also had to relocate introduction of the defined term “Business Day” to the second paragraph of the “Summary of the Income Edge” section.

2.	Summary – How Does the Income Edge Work? (page 5)

a) Please note in the third diamond point of this section on page 5 that there may be significant limitations on the effect of Additional Contributions on increasing the Retirement Income Base.

RESPONSE: We have added the requested disclosure.

b) In the second bullet point of the first diamond point on page 6, the prospectus states that “[a]ny Withdrawal in excess of [the] Retirement Income Amount” is an Excess Withdrawal. Please confirm whether what is intended is any Withdrawal to the extent it, in combination with previous Withdrawals taken during that year, is in excess of the Retirement Income Amount is deemed an Excess Withdrawal.

RESPONSE: We have revised the disclosure to clarify that an “Excess Withdrawal” occurs when cumulative withdrawals in a calendar year exceed the Retirement Income Amount, or RMD, as applicable.

c) Please expand the second diamond point to clarify that the two different sets of paperwork refer to the Income Edge certificate and the Investor Protector Program.

RESPONSE: We have made the requested clarification.

d) In the last sentence of the first paragraph of the second diamond point, please also clarify whether the term “Application” applies to not only the “enrollment form” but also both types of applications.

RESPONSE: We have clarified that the term “Application” includes the Income Edge application and the Income Edge enrollment form.

e) In the first paragraph of the second diamond point, please clarify in plain English the difference between an “Application” and an “enrollment form.” For example, in the second paragraph of the second diamond point, please briefly disclose why PHL Variable would decide not to issue an Income Edge after receiving and reviewing an Application, and whether such criteria apply to the review of an enrollment form.

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RESPONSE: The term “Application” is now clearly defined to refer to either type of paperwork used to apply for an Income Edge and all review processes and outcomes are described as applying to an “Application.” The disclosure describes our review of the relevant paperwork prior to issuing an Income Edge as applying to an “Application.” Accordingly, we believe it is clear that we apply the same criteria, namely completeness, level of Account Value, and interval of time since termination of a prior Income Edge, if any, in reviewing application forms and enrollment forms.

f) Please revise the fourth sentence of the seventh diamond point of the subsection appearing on page 6 as well as the same disclosure in the latter portion of the first paragraph on page 16 to reflect the plain English rephrasing expressed in the second sentence of the second bullet point on page 29, and to highlight these sentences in bold. Please make this change elsewhere as applicable, e.g., the first paragraph on page 16.

RESPONSE: We have made the requested changes.

3.	Summary – Example (page 6)

The staff previously sought explicit disclosure to clarify what was the nature and amounts of fees and expenses that were used in the example and what fees were excluded (e.g., underlying fund fees). In response, the registrant stated in part that the prospectus has been revised to clarify that the example, which is purely hypothetical, assumes that any fees withdrawn do not result in a Withdrawal for purposes of the Certificate.

The Staff’s concern was that the fees and expenses involved in participating in the program are high, and can significantly vitiate investor assets whether they count towards the calculation of an Excess Withdrawal or not. Please clarify whether the example reflects the effect of any fees and expenses associated with participating in the program.

RESPONSE: The example is not intended to illustrate the effect of investment advisory program fees on an account value. We note that the second bullet point preceding the example references investment advisory program fees as a factor driving account value downward in the example. We have added additional disclosure to make clear that the fees reduce Account investment performance at all times.

4.	Summary – What Does the Income Edge Cost? (page 7)

a) Please clarify whether the initial Investor Protector Program and Financial Advisor fees, which are assessed quarterly in advance, are similarly prorated on the Certificate Effective Date and deducted on a pro-rata basis from Account investments. Also, please add the pro-rata treatment of the Income Edge Fee to the third diamond point under “For all certificates” on page 23.

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RESPONSE: We have added the requested disclosure.

b) In the last sentence, please clarify as long as the Account Value is greater than $0, that the fee will apply on or after the Retirement Income Date (“RID”). Please make the same clarification in the first sentence under “4. Additional Fees Related. . .” on page 8. Please provide this disclosure in the summary, e.g., the last paragraph before “How Does the Income Edge Work?” on page 5.

RESPONSE: We have added the requested disclosure.

5.	Summary – How is the Income Edge fee percentage for my certificate determined? (page 7)

Please consider briefly summarizing how the weighted average of the fee is calculated in the first and second bullet points following the second full paragraph on page 8 by better explaining what exactly is being weighted, i.e., what fee applies to what portion of the Account assets (e.g., along the lines suggested in comment 18, below).

RESPONSE: We have provided the requested summary.

6.	Summary – Additional Fees (page 8)

a) The prospectus notes that investors will have the choice to designate another method to pay the program fee and the financial advisor fee other than by deducting those amounts from Account Value. Please confirm that use of another payment would avoid counting those fees in excess of two percent as Excess Withdrawals.

RESPONSE: Making payment of the Investor Protector Program and Financial Advisor fees from a source other than the Account Value will avoid having those fees, to the extent they exceed 2.00% of Account Value in a calendar year, be considered a “Withdrawal” under the Income Edge. We have added disclosure to this effect.

b) The prospectus notes that certain other fees will also be deducted from Account Value. Please clarify what those fees are (e.g., underlying fees and the administrative fees referred to on page 27).

RESPONSE: We have added disclosure here and in the “Definition of ‘Withdrawal’” sub-section.

7.	Incorporation of Certain Documents by Reference (page 9)

Given pending effectiveness of the registration statement, please add if applicable “all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act” filed since the end of the fiscal year covered by the Annual Report on Form 10-K already incorporated by reference per Item 12(a)(1) of Form S-1.

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RESPONSE: We have incorporated PHL Variable’s Form 10-Q filing for the period ended March 31, 2010 into Pre-Effective Amendment No. 3 to the registration statement.

8.	Risk Factors – Investment Limitations (page 9)

a) The first bullet point of the first diamond point on page 9 states that one reason for failing to satisfy the applicable investment limitations is that the investor makes a contribution “that is not allowed as cash within the Permitted Ranges.” Since all contributions must be in cash, please clarify what is intended by this phrase. If the reference is to how the contribution is to be invested, please consider merging the first two bullet points.

RESPONSE: An Additional Contribution must either be allowed as cash within the Permitted Ranges for the applicable Model Portfolio or must be invested to otherwise satisfy those Permitted Ranges. We have merged the first two bullet points of this section for clarity.

b) Please clarify whether the notice can be expected to be sent at the end of the Cure Period or at some other time. If you intend to send this out at a time other than the end of the Cure Period, please clarify the relevance of the Cure Period.

RESPONSE: We have revised the relevant disclosure throughout the prospectus to clarify that the notice will be sent following the end of the Cure Period.

Please also make sure that both the 30 day notification of termination period and the Cure Period are discussed in “What Happens if Your Account is Managed in a Manner Unacceptable to Us?” on page 20 and the ensuring subsection beginning on page 21 including the relationship between the timing of both of those periods.

RESPONSE: We have made the requested revisions.

c) The prospectus states that the “certificate” provides for a Cure Period of five days, but that your “administrative procedures” provides for a Cure Period of 10 days. Please clarify which cure period you use for determining that there has been a violation (e.g., for purposes of deciding when to send out the notice). Please also clarify supplementally the relevance for the investor in providing alternative Cure Period dates or delete one of them.

RESPONSE: The Cure Period for purposes of the prospectus is defined as ten Business Days. The certificate indicates that the period within which investment violations must be cured is 5 Business Days. The prospectus notes that termination notices will be sent to an affected certificate holder following the end of the Cure Period (ten Business Days). We have described this difference in the prospectus to avoid potential certificate holder confusion and have revised the disclosure to more clearly differentiate between the prospectus term and the certificate provision.

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d) The second bullet point on page 10 states that Investors Capital may discontinue offering the Model Portfolios. Please clarify here and in the Termination section what options are available to the investor in this circumstance.

RESPONSE: We have provided the requested disclosure in the third diamond point of “Risk Factors-Investment Limitations” and in the “Termination” section.

9.	Risk Factors – Lifetime Income Payments (page 10)

Please bold the second diamond point and also bold the same disclosure in the last two sentences of the first paragraph under “Determining Whether an Income Edge is Right for You” on page 36.

RESPONSE: We have made the requested change.

10.	Risk Factors – Financial Strength of PHL Variable Insurance Company (page 11)

Please add to the third sentence of the first paragraph that an investor should look to the financial strength of the company as a measure of its “claims paying ability”.

RESPONSE: We have made the requested change and have added disclosure to this section about information in the PHL Variable Form 10-K for the year ended December 31, 2009.

11.	Risk Factors – Increases To Your Retirement Base (page 11)

This section suggests that Additional Contributions will in fact lead to an increase in the RIB. Please note in this section the risk that Contributions may in fact not lead to an increase in the RIB.

RESPONSE: We have made the requested revision.

12.	Risk Factors – Withdrawals (page 11)

a) Please revise the third to last diamond point on page 12 to add that there is no provision to provide any notice of any decrease in the RIB or RIA due to Withdrawals.

RESPONSE: While we do not provide advance warning about Account activity that can result in decreases to the RIB and/or RIA, we do provide notices when the RIB and/or RIA change due to Account activity. Accordingly, we have added disclosure about such notices to the referenced diamond point.

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b) In the third sentence of the second bullet point under the second diamond point on page 12, please insert “on or” in between “Withdrawal” and “after”; and “is” in between “Date” and “in excess.” Please confirm the phrase “on or after the Retirement Income Date” is consistently used throughout the rest of the prospectus.

RESPONSE: We have made the first requested revision and have confirmed the use of “on or after” in the remainder of the prospectus. We note that addition of the word “is” is not necessary and have retained the sentence structure of the third sentence of that bullet point so the sentence has a construction parallel to the preceding sentence.

c) Please bold the second sentence of the third diamond point on page 12 and revise it for plain English.

RESPONSE: We have made the requested revisions with respect to the third sentence of the third diamond point that appeared on page 12 of Pre-Effective Amendment No. 2 to the registration statement.

d) In the first sentence of the fourth diamond point, please insert “of Account Value” in between “2.00%” and “in.”

RESPONSE: We have made the requested revision.

13.	Risk Factors – Timing Issues (page 13)

a) For clarity, in the first sentence of the first diamond point, please use the term Certificate Effective Date.

RESPONSE: We have made the requested revision.

b) It is unclear what is intended in the second diamond point by the phrase “must be allowed to remain as cash.” There is a maximum percent of any Model Portfolio that may be invested in cash, so it seems confusing to suggest as the bullet point does that an all cash investment may be an alternative to investing in accordance with the permitted Ranges. Please revise the phrase to clarify that Additional Contributions may be permitted to remain as cash within the Permitted Ranges of the applicable Model Portfolio.

Also, please make the same revisions to the same disclosure in the second sentence of the first paragraph under “How Does Your Income Edge Work?” on page 15 and in the fifth sentence of the first paragraph under “What Happens if Your Additional Contributions. . .?” on page 21.

RESPONSE: It is possible that an all cash investment could remain in cash if the amount of that investment in relation to the total Account Value represented no more than the percentage allowed as cash under the applicable Model Portfolio. We have made the requested revisions.

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c) Stylistically, please note that this subsection and the remaining subsections under “Risk Factors” are no longer numbered (last one numbered was “6. Withdrawals” on page 11).

RESPONSE: We have corrected the formatting so all subsections of “Risk Factors” are numbered.

14.	The Income Edge Certificate (page 14)

a) The last two paragraphs of the preamble appear to be more suited for detailed descriptions of how Withdrawals and lifetime income payments work. Please consider relocating the third paragraph to the “How Much Withdrawals. . .” section on page 25, and relocating the fourth paragraph to the end of the “How Does Your Income Work” section on page 16.

RESPONSE: We have relocated the fourth paragraph as suggested. However, as the third paragraph describes the timing of transactions, which transactions are then discussed in various areas of the prospectus, we believe this general disclosure should remain in its current location and have retained it there, accordingly.

However, please note the following with respect to these paragraphs.

i.	In the second sentence of the third paragraph of the preamble, please insert “Retirement Income Base or” in between “your” and “Retirement.”

RESPONSE: We have made the requested change.

ii.

In the fourth paragraph of the preamble, please specify what day monthly payments will commence whether the Account Value is reduced to $0 before or on or after the RID. For example, the day monthly payments commence could be deemed the same day Account Value reduced to $0, but what happens if that day does not fall on a Business Day? Or is there a specific day set forth on the following month as the day monthly payments commence regardless of when Account Value reduced to $0, e.g., the 15th of the following month.

Please apply the same revisions to the first and second diamond points under “If Your Account Value is Reduced to $0. . .?” on page 35.

RESPONSE: We have made the requested changes.

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b) Under “How Do You Purchase An Income Edge?” on page 14, please expand on the dual nature of Application process. If details are to be provided, they should be provided here in the fuller discussion of how to purchase an Income Edge rather than under “How Does the Income Edge Work?” on page 5 of the summary section.

RESPONSE: This section is intended to describe purchase of the Income Edge; however, we have added disclosure of the need for a purchaser to also contract with Investors Capital for the Investor Protector Program.

c) The prospectus notes in the last diamond point under “How Do You Purchase an Income Edge” appearing on page 15 that the Retirement Income Date starts on the later of the Certificate Effective Date and the younger spouse’s 65th birthday. Please note this as a timing risk in the Risks section.

RESPONSE: We have added this information as a timing risk.

d) In the second to last sentence in the first paragraph under “About the Investor Protector Program” on page 16, please insert “Increase” in lieu of “affect.”

RESPONSE: Since a change in Model Portfolio can either increase or decrease the applicable Income Edge fee percentage, we have replaced “affect” with “increase or decrease.”

15.	The Current Permitted Ranges for the Model Portfolios (page 18)

a) Please provide a capitalization range for “Large Cap” companies as was provided in footnotes 2 and 3.

RESPONSE: We have added the average market capitalization of companies represented by the referenced indices.

b) Please revise footnote 16 to reflect the sub-asset caption change in the table, i.e., “/cash.”

RESPONSE: We have made the requested revision.

c) Please disclose the effect of duration on how bond prices change in response to interest rate changes, i.e., does longer duration mean the price goes higher/lower or quicker/slower than shorter duration when interest rates go up/down.

RESPONSE: We have added a new note applicable to the Fixed Income asset class and each of its subasset classes to disclose the effect of interest rates on bond prices.

16.	What Happens if Your Additional Contributions or Withdrawals. . .? (page 21)

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Please add a separate paragraph to expand upon the last sentence of the first paragraph including what exact circumstances are being referred to in the last sentence.

RESPONSE: We have added disclosure of the fact that we have contracted with Investors Capital to provide the Model Portfolios and that, if despite this agreement, Investors Capital does not continue to provide the Model Portfolios, certificates invested in accordance with the Model Portfolios will terminate 10 Business Days following the date Account assets are no longer invested in accordance with a Model Portfolio and that PHL Variable will provide notice of the impending termination as soon as reasonably practicable. This scenario is highly unlikely and does not involve an inadvertent or correctable breach of the investment limitations with the expectation of cure. Accordingly, we cannot provide an additional notice period prior to termination of any affected certificates.

17.	What Happens If the Value of Your Account is Too Low. . . (page 21)

a) In light of the first sentences of the subsection, please expand on the last bullet point of the subsection in terms of whether this is always true, and if not, what happens if you contribute additional cash so that your Account Value exceeds $10,000 but the Account still can not maintain within the Permitted Ranges.

RESPONSE: We have added clarifying disclosure.

b) Please provide response to comment 13.b. as disclosure in the subsection, i.e., make it clear that no notice contemporaneously with the conversion will be given regarding the conversion or to remind owners of the right to convert to Lifetime Payment Option.

RESPONSE: We have added the requested disclosure.

18.	Annual Income Edge Fee (page 22)

Please supplement the first diamond point to more particularly describe in words how the weighting works, e.g., the average of the fees applicable to the outstanding Retirement Income Base and to the increase resulting from the Additional Contribution is weighted by the dollar amount of those two amounts.

RESPONSE: We have added the requested disclosure.

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19.	Withdrawals From Your Account (page 24)

a) The prospectus notes on page 26 that Investors Capital will provide information regarding the remaining RIB and RIA on a given day. The language in the following bullets, however, is unclear as to exactly what expenses are reflected in the amounts provided. Specifically, the first paragraph states that the data assumes program and advisor fee do not exceed two percent, but the bullets indicate that the calculation does take those excess fees into account. Please clarify whether or not those excess fees are reflected. Separately, there is no mention of whether the data will assume future known Withdrawals, such as Income Edge fees not yet withdrawn. Please confirm in the prospectus using bolded language exactly what deductions are not being reflected and that Investors Capital will communicate these assumptions when the information is being provided.

RESPONSE: We have added the requested clarifications.

b) Please bold the second to last sentence of the second paragraph under “Definition of ‘Withdrawal’” on page 24.

RESPONSE: We have made the requested change.

c) Please provide a cross-reference in the last sentence of the second paragraph under “How Much Should You Withdraw. . .?” on page 25 to where more details are provided on the dates and Account Value used to determine the impact of Additional Contributions and the Annual Optional Increase on the Retirement Income Amount (“RIA”), e.g., the third paragraph of the preamble to “The Income Edge Certificate” on page 14 and/or “How is Your ‘Retirement Income Amount” Calculated?” on page 28.

RESPONSE: We have added the requested cross-reference.

d) Please confirm accuracy of first sentences of each of the two bullet points following the second paragraph under “How Do You Know How Much You Have Left. . .?” beginning on page 25 in terms of whether the remaining RIA should be based on RIA in effect on the date of the inquiry or as of the beginning of the applicable calendar year, given that the calculation described includes a reduction for all withdrawals made since the beginning of the year.

RESPONSE: We have clarified that the calculation is based on the Retirement Income Amount in effect on the date of inquiry, which is the January 1st value as increased, if applicable, by Additional Contributions or the Annual Optional Increase. The Retirement Income Amount is then reduced by cumulative withdrawals following that January 1st to determine the amount remaining for withdrawal in the rest of the calendar year.

e) For ease of understanding, in “Example: with Withdrawals Prior to Retirement Income Date on page 26, please insert the word “Termination” as a bolded subcaption in the last paragraph of the example.

RESPONSE: We have added the requested subcaption.

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f) Beginning with the third sentence, the disclosure under “Withdrawals on or After the Retirement Income Date” on page 27 refers to additional fees not previously discussed that are also considered “Withdrawals.” Please clarify whether these are considered “Withdrawals” only on or after the RID as implied by placement of the disclosure in the subsection or also before the RID.

Moreover, this disclosure should be added to any discussion of fees (e.g., the Additional Fees section of the Summary on page 8, and the “other Account Fees” subsection of the Risks section on page 13) and the definition of “Withdrawals” (e.g., “Definition of ‘Withdrawal’” on page 24).

RESPONSE: We have reviewed our systems processing with respect to the treatment of miscellaneous account fees and our expectations regarding the frequency and amount of such fees and have determined that, since these fees are expected to be de minimus, they will not be treated as “Withdrawals” for purposes of the certificate offered with the Investor Protector Program. Accordingly, we have revised the disclosure to be clear that none of the Income Edge Fee, the Investor Protector Program Fee and/or the Financial Advisor Fee up to 2.00% of Account Value in any calendar year, fees associated with the funds, and other miscellaneous fees applied to the Account are considered “Withdrawals” for purposes of the Income Edge as offered with the Investor Protector Program. Any deduction to pay the amount of the Investor Protector Program Fee and/or the Financial Advisor Fee in excess of 2.00% in a calendar year will be considered a “Withdrawal.” We have also clarified the relevant disclosure in the “Definition of Withdrawal” and elsewhere as necessary.

g) In “Example: with Allowable Withdrawal Followed by Excess Withdrawals. . .” on page 27, please break down the resulting Retirement Income Base (“RIB”) in the latter portion of the last sentence of the second paragraph as was provided in each of the last sentences under the “Down-Market” and “Up-Market” situations in the previous example on page 26.

RESPONSE: We have made the requested change.

20.	Increases In Your Retirement Income Base (page 29)

a) For clarity, please revise the second sentence on page 29 to substitute the phrase “to the extent” for the word “if” so it is clear that some of an Additional Contribution may be allowed to remain as cash.

RESPONSE: We have made the requested change.

b) The last sentence in the last paragraph of the second bullet point on page 29 used to note that the full amount of the increase in the RIB would be reflected in the following year. Now, the prospectus states instead that the investor will be “advised” of that amount. Please clarify what is intended by this change and whether or not the full amount will in fact be available the following year.

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RESPONSE: The change was intended only to remove any suggestion that may have existed in the prior language that the Retirement Income Amount is a value in the Income Edge that is available for withdrawal. The full Retirement Income Amount can be withdrawn from the Account Value following January 1st.

c) In the examples beginning on page 29, please make the revisions noted below to enhance the clarity for the reader by maintaining consistency in the presentation of the information.

All Examples

Please supplement each example to show what the RIAs and RIBs will be after the stub year.

Example 1 (beginning on page 29)

i)	In the second line under “Withdrawal,” please clarify that the RIB decrease as a result of the Withdrawal because prior to the RID, all withdrawals are considered “Excess Withdrawals.”

RESPONSE: We have made the requested revisions.

ii)	In the fifth line under “Withdrawal,” please retain the presentation of the calculation of the “New” RIB as was provided in each of the last sentences under the “Down-Market” and “Up-Market” situations in the previous example on page 26.

RESPONSE: We have made the requested revisions.

Example 1 (beginning on page 30)

i)	Please confirm whether the first line should represent the RID as opposed to the Certificate Effective Date as currently shown, i.e., the last line preceding “Additional Contribution” and reflecting the RIA should not be the same date as the Certificate Effective Date.

RESPONSE: We confirm and have added clarifying disclosure.

ii)	Please revise formula in the seventh line under “Additional Contribution” as “(A) – [(B) + (C)]” and the formula in the seventh line under the second “Additional Contribution” as “(D) – [(E) + (F)]” so that they better track the narrative explanation of the RIB increase as explained beginning in the last sentence of the second bullet point under “Increase From Additional Contributions To Your Account” on page 29 until the ensuing bolded paragraph.

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RESPONSE: We have made the requested revisions.

iii)	The rationale provided as to why the full amount of the Additional Contribution noted in Example 1 is reflected in the RIB is difficult to understand. Please confirm that this is the case because there have been no compliant withdrawals to date.

RESPONSE: We have revised the example for clarity on this point.

Example 2 (beginning on page 30)

i)	In the disclosure beginning in the second line under “Additional Contribution” at the top of page 31, please add that the RIB increases by the full amount of the Additional Contribution not only because no Withdrawals have been made but also because there were no previous Additional Contributions that increased the RIB.

RESPONSE: We have made the requested revisions.

ii)	Given the penultimate line under the second “Additional Contribution,” it would seem more precise to restate the Amount of RIA remaining for Withdrawal in the last line as “$26,186 - $20,000 = $6,186.”

RESPONSE: We have made the requested revision.

Example 3 (beginning on page 31)

i)	Please add “and other increases to the RIB as a result of prior Additional Contributions” to the end of the sentence beginning in the second line under “Additional Contribution that increases the RIB by a partial amount.”

RESPONSE: We have made the requested revision.

ii)	In the fifth line under “Additional Contribution that increases the RIB by a partial amount,” please consider showing all the Cumulative Withdrawals that result in the total provided, e.g., “$50,000 + $5,000 + $5,000 + $15,000 = $75,000.”

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RESPONSE: We have made the requested revision.

Example 4 (beginning on page 33)

i)	Under “Withdrawal within the RIA,” please provide the same information between the second and third line as was provided in Example 3 under “Withdrawal” at the top of page 32.

RESPONSE: We have made the requested revision.

ii)	Please clarify the third and fourth lines under “Withdrawal causing an Excess Withdrawals because . . ..”

RESPONSE: We have made the requested clarification.

21.	Termination of the Income Edge (page 38)

a) Under item (i) of “Cancellation,” please disclose what becomes of the investors participation in the Investor Protector Programs and its applicable fee.

RESPONSE: We have added the requested disclosure.

b) Please insert “Account Value” in lieu of “Retirement Income Base” under “Automatic Termination – Excess Withdrawals.”

The staff recognizes that both occurrences basically mean the same thing; however, for consistency, the disclosure should track the original terms of this type of termination as set out earlier in the prospectus, e.g., see second bullet point under second diamond point on page 12.

RESPONSE: We have made the requested revision.

c) Please confirm whether the “Lifetime Payment Option” should be listed as a voluntary or automatic type of termination.

RESPONSE: We have retained the description of the “Lifetime Payment Option” in the “Automatic Termination” subsection of the “Termination” section. We believe this is the more appropriate location for this disclosure as termination of the certificate necessarily follows election of the Lifetime Payment Option whereas electing the Lifetime Payment Option is not necessary to a voluntary termination of the certificate.

d) Please clarify the meaning of “annuity rates guaranteed in the Income Edge” used in the second sentence under “Lifetime Payment Option” and the third sentence of the first paragraph in Appendix A on page 50.

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RESPONSE: The Income Edge certificate itself contains annuity purchase rates used to calculate the minimum guaranteed payment under the Lifetime Payment Option. For clarity, we have replaced “guaranteed” with “shown” in the locations referenced.

22.	Annual Statement (page 44)

Please specify what information will be provided in the annual statement.

RESPONSE: We have provided the requested specifics.

23.	Appendix A (page 50)

Under “Taxation of Distributions From the Lifetime Payment Option, please disclose the basis for why you “believe” that such annuity contract will be treated as an annuity contract including whether you have obtained a ruling on the matter by the Internal Revenue Service. Doing so would also help to clarify why such a position is “not free from doubt” as stated in the first sentence of the following paragraph.

RESPONSE: We have revised the disclosure to clarify our position. Please note that our position is not affected by the Internal Revenue Service rulings regarding the Income Edge.

24.	Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

RESPONSE: We have included all necessary financial statements, exhibits and required disclosure in Pre-Effective Amendment No. 3 to the registration statement.

25.	Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

17

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

RESPONSE: We have accompanied Pre-effective Amendment No. 3 to the Registration Statement with requests for acceleration made on behalf of the registrant and the principal underwriter for the securities and a letter containing the acknowledgements requested above.

Please feel free to contact me at (860) 403-6486 with any questions regarding this filing.

Sincerely,

/s/ Mary K. Kate Johnson
Mary K. (Kate) Johnson Counsel Phoenix Life Insurance Company

18

Phoenix Guaranteed Income Edge®

An Insurance Guarantee Issued by

PHL Variable Insurance Company

and available to clients of Investors Capital Advisory Services

The Phoenix Guaranteed Income Edge® (“Income Edge”) described in this prospectus is an insurance certificate offered to investment advisory clients of Investors Capital Advisory Services (“Investors Capital”) whose investments are managed under the Investor Protector Program, an advisory program offered by Investors Capital. Subject to certain conditions, the Income Edge guarantees predictable lifetime income payments regardless of the actual performance or value of the client’s assets managed under the Investor Protector Program.

This prospectus provides important information that a prospective purchaser of an Income Edge should know before purchasing. Please retain this prospectus for future reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The Income Edge is issued by PHL Variable Insurance Company (“PHL Variable”). It is not a bank deposit guaranteed by any bank or by the Federal Deposit Insurance Corporation or any other government agency. A purchase of the Income Edge is subject to certain risks. Please see the “Risk Factors” section on page 10.

The Income Edge is novel and innovative. The Internal Revenue Service has issued a ruling to PHL Variable Insurance Company indicating that the Income Edge certificate will be treated as an annuity contract under the Internal Revenue Code. In addition, the Internal Revenue Service has also issued rulings concerning the tax treatment to an individual investor relative to the certificate and the investor’s assets covered by the certificate. These rulings provide, in substance, that the certificate will be treated as an annuity contract and that the income tax treatment of the assets is unaffected by the existence of Income Edge. Accordingly, for tax reporting purposes, PHL Variable will treat any payments it makes under the terms of the Income Edge as amounts paid to certificate holders as an annuity. You should consult a tax advisor before purchasing your Income Edge. See “Taxation of the Income Edge” at page 41 for a discussion of the tax consequences of the Income Edge.

PHL Variable will offer the Income Edge through its affiliate, Phoenix Equity Planning Corporation (“PEPCO”), which is the principal underwriter. The Income Edge is offered only to investment advisory clients of Investors Capital. Prospective purchasers may apply to purchase an Income Edge only through Investors Capital Corporation, the registered broker-dealer firm of which Investors Capital is a part. Investors Capital Corporation has entered into a selling agreement with PEPCO in order to offer the Income Edge to investment advisory clients of Investors Capital.

PHL Variable Insurance Company
One American Row PO Box 5056 Hartford, CT 06102-5056
Tel. 800/866-0753

Prospectus dated June 14, 2010

TABLE OF CONTENTS

Heading		Page

Phoenix Guaranteed Income Edge		4
Summary of the Income Edge		4
1.	How Does the Income Edge Work?	5
2.	What Does the Income Edge Cost?	7
3.	How is the Income Edge Fee Percentage for my Certificate Determined?	8
4.	Additional Fees Related to your Investor Protector Program and the Funds Held in your Account	9
Incorporation of Certain Documents by Reference		9
Risk Factors		10
The Income Edge Certificate		15
1.	Purchasing an Income Edge	16
	How Do You Purchase an Income Edge?	16
	What If You Want to Purchase an Income Edge For Your Individual Retirement Account (IRA)?	16
2.	How Does Your Income Edge Work?	17
3.	Investors Capital and the Account	17
	About Investors Capital	17
	About the Investor Protector Program	18
	About the Model Portfolios	18
	The Current Permitted Ranges for the Model Portfolios	20
	How Does the Income Edge Relate to Your Account?	22
	How Will Investors Capital Manage Your Investments in the Account if You Purchase an Income Edge?	22
	What Happens if Your Account is Managed in a Manner Unacceptable to Us?	22
	What Happens if Your Additional Contributions or Withdrawals, or Other Actions Cause the Investments in Your Account to Fall Outside the Permitted Ranges?	23
	What Happens if the Value of Your Account is Too Low for Investors Capital to Invest Within the Permitted Ranges?	23
	Why Will Your Income Edge Terminate if Your Account is Not Managed Within the Permitted Ranges?	24
4.	Annual Income Edge Fee	24
5.	Withdrawals From Your Account	26
	Definition of “Withdrawal”	26
	How Do You Structure Withdrawals From Your Account?	26
	How Do You Know When You Have Reached Your “Retirement Income Date” and Can Start Taking Withdrawals That Will Not Reduce the Potential Benefit of Your Income Edge?	27
	How Much Should You Withdraw From Your Account Each Year?	27
	How Do You Know How Much You Have Left to Withdraw in Any Calendar Year Without Reducing Your Retirement Income Base?	28
	Withdrawals Prior to the Retirement Income Date	28
	Withdrawals On or After the Retirement Income Date	29
	The Importance of Managing Your Withdrawals	29
	The Importance of Considering When to Start Making Withdrawals	30
6.	Retirement Income Amount	30
	How is Your “Retirement Income Amount” Calculated?	30
	Can Your Retirement Income Amount Decrease?	30
	Can Your Retirement Income Amount Increase?	30
7.	Increases in Your Retirement Income Base	31
	Increases From Additional Contributions to Your Account	31
	Increases as a Result of the Annual Optional Increase	36
8.	Income Edge Payments	37
	If Your Account Value is Reduced to $0 as a Result of Withdrawals Within the Limits of the Income Edge and/or Poor Investment Performance, How Are Your Continuing Income Payments Calculated?	37
	What if You Die Before Your Account Investments Are Reduced to $0?	38
General Information		38
Determining Whether an Income Edge Is Right for You		38
Divorce of Joint Spousal Owners of an Income Edge		39
Termination of the Income Edge		40
Voluntary Termination		40

Phoenix Guaranteed Income Edge

Certain terms used in this prospectus have specific and important meanings. We have capitalized these terms, and explained what each term means when it is first used in this prospectus. To help you locate the explanation of a defined term in case you need to refer back to that explanation as you read through this prospectus, there is a list in the back of this prospectus of all of the defined terms and the page on which the meaning of each term is first explained.

“We” or “us” means PHL Variable. “You” or “your” means the owner (or, if applicable, the joint spousal owners) of an Income Edge certificate described in this prospectus.

A group annuity contract will be issued to Investors Capital Holdings, Ltd., a Delaware holding company which is the parent of Investors Capital Corporation, and, in Massachusetts, subject to state approval, a group annuity contract will be issued to Investors Capital Corporation for certificates issued in Massachusetts. Phoenix Guaranteed Income Edge certificates are issued under such group contract(s) to investment advisory clients of Investors Capital who participate in the Investor Protector Program.

It is important for you to understand how the Income Edge works and your rights and obligations under the Income Edge. We have tried to anticipate some of the questions you may have when reading the prospectus. You will find these questions and corresponding explanations throughout the prospectus.

Summary of the Income Edge

The following is a summary of the Income Edge. You should read the entire prospectus.

The Income Edge is an insurance certificate (“insurance certificate” is another term for “insurance policy”). The Income Edge is designed to provide income protection to investment advisory clients of Investors Capital whose assets are managed under the Investor Protector Program and who intend to use those assets as the basis for a withdrawal program to provide income payments for retirement or other long-term purposes. Subject to the conditions of the certificate, the Income Edge can provide you with guaranteed lifetime income payments regardless of how long you live or how your Account assets perform.

Through the Investor Protector Program, Investors Capital currently offers four asset allocation strategies. Investments from various asset categories, such as stocks, bonds, and cash, comprise model portfolios corresponding to the directives of the asset allocation strategies. For example, an asset allocation strategy could require a model portfolio to contain 40% equity investments and 60% fixed income investments to achieve particular objectives regarding factors including risk versus return and current income versus investment growth. There are currently four model portfolios corresponding to the four asset allocation strategies available through the Investor Protector Program and eligible for the Income Edge (we refer to these models in this prospectus as the “Model Portfolios”). You are required to purchase an Income Edge certificate at the time you elect the Investor Protector Program and we issue certificates on any day when the New York Stock Exchange is open for regular trading, a “Business Day”, and we are also open for business.

The amount you initially invest in the Investor Protector Program, as well as any subsequent investments you are permitted to make, will be invested in accordance with the asset allocation strategy corresponding to the Model Portfolio you choose. (Each investment you make under the Investor Protector Program must be in cash and is called a “Contribution.” If you make Contributions after your initial Contribution, these are referred to in this prospectus as “Additional Contributions.”) Your Contributions will be invested in shares of mutual funds, including exchange traded funds or “ETFs” (see “About the Model Portfolios” later in this prospectus for a description of ETFs). Your fund shares together with any cash or cash equivalent investments (collectively, these are referred to in this prospectus as the “assets”) will be held in a brokerage account for the Investor Protector Program at a financial institution. This brokerage account is referred to in this prospectus as your “Account.” The value of the assets in your Account that are invested in accordance with a Model Portfolio is referred to as your “Account Value” in this prospectus.

Investors Capital offers the Investor Protector Program through affiliated and unaffiliated registered investment advisor representatives (“Financial Advisors”). The Financial Advisors assist clients in analyzing whether the Account is appropriate in light of a client’s financial situation and in determining which asset allocation strategy is appropriate for the client. You may purchase the certificate only through a Financial Advisor or, if your Financial Advisor is not permitted to provide you with advice regarding the Income Edge under state laws and regulations relating to insurance agents, through a representative of Investors Capital’s affiliated insurance agency.

Subject to the conditions of the certificate, the Income Edge ensures predictable lifetime income payments by providing continuing income payments if your Account Value is reduced to $0 by withdrawals (if such withdrawals are limited in accordance with the terms of the Income Edge certificate) and/or poor investment performance while you (or, if you have purchased the Income Edge to provide income payments for the lives of you and your spouse, the “Spousal Income Guarantee,” you or your spouse) are living. The conditions to which the Income Edge is subject include the requirement to invest Account assets in accordance with the investment limitations for the Model Portfolio you selected. Additionally, withdrawals from the Account must be limited in accordance with the terms of the Income Edge certificate. The sale, transfer or exchange of assets out of your Account to provide an amount of cash you request or that is requested on your behalf, or to pay the Investor Protector Program Fee and the Financial Advisor Fee (these two fees are defined in the paragraph immediately below) to the extent that these fees, separately or together, exceed 2.00% of your Account Value in any calendar year, are “Withdrawals” for the purposes of the Income Edge.

There is an annual fee of up to 3.00% of your “Retirement Income Base” (defined below) for the Income Edge. The Income Edge fee is in addition to the fee that you pay to have your assets managed under the Investor Protector Program (the “Investor Protector Program Fee”) and the fee that you pay to your individual Financial Advisor (the “Financial Advisor Fee”). The Investor Protector Program Fee and the Financial Advisor Fee, separately or together, could exceed 2.00% of your Account Value in a calendar year. Withdrawals from the Account to pay these fees in excess of 2.00% of Account Value in any calendar year would be considered a Withdrawal for the purposes of the Income Edge. Additionally, the fund shares in the Account will be subject to any applicable fees and expenses, and the Account may be charged for miscellaneous Account activities (e.g. wire transfers) and/or special services (e.g. IRA maintenance). These fund and Account activities or special services charges are not considered “Withdrawals” for the purposes of the certificate. The Income Edge fee is payable while your Account Value is greater than $0, including on and after the Retirement Income Date. The Investor Protector Program Fee, the Financial Advisor Fee, the fees and expenses for the funds in your Account and miscellaneous Account fees are payable while you participate in the Investor Protector Program, subject to the terms of the client agreement you entered into with Investors Capital. There is a $100,000 minimum investment required to participate in the Investor Protector Program.

1. How Does the Income Edge Work?

The Income Edge provides continuing lifetime income payments if your Account Value is reduced to $0 by Withdrawals (within the limits of the certificate) and/or poor investment performance while you (or, if you have purchased the Spousal Income Guarantee, you or your spouse) are living.

❖

It is important to note that the Income Edge has no cash value. Rather, you own the assets in your Account. The assets in your Account are shares of registered mutual funds, including ETFs, which are valued in accordance with applicable law each Business Day.

❖

The Income Edge certificate is an insurance policy we offer that is separate and distinct from the Investor Protector Program offered by Investors Capital. Accordingly, you and your Financial Advisor must complete two different sets of paperwork for the Income Edge and the Investor Protector Program, including completing and signing an application form for the Income Edge (the “Application”) and reviewing and signing certain disclosure documents related to the Income Edge. (In some states, you are not required to complete an application form for the Income Edge; instead, we use an “enrollment form” to obtain the information we need to determine whether to issue you an Income Edge certificate. When we refer to the “Application” in this prospectus, we intend for that term to mean either an application form in those states that require an application or an enrollment form in states in which an application is not required.)

After we receive your Application, we review it to ensure it contains all necessary information and then evaluate the information to decide whether to issue you an Income Edge. This process is referred to in this prospectus as the “Application Process.” If after the Application Process we issue an Income Edge to you, the Business Day we issue your certificate is the “Certificate Effective Date.” We issue certificates on every Business Day, except when we are closed on a particular Business Day.

On the Certificate Effective Date we establish a “Retirement Income Base” for you that is then used to determine the amount of benefits, if any, you will receive under your Income Edge. The amount of your initial Retirement Income Base is your Account Value on the Certificate Effective Date. Typically, you and your Financial Advisor fill out the necessary paperwork and submit the Application for the Income Edge to us at the same time the separate application is submitted to Investors Capital to participate in the Investor Protector Program. If Investors Capital reviews and approves your application to participate in the Investor Protector Program and invests your initial Contribution that establishes your initial Account Value before we complete the Application Process for your Income Edge certificate, your initial Account Value may be different than the amount of your initial Retirement Income Base due to intervening changes in the Account Value because of market performance and/or Additional Contributions to, or Withdrawals from, your Account.

Your Income Edge certificate could be issued after your initial Account Value is calculated due to the following reasons:

•	information in your Application for the Income Edge is incomplete and the Application Process is delayed while we attempt to obtain the missing information,

•	the amount of your Account Value exceeds $5 million and therefore we require additional time to approve your Application for an Income Edge certificate, or

•

you previously had an Income Edge related to your Account that you chose to terminate, and you then applied for and we issued a new Income Edge related to your Account. You must wait at least 90 days from the date you terminated an Income Edge to apply for a new Income Edge.

❖

The amount of your Retirement Income Base may change over time based on the amount and timing of Withdrawals; it may also change depending on whether you make Additional Contributions to your Account (there may be significant limitations on whether Additional Contributions will increase your Retirement Income Base), or do not decline an Annual Optional Increase (this feature, which is more fully described below, is provided by the Income Edge on each anniversary of the Certificate Effective Date, referred to in this prospectus as the “Certificate Anniversary Date,” and, in certain circumstances will increase the Retirement Income Base to equal the current Account Value). The effect of each of these factors on the Retirement Income Base is further described in later sections of this prospectus, including “Withdrawals from Your Account,” “Increases from Additional Contributions to Your Account” and “Increases as a Result of the Annual Optional Increase,” respectively.

❖	There are certain restrictions regarding the amount and timing of Withdrawals. Withdrawals may also have tax consequences.

❖

As described below, in addition to reducing your Account Value, certain Withdrawals may reduce the amount of benefits, if any, you will receive under your Income Edge or cause it to terminate. These withdrawals are called “Excess Withdrawals.” The following withdrawals are considered “Excess Withdrawals:”

•

Any Withdrawal before the “Retirement Income Date,” which is the later of the Certificate Effective Date or your 65th birthday (or, if you own your certificate jointly with your spouse, the younger spouse’s 65th birthday);

•

Any Withdrawal to the extent that it alone, or in combination with Withdrawals taken previously in a calendar year, exceeds an amount we call the “Retirement Income Amount” during any calendar year on or after the Retirement Income Date. Your Retirement Income Amount is 5% of your Retirement Income Base. If your certificate was issued as a traditional Individual Retirement Account or “IRA” and the required minimum distribution is a greater amount, withdrawing the required minimum distribution amount from your Account will not be considered an Excess Withdrawal. (See “Taxation of the Income Edge” for information about the required minimum distribution.)

❖	Excess Withdrawals may reduce the amount of benefits, if any, you will receive under your Income Edge for the following reason:

•

Excess Withdrawals reduce the Retirement Income Base in the same proportion as the Account Value is reduced by the Withdrawal. As a result, when the Account Value is less than the Retirement Income Base at the time of an Excess Withdrawal, the dollar amount by which the Retirement Income Base is reduced will be greater than the dollar amount by which the Account Value is reduced. Excess Withdrawals that reduce your Account Value to $0 will cause your Income Edge to terminate.

❖

Withdrawals that are not Excess Withdrawals and accordingly do not decrease the Retirement Income Base when taken may limit the increase to your Retirement Income Base that would otherwise result from Additional Contributions to your Account. Prior to the Retirement Income Date, you cannot take any Withdrawals without reducing the Retirement Income Base. As a result, Additional Contributions you make to your Account prior to the Retirement Income Date will increase the Retirement Income Base dollar for dollar. On or after the Retirement Income Date, Withdrawals that do not reduce the Retirement Income Base when taken will reduce or eliminate increases to the Retirement Income Base from a subsequent Additional Contribution, and could reduce or eliminate the effect of more than one subsequent Additional Contribution. (See “Increases in Your Retirement Income Base” later in this prospectus.)

❖

To obtain the maximum potential benefit from your Income Edge under your specific circumstances, you should consider whether to wait until the Retirement Income Date to begin taking Withdrawals and thereafter limit your annual Withdrawals to your Retirement Income Amount, or required minimum distribution, if greater, during any calendar year. We will send you a notice each year showing your Retirement Income Amount and, if applicable, your required minimum distribution for that calendar year. For purposes of calculating the Retirement Income Amount in the annual notices, we assume that the amount of the Investor Protector Program Fee and the Financial Advisor Fee in total does not exceed 2.00% of your current Account Value, in which case the deduction of such fees from your Account Value would not be considered a Withdrawal. If the assets withdrawn from your Account to pay the Investor Protector Program Fee and your Financial Advisor Fee, separately or together, exceed 2.00% of the Account Value in a calendar year, the amount in excess of 2.00% of Account Value in a calendar year is a Withdrawal and, depending on your circumstances, all or a portion of such fee(s) could be an Excess Withdrawal that would immediately reduce your Retirement Income Base and will reduce the Retirement Income Amount in subsequent years, assuming the Retirement Income Base does not increase prior to the time the Retirement Income Amount is recalculated.

❖	Withdrawals from an Account that is an IRA may be subject to Federal tax consequences. You should consult a tax advisor before taking any Withdrawal from your IRA.

❖

In the event that your Account Value is reduced to $0 by Withdrawals on or after the Retirement Income Date (within the limits of the certificate) and/or poor investment performance, before or after the Retirement Income Date, PHL Variable will provide you with lifetime income payments in the amount of 5% of the Retirement Income Base each calendar year, until you (or, if you have purchased the Spousal Income Guarantee, you and your spouse) die.

❖

Lifetime income payments under your Income Edge are “contingent” because they are triggered only if Withdrawals (within the limits of the certificate) and/or poor investment performance, reduce your Account Value to $0 within your lifetime (or, if you have purchased the Spousal Income Guarantee, you and your spouse’s lifetimes). If this contingency does not occur, you will never receive any payments from us and your Income Edge will have no value.

Example:

A hypothetical illustration of how the Income Edge works is provided below. Detailed examples using specific assumptions about fees and patterns of Withdrawals and/or Additional Contributions are provided throughout this prospectus.

This illustration makes the following assumptions:

•

Your Account is not an IRA. You are 55 years old. You will be the sole owner of the Account. Your Income Edge is issued on the same Business Day that your initial Account Value was calculated so that your Retirement Income Base equals your Account Value on the Certificate Effective Date. On the Certificate Effective Date your Account Value is $500,000, so your Retirement Income Base will equal $500,000. You do not make Additional Contributions to your Account after the Certificate Effective Date.

•

You wait ten years until you reach your Retirement Income Date to make any requests for Withdrawals from the Account. There are no other Withdrawals (as that term is defined for purposes of the Income Edge) from the Account during this ten-year period. Your Account Value appreciates over this ten-year period, but because you do not make any Additional Contributions to your Account and you reject the Annual Optional Increase that would otherwise occur on any Certificate Anniversary Date, your Retirement Income Base remains at $500,000. You begin taking annual Withdrawals from your Account in the amount of $25,000, which is your Retirement Income Amount under the Income Edge. (In any calendar year on or after the Retirement Income Date, your Retirement Income Amount is equal to 5% of your Retirement Income Base and represents the maximum amount that may be withdrawn in that calendar year without reducing your Retirement Income Base.) You continue to take annual Withdrawals from your Account of $25,000 a year until you are 85 years old, by which time you have completely liquidated your Account due to the combined impact of the annual Withdrawal of the Retirement Income Amount, fees for the Income Edge, the Investor Protector Program and your Financial Advisor, fees associated with assets held in your Account and Account activities for which Investors Capital charges separately (e.g. wire transfers) and a prolonged market downturn. (These fees will also reduce your investment gains in your Account during times of positive investment performance.) Although your Account Value has been reduced to $0, your annual income payments of $25,000 continue because we begin paying you lifetime income payments equal to your Retirement Income Amount of 5% of the Retirement Income Base. These payments continue until your death which, for purposes of this illustration, is assumed to be at age 95.

The sample illustration above uses age 55 as the age at purchase. You should note that a younger Income Edge purchaser (i.e., one who is under the age of 65) will pay more in Income Edge fees over the lifetime of the certificate for the same potential benefits received by an older Income Edge purchaser.

2. What Does the Income Edge Cost?

When you purchase your Income Edge you are required to pay the annual Income Edge fee that is payable, quarterly in advance, to us on the first day of each calendar quarter. The deduction of your Income Edge fee from your Account Value is not considered a Withdrawal for purposes of the Income Edge. When you purchase a certificate, the Income Edge fee is charged to your Account on the Certificate Effective Date, prorated based on the number of days remaining in the calendar quarter. Investors Capital will deduct the Income Edge fee from your Account on a pro-rata basis from the Account investments. The Investor Protector Program Fee and the Financial Advisor Fee for the quarter in which you begin participating in the Investor Protector Program and your Account is established are assessed quarterly in advance, are also prorated based on the number of days remaining in the calendar quarter and, unless you have elected to pay these fees with a different source of funds, are deducted on a pro-rata basis from Account assets (see “Additional Fees Related to your Investor Protector Program and the Funds Held in your Account” below). There are two versions of the Income Edge: the Individual Income Guarantee and the Spousal Income Guarantee. If you and your spouse jointly purchase an

Income Edge, you will be charged the fee for the Spousal Income Guarantee, which is generally higher than the fee for the Individual Income Guarantee. The Income Edge fee is payable for so long as your certificate is in effect and your Account Value is greater than $0, including on and after the Retirement Income Date.

3. How is the Income Edge Fee Percentage for my Certificate Determined?

Generally, the Income Edge fee (which is calculated on the Certificate Effective Date and then on the first day of each calendar quarter as a percentage of the Retirement Income Base on the date of calculation) depends on the asset allocation strategy and the corresponding Model Portfolio you have chosen for your Account and which version of the Income Edge, individual or spousal, you have. Your Account can be invested in accordance with only one Model Portfolio at any one time.

The guaranteed maximum Income Edge fee percentage for each Model Portfolio, on an annual basis, is shown below:

Investor Protector Program Model Portfolios	Individual Income Guarantee Fee Percentage as a Percentage of Retirement Income Base	Spousal Income Guarantee Fee Percentage as a Percentage of Retirement Income Base
Conservative	3.00%	3.00%
Conservative/Balanced	3.00%	3.00%
Balanced	3.00%	3.00%
Growth	3.00%	3.00%

You should assume that the guaranteed maximum fee percentage will be charged unless we are offering a lower fee percentage at the time you elect the certificate. You will receive information about any lower fee percentages available when you begin the Application Process for your certificate. The applicable Income Edge fee percentage may change during your Application Process; that is, the amount of the Income Edge fee percentage may increase during the period between when you begin the Application Process by completing and submitting an Application and the Business Day on which we approve your Application and issue the certificate (i.e., the Certificate Effective Date). You will not have any special opportunity to reject a certificate due to any change in the Income Edge fee percentage. Accordingly, you should review the schedule page of your certificate to see the Income Edge fee percentage that will apply at issue. This fee percentage will be shown on the schedule page and will not exceed the maximum fee of 3.00%. If you are dissatisfied with the Income Edge fee percentage applicable to your certificate at any time, you may cancel the certificate by notifying us in writing. Income Edge fees are paid quarterly in advance and we will not refund any fee already taken in accordance with that schedule should you decide to cancel the certificate. If you cancel an Income Edge certificate, you cannot apply for a new Income Edge certificate for 90 days following cancellation of the earlier certificate.

PHL Variable could decide to change the current Income Edge fee percentage for a Model Portfolio at its discretion, including for reasons relating to the amount of risk it undertakes providing the guarantee under the Income Edge such as if it accepts certain changes in the Model Portfolios proposed by Investors Capital. Any change in the current Income Edge fee percentage would apply to certificates issued after the date of the change and, as described below, certain transactions may change the Income Edge fee percentage that applies to your certificate at certain points in time. The Income Edge fee percentage will never exceed the maximum fee of 3.00%. You can obtain information about the Income Edge fee percentages that may be in effect at any time by contacting your Financial Advisor, or Investors Capital at 1-866-377-4559, or by contacting PHL Variable at the number shown on the front of this prospectus.

Your Income Edge fee percentage will be reset if you make an Additional Contribution, do not decline the Annual Optional Increase, or transfer your Account Value to be invested in accordance with a different Model Portfolio. Any new Income Edge fee percentage following one of those transactions will be based, fully or in part, on the Income Edge fee percentage currently in effect for the Model Portfolio in accordance with which your Account assets are invested immediately following the transaction. The new Income Edge fee percentage will apply on the first day of the following calendar quarter unless another Additional Contribution or transfer were to occur, or the Annual Optional Increase was applied to your certificate during the quarter, in which case the Income Edge fee percentage will be reset again.

•

In the case of an Additional Contribution, the reset Income Edge fee percentage will be a weighted average of the Income Edge fee percentage that applied to your certificate prior to the Additional Contribution and the Income Edge fee percentage in effect for the Model Portfolio in accordance with which your Account assets are invested at the time of the Additional Contribution. The weighted average fee percentage is the average of the fee percentage that applied to your Retirement Income Base prior to the Additional Contribution and the fee percentage that applies to the amount of any increase in the Retirement Income Base from the Additional Contribution weighted by the dollar amount of the Retirement Income Base before the Additional Contribution and the dollar amount of the increase in the Retirement Income Base (if any).

•

Following an Annual Optional Increase that you do not decline and that results in an increase in the Retirement Income Base, the reset Income Edge fee percentage will be a weighted average of the Income Edge fee percentage that applied to your certificate prior to the Annual Optional Increase and the Income Edge fee percentage in effect for the Model Portfolio in accordance with which your Account assets are invested at the time of the Annual Optional Increase. The weighted average fee percentage is the average of the fee percentage that applied to your Retirement Income Base prior to the Annual Optional Increase and the fee percentage that applies to the amount of any increase in the Retirement Income Base from the Annual Optional Increase weighted by the dollar amount of the Retirement Income Base before the Annual Optional Increase and the dollar amount of the increase in the Retirement Income Base following the Annual Optional Increase.

•

In the case of a transfer, the reset Income Edge fee percentage will be the Income Edge fee percentage in effect for the Model Portfolio in accordance with which your Account assets are invested following the transfer.

For a complete description of the annual Income Edge fee including the effect of transfers, Additional Contributions, and the Annual Optional Increase on the fee percentage you will be charged, see “Annual Income Edge Fee” later in this prospectus.

4. Additional Fees Related to your Investor Protector Program and the Funds Held in your Account

In addition to the Income Edge fees that are deducted while your Account Value is greater than $0, including on and after the Retirement Income Date, the Investor Protector Program Fee, the Financial Advisor Fee, and certain fees associated with the underlying mutual funds and ETFs held in your Account will be deducted from your Account Value for so long as you are participating in the Investor Protector Program and your Account has a value greater than $0, unless you designate another method of payment. The Investor Protector Program Fee is the fee you agree to pay Investors Capital for managing your Account. This fee covers management of the applicable Model Portfolio and trading/custodial costs. The Investor Protector Program Fee would also be charged for your Account in the absence of the Income Edge certificate. The Financial Advisor Fee is the fee charged by your Financial Advisor for providing you with general investment advice and would also be deducted from your Account Value in the absence of the Income Edge.

Amounts deducted from your Account Value that do not exceed 2.00% of your Account Value each calendar year to pay the Investor Protector Program Fee and/or Financial Advisor Fee will not reduce your Retirement Income Base. If the Investor Protector Program Fee and your Financial Advisor Fee, separately or together, exceed 2.00% of your Account Value in any calendar year, the deduction of these fees from your Account Value in excess of 2.00% in any calendar year will be considered a Withdrawal. Withdrawals can reduce your Retirement Income Base. See “Risk Factors” and “Withdrawals From Your Account” later in this prospectus.

For example, assume your Account Value is $500,000 and, in a particular calendar year, fees in the amount of 2.50% of your Account Value are deducted from your Account Value for your Financial Advisor Fee and Investor Protector Program Fee.

Fees paid from Account Value: 2.50% x $500,000 = $12,500

Fees paid from Account Value that are not treated as a Withdrawal: 2.00% x $500,000 = $10,000

Fees paid from Account Value that are treated as a Withdrawal: $12,500 - $10,000 = $2,500 in excess fees

In this example, 0.50% of fees (2.50% - 2.00%) or $2,500 will be treated as a Withdrawal from your Account that may reduce the Retirement Income Base.

Should you choose to pay these fees from a source other than the Account Value, payment of the fees would not cause a Withdrawal regardless of the fee amount.

Additionally, the mutual funds and/or ETFs that comprise the Model Portfolios have management fees and operating expenses. You do not pay these fees and expenses directly. Instead they are reflected in each fund’s net asset value and in the price at which shares are purchased for your Account. Funds may also have other fees and charges deducted from the amount invested upon purchase or from the proceeds from the sale of fund shares upon redemption, or periodic fees deducted from the value of fund shares. These fees and charges are not considered Withdrawals for purposes of your Income Edge. Your Account may also be subject to other fees for miscellaneous Account activities (e.g. wire transfers) of special services (e.g. IRA maintenance). These fees are not considered “Withdrawals” for the purposes of the Income Edge.

Incorporation of Certain Documents by Reference

The Securities and Exchange Commission (“SEC”) allows us to “incorporate by reference” information that we file with the SEC into this prospectus, which means that incorporated documents are considered part of this prospectus. We can disclose important information to you by referring you to those documents. This prospectus incorporates by reference our Annual Report on Form 10-K for the year ended December 31, 2009, our Quarterly Report on Form 10-Q for the period ended March 31, 2010 (File Number 333-20277), and the definitive proxy statement filed by the Phoenix Companies, Inc. pursuant to Regulation 14A on March 23, 2010 (File Number 001-16517). These documents contain information about our financial results and other matters for the applicable periods.

You may request a copy of any documents incorporated by reference in this prospectus and any accompanying prospectus supplement (including any exhibits that are specifically incorporated by reference in them), at no cost, by writing to PHL Variable at: Investor Relations, One American Row, P.O. Box 5056, Hartford, CT 06102-5056, or telephoning PHL Variable at 860-403-7100. You may also access the incorporated documents at the following web pages: https://www.phoenixwm.phl.com/public/products/regulatory/index.jsp and the “Investor Relations” page of The Phoenix Companies, Inc. website at www.phoenixwm.com.

PHL Variable electronically files its Annual Report on Form 10-K, as well its Quarterly Reports on Form 10-Q, with the SEC. The Phoenix Companies, Inc. electronically files its proxy statement with the SEC. The SEC maintains a website that contains reports, information statements, and other information regarding issuers that file electronically with the SEC; the address of the website is http://www.sec.gov. The public may also read and copy any material we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Risk Factors

1. Investment Limitations

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The assets in your Account must be invested in accordance with the investment limitations for one of the four Model Portfolios to be covered by the Income Edge. Your Income Edge will terminate if the assets in your Account do not comply with these investment limitations.

Each Model Portfolio is subject to limits on permitted allocations to equities and fixed income securities for the particular asset allocation strategy as well as on the permitted types of asset or sub-asset classes (such as Mid Cap US Equity) and the minimum and maximum percentage of total portfolio value permitted to be invested in each permitted asset or sub-asset class. We call these limits “Permitted Ranges.” The Permitted Ranges for the four Model Portfolios currently available with the certificate are shown in the later section of this prospectus called “The Current Permitted Ranges for the Model Portfolios.” Additionally, Investors Capital has proposed and PHL Variable has agreed that certain specific mutual funds and ETFs can be used in the Model Portfolios. These specific mutual funds and ETFs, and cash, when held in accordance with the Permitted Ranges, are the “Permitted Funds.” These Permitted Ranges, and the requirement to use only Permitted Funds, apply to all assets in the Model Portfolios unless Investors Capital proposes a change to the Permitted Ranges or the Permitted Funds and that change is accepted by PHL Variable. See “Investors Capital and the Account” later in this prospectus for information about the Permitted Ranges and the types of Permitted Funds. The assets in your Account could fail to satisfy these investment limitations for a variety of reasons, including reasons you, Investors Capital, or PHL Variable do not control. These reasons include:

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Investors Capital investing the assets in your Account, including any Additional Contribution you make, outside the Permitted Ranges and/or Permitted Funds, and failing to bring the Account assets in line with the Permitted Ranges and/or the Permitted Funds within ten Business Days after we provide notice thereof to Investors Capital (this period is called the “Cure Period” in this prospectus; please note that the “Termination” section of your certificate states that violations of investment limitations must be cured within five Business Days, but under our administrative procedures we ordinarily permit ten Business Days and we may extend this period, in our discretion, in the event of extraordinary circumstances where Investors Capital is not able to rebalance the Account within ten Business Days), and

•

changes in the value of Account assets that cause an Account to fail to satisfy the Permitted Ranges for the chosen Model Portfolio and Investors Capital’s failure to bring the investments in line with the Permitted Ranges within the Cure Period. Changes in the value of Account assets can occur when the value of the fund shares held in your Account increases or decreases due to market movement, when additional fund shares or cash are credited to your Account as dividends, or when fund shares are liquidated to pay fees, or to satisfy Withdrawals you request.

Regardless of the reason, if at any time 100% of your Account assets are not invested in accordance with the Permitted Ranges, using only Permitted Funds, for your chosen Model Portfolio, your Income Edge will be at risk of terminating unless Investors Capital brings the assets in line with the investment limitations for the Model Portfolio within the Cure Period. Following the end of the Cure Period, we will notify an Income Edge certificate holder whose Account is no longer in compliance with the Permitted Ranges using only Permitted Funds of this circumstance and options by mailing a notification to the certificate holder’s address on our records at least 30 days prior to terminating the certificate. (In the event that the non-compliance is due to Investors Capital discontinuing the Model Portfolios, we will provide this notice as early as reasonably practicable prior to the termination, however such notice may be provided less than 30 days prior to termination.) See “What Happens if Your Account is Managed in a Manner Unacceptable to Us?” for a description of the options.

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You and/or your Financial Advisor may decide to reduce or eliminate assets in your Account that could terminate or reduce the benefit of your Income Edge. This may happen because, when reviewing the assets in your Account, your Financial Advisor, consistent with his or her fiduciary duty to you, would be required to consider changes in market conditions, such as a significant increase in the volatility of equity securities making a Model Portfolio with heavier allocation to equities inappropriate for an investor with a lower risk tolerance, and changes in your financial condition, such as an immediate need for cash, and may decide that these changes require adjustment or liquidation of the assets in your Account. You should carefully consider before purchasing an Income Edge certificate that:

•	if you withdraw your total Account Value prior to the Retirement Income Date, your Income Edge will terminate.

•

if, on or after the Retirement Income Date, you withdraw your total Account Value, your Income Edge will terminate unless your Retirement Income Amount (or, if your certificate was issued as a traditional IRA, your required minimum distribution, if greater) is greater than your Account Value.

•

if you make Withdrawals from your Account in any amount prior to your Retirement Income Date, or, in an amount that exceeds the Retirement Income Amount (or, if your certificate was issued as a traditional IRA, your required minimum distribution, if greater) in any calendar year on or after your Retirement Income Date, you will reduce your Retirement Income Base and the potential benefit of the Income Edge in the future.

See “Withdrawals From Your Account” later in this prospectus.

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Investors Capital may discontinue offering the Model Portfolios, in which case there may not be a portfolio eligible for coverage under the Income Edge. Should this occur, Income Edge certificates related to the affected Model Portfolios would ultimately terminate. Affected certificate holders could choose to move their Account assets to a different investment advisor providing model portfolios for which the Income Edge is available, if any, and purchase a new Income Edge, could purchase a different lifetime income product from PHL Variable or a different issuer, or, prior to termination of the Income Edge, could elect the Lifetime Payment Option. We would notify any affected certificate holders of the pending termination as early as reasonably practicable. See “What Happens if Your Additional Contributions or Withdrawals, or Other Actions Cause the Investments in Your Account to Fall Outside the Permitted Ranges?”

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The asset allocation strategies underlying the Model Portfolios eligible for Income Edge are designed to provide steady returns that limit both upside and downside potential thereby minimizing the risk to PHL Variable that your Account Value will be reduced to $0 before you (or, if you have purchased the Spousal Income Guarantee, you and your spouse) die, and that PHL Variable would therefore be obligated to begin making lifetime income payments to you (subject to the conditions described in this prospectus). Accordingly, a significant risk against which the Income Edge protects, i.e., that your Account Value will be reduced to $0 by Withdrawals (within the limits of the certificate) and/or poor investment performance and that you (or, if you have purchased the Spousal Income Guarantee, you and/or your spouse) live beyond the age when your Account Value is reduced to $0, may be minimal.

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Because the asset allocation strategies and the limits on the amount of Withdrawals you may make annually without reducing your Retirement Income Base lessen the risk that your Account Value will be reduced to $0 while you are still alive, there is a low probability that we will be required to make any payments to you under your Income Edge.

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The Investor Protector Program restricts transfers of Account Value to other Model Portfolios to once every 90 days. As a result, if you become dissatisfied with a Model Portfolio and wish to reallocate your Account assets in accordance with a different Model Portfolio, you may have to wait to do so. Additionally, you may only invest in one Model Portfolio at any one time.

2. Lifetime Income Payments

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The Income Edge is designed to protect you from outliving the assets in your Account. If you terminate the Income Edge, or if you (or if you have elected the Spousal Income Guarantee, you and your spouse) die before your Account Value is reduced to $0 by Withdrawals (within the limits of the certificate) and/or poor investment performance, neither you nor your estate will receive any payments from us under your Income Edge, nor will your Income Edge provide for any cash value build-up for income payments.

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If your Account Value is reduced to $0 by Withdrawals (within the limits of the certificate) and/or poor investment performance while you, or if you have purchased the Spousal Income Guarantee, you and/or your spouse are living, and you therefore receive lifetime income payments from us under your Income Edge, there is a risk that the total amount of the lifetime income payments you receive will be less than the total Income Edge fees you have paid. Since you must also pay fees for the assets in your Account to be covered by the Income Edge, namely the Investor Protector Program Fee, the Financial Advisor Fee, and any fees charged directly by the funds or ETFs used in the Model Portfolio you have elected, the risk that such fees could exceed the total amount of lifetime income payments we could be obligated to pay under the terms of the certificate is increased.

3. Tax Consequences

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The Income Edge is novel and innovative. The Internal Revenue Service has issued a ruling to PHL Variable Insurance Company indicating that the Income Edge certificate will be treated as an annuity contract under the Internal Revenue Code. In addition, the Internal Revenue Service has also issued rulings concerning the tax treatment to an individual investor relative to the certificate and to Account assets. These rulings provide, in substance, that the certificate will be treated as an annuity contract and that the income tax treatment of the Account is unaffected by the existence of Income Edge. Accordingly, we will treat any Income Edge payments made to you after your Account Value has been reduced to $0 as ordinary income to you to the extent provided under the income tax rules for annuities. See “Taxation of the Income Edge” later in this prospectus.

4. Financial Strength of PHL Variable Insurance Company

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The Income Edge is not a separate account product. This means that the assets at PHL Variable Insurance Company supporting the Income Edge are not held in a segregated account for the exclusive benefit of Income Edge certificate owners and are not insulated from the claims of PHL Variable’s third party creditors. Your lifetime income payments (if any) will be paid from our general account and, therefore, are subject to our claims paying ability. Many financial services companies, including insurance companies, continue to face challenges in this unprecedented market environment, and we are not immune to those challenges. We know it is important for you to understand how this market environment may impact our ability to meet the guarantee provided by the certificate.

Under Connecticut law, life insurance companies, including PHL Variable, are required to hold a specified amount of reserves in order to meet the contractual obligations of their general account to contract owners. State insurance regulators also require life insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that an insurer could incur as the result of its own investment of its general account assets, which could include bonds, mortgages, general real estate investments, and stocks. If your Account Value is reduced to $0 such that lifetime income payments would be due under the terms of the certificate and, at that time, PHL Variable’s general account was not able to make the lifetime income payments provided by the certificate, you would be treated as a general creditor of PHL Variable and may not obtain the benefit from the certificate. No fees paid for the certificate would be refunded.

We prepare financial statements in accordance with Generally Accepted Accounting Principles (“GAAP”) and as required by state insurance law. To better understand our financial condition, you should read our reports to the SEC on Forms 10-K and 10-Q, which include financial statements. Our Annual Report on Form 10-K for the year ended December 31, 2009 includes information about the effects of current market challenges on our business, including the effects of downgrades in our financial strength ratings. Investors should look to the financial strength of a company as one measure of its claims-paying ability. The financial strength of PHL Variable Insurance Company is currently rated by four nationally recognized statistical rating organizations (“NRSRO”). These NRSROs are A.M. Best, S&P, Moody’s and Fitch (we do not provide nonpublic information to Fitch). The NRSRO ratings are not specific to the Income Edge certificate and your lifetime income payments, if any, and may change over time. Useful information about PHL Variable’s financial strength, including our current financial strength ratings and information on our general account portfolio of investments can be found on our website (www.Phoenixwm.com). Additionally, you may obtain information on our financial condition and our financial strength ratings by reviewing our reports to the SEC on Forms 10-K, 10-Q and 8-K, as well as the definitive proxy statement filed with the SEC by the Phoenix Companies, Inc., including those reports which are incorporated by reference into this prospectus. See “Incorporation of Certain Documents by Reference” previously in this prospectus for information about how to obtain those documents for free. PHL Variable’s financial strength ratings do not apply to the Account or to any investments held in the Account.

5. Increases in Your Retirement Income Base

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Your Retirement Income Base does not automatically increase when the assets (e.g. fund shares) in your Account appreciate in value. Your Retirement Income Base may or may not increase if you make Additional Contributions to your Account (depending on whether you have made any Withdrawals from your Account that did not immediately reduce your Retirement Income Base) or you do not decline the Annual Optional Increase on a Certificate Anniversary Date (and potentially thereafter pay higher Income Edge fees). Therefore, there is a risk that your Retirement Income Base will not increase while you own your Income Edge. Additionally, there is a risk that inflation could outpace any increase in your Retirement Income Base and, as a result, any lifetime income payment you may receive in the future, based on the value of that Retirement Income Base, would have less purchasing power than the same dollar amount would have today. See “Increases in Your Retirement Income Base” later in this prospectus.

6. Withdrawals

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If you make any Withdrawals from your Account before your Retirement Income Date, or you make Withdrawals on or after your Retirement Income Date and such Withdrawals alone, or in combination with other Withdrawals in the same calendar year, exceed your Retirement Income Amount (or, if your certificate was issued as a traditional IRA, the required minimum distribution, if greater), the amount of lifetime income payments that you could receive under your Income Edge, if any, may be reduced. We consider these Withdrawals “Excess Withdrawals”. Accordingly, Withdrawals must be carefully managed to avoid decreasing the amount of your Retirement Income Base and Retirement Income Amount or causing a termination of your Income Edge that may not be in your best interest. However, due to the long-term nature of the Income Edge, there is a risk that you may need funds prior to your Retirement Income Date, or in an amount in excess of your Retirement Income Amount (or, if your certificate was issued as a traditional IRA, the required minimum distribution, if greater), on or after your Retirement Income Date, and that if you do not have sources of income other than your Account available, you may need to make Withdrawals from your Account that will reduce the amount of any lifetime income payments you may receive under your Income Edge. You should carefully monitor your Retirement Income Base at all times as well as the amount of any Withdrawals. You may call Investors Capital at 1-866-377-4559 for information about your Retirement Income Base and Retirement Income Amount.

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As noted above, you may have certain needs for Withdrawals from your Account. Additionally, you may choose to take Withdrawals from your Account if you become dissatisfied with the asset allocation strategies and/or Model Portfolios available, or you may choose to take Withdrawals for other reasons. Regardless of the reason, if these Withdrawals are Excess Withdrawals, the amount of lifetime income payments that you could receive under your Income Edge, if any, may be reduced. See “Withdrawals From Your Account” later in this prospectus. In addition, such Withdrawals may have tax consequences. See “Taxation of the Income Edge” later in this prospectus for a discussion of the tax consequences of the Income Edge.

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You may take Withdrawals from your Account at any time and in any amount. As with any investment account, you must liquidate investments to provide for Withdrawals and Withdrawals may have tax consequences. As described below, certain Withdrawals can negatively affect your Income Edge or cause it to terminate. We call these Withdrawals “Excess Withdrawals.” The following Withdrawals are considered “Excess Withdrawals:”

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Any Withdrawal before the “Retirement Income Date,” which is the later of the Certificate Effective Date or your 65th birthday (or, if you own your certificate jointly with your spouse, the younger spouse’s 65th birthday);

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Any Withdrawal to the extent that it alone, or in combination with Withdrawals taken previously in a calendar year, exceeds the Retirement Income Amount during any calendar year on or after the Retirement Income Date. Your Retirement Income Amount is 5% of your Retirement Income Base. If your certificate was issued as a traditional IRA and the required minimum distribution is a greater amount, withdrawing the required minimum distribution amount from your Account will not be considered an Excess Withdrawal.

For example, assume your certificate was issued as a traditional IRA and you are currently over 70 1/2 years old so your IRA has a required minimum distribution. In a given calendar year, assume your Retirement Income Amount is $25,000 and your required minimum distribution attributable to your Account Value is $35,000. You make a Withdrawal of $30,000. Even though the Withdrawal exceeds the Retirement Income Amount, it is less than the required minimum distribution so it does not affect your Retirement Income Base. See “Taxation of the Income Edge” for information about the required minimum distribution.

❖	Excess Withdrawals negatively affect your certificate in the following ways:

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Excess Withdrawals reduce the Retirement Income Base. Excess Withdrawals reduce the Retirement Income Base in the same proportion as the Account Value is reduced by the Withdrawal. As a result, when the Account Value is less than the Retirement Income Base at the time an Excess Withdrawal is taken, the Retirement Income Base will be reduced by more than the dollar amount of the Withdrawal.

•

Excess Withdrawals that reduce your Account Value to $0 will cause your Income Edge to terminate. Stated differently, if any Withdrawal prior to the Retirement Income Date reduces your Account Value to $0, your Retirement Income Base reduces to $0 and your Income Edge will terminate. If a Withdrawal on or after the Retirement Income Date that alone, or in combination with other Withdrawals in that calendar year, exceeds the Retirement Income Amount (or for certificates issued as traditional IRAs, the required minimum distribution, if greater) and reduces your Account Value to $0, your Retirement Income Base will be reduced to $0 and your Income Edge will terminate.

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Withdrawals from your Account can also limit the increase to your Retirement Income Base that would otherwise result from Additional Contributions to your Account. Additional Contributions prior to the Retirement Income Date will increase the Retirement Income Base dollar for dollar. Withdrawals taken on or after the Retirement Income Date that do not immediately reduce the Retirement Income Base may reduce any increase to the Retirement Income Base from an Additional Contribution and may affect more than one Additional Contribution. See “Increases in Your Retirement Income Base” later in this prospectus.

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Unless you direct Investors Capital to use another source of payment, deductions are made from your Account Value to pay the Income Edge fee, the Investor Protector Program Fee, the Financial Advisor Fee and other fees associated with your Account and the funds held in your Account. Except as described below, deductions from your Account Value to pay these fees are not “Withdrawals” for purposes of the Income Edge. Deductions from your Account Value to pay the amount of the Investor Protector Program Fee and/or Financial Advisor Fee that separately or together exceed 2.00% of Account Value in any calendar year are Withdrawals for purposes of the Income Edge. See “Summary, Additional Fees Related to Your Investor Protector Program and the Funds Held in your Account” earlier in this prospectus for an example. The Investor Protector Program Fee is the fee charged for the Account and would be charged even in the absence of the Income Edge certificate. For more information on the Investor Protector Program fee, please see the Part II to the Investors Capital Form

ADV. The Part II may be obtained by writing to Investors Capital at 230 Broadway, Lynnfield, MA 01940 or by calling 1-866-377-4559. The Financial Advisor Fee is the asset-based fee paid to your Financial Advisor for providing you general investment advice and would be charged even in the absence of the Income Edge certificate. Deductions from Account Value for the portion of these fees that exceeds 2.00% of Account Value in any calendar year before the Retirement Income Date are Excess Withdrawals. Deductions from Account Value for the portion of these fees that exceeds 2.00% of Account Value in any calendar year on or after the Retirement Income Date will be Excess Withdrawals if the cumulative amount of Withdrawals, including these deductions, in a calendar year exceeds the Retirement Income Amount in that calendar year. Any Excess Withdrawals reduce the Retirement Income Base.

❖	You should note that there is no provision under the Income Edge to cure any decrease in the amount of your Retirement Income Base and Retirement Income Amount due to Withdrawals.

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Your certificate does not require us to warn you or provide you with notice regarding potentially adverse consequences that may be associated with any Withdrawals or other factors affecting your Account Value. You should consider your ability to monitor factors affecting your Account Value, such as deductions to pay the Investor Protector Program Fee and the Financial Advisor Fee and Withdrawals you schedule or request before you purchase the Income Edge, and should carefully monitor that activity after you purchase the certificate. We will notify you in writing of changes to your Retirement Income Base and/or Retirement Income Amount and the date of any such changes.

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On or after the Retirement Income Date, the longer you wait to start making Withdrawals from your Account, the less likely it is that you will benefit from your Income Edge because of decreasing life expectancy. Conversely, the longer you wait to begin making Withdrawals, the more opportunities you will have to take advantage of any appreciation of your Account Value by not declining an Annual Optional Increase and locking in a higher Retirement Income Base (not declining an Annual Optional Increase may increase your Retirement Income Base and result in a higher Income Edge fee). You should, of course, carefully consider when to begin making Withdrawals, but there is a risk that you will not begin making Withdrawals at the most financially beneficial time for you.

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If, on or after the Retirement Income Date, you make Withdrawals in an aggregate amount less than the entire Retirement Income Amount in any calendar year, you ARE NOT permitted to increase the Retirement Income Amount in the next calendar year by the amount not withdrawn in the prior calendar year.

7. Timing Issues

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As noted above, when you first purchase your Income Edge, the Retirement Income Base is set to your Account Value on the Certificate Effective Date. The determination of your Retirement Income Base may be delayed if your Application is incomplete, or your Account Value is greater than $5,000,000, in which case our administrative rules require additional review prior to acceptance. There is a risk that the value of your initial contribution into your Account will decrease before the Certificate Effective Date and therefore your Retirement Income Base will be less than the dollar amount of your initial contribution to the Account due to the differences in the timing of the Account opening and Application Process. See “How Does the Income Edge Work?” previously in this prospectus.

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Additional Contributions made to your Account after the Certificate Effective Date must either be allowed to remain as cash within the Permitted Ranges for the Model Portfolio you have elected, or be invested in accordance with the Permitted Ranges for Model Portfolio you have elected by the end of the Cure Period.

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If you purchase an Income Edge and your Account Value decreases to $0 solely due to poor market performance prior to the Retirement Income Date, we are not required to begin making lifetime payments (if any) to you until one month after your Retirement Income Date. If you (or, if you have purchased the Spousal Income Guarantee, both you and your surviving spouse) die before the Retirement Income Date, your Income Edge will terminate and you will receive no lifetime income payments from us and your Income Edge will terminate without any value.

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If you purchase the Spousal Income Guarantee, the Retirement Income Date is the later of the Certificate Effective Date and the younger spouse’s 65th birthday. As a result, if the younger spouse is less than age 65 on the Certificate Effective Date, the Retirement Income Amount does not become available for withdrawal without reducing the Retirement Income Base until that younger spouse reaches age 65.

8. Income Edge Fee and other Account Fees

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There is a risk that the Income Edge fee percentage that will be applied to any increases in your Retirement Income Base resulting from Additional Contributions to your Account and/or the Annual Optional Increase will be a higher percentage than your current Income Edge fee percentage. There is a risk that the Income Edge fee for your certificate could increase if you choose to transfer your Account assets so they are invested in accordance with a different Model Portfolio than you previously elected and/or you do not decline an Annual Optional Increase or make an Additional Contribution that results in an increase to your Retirement Income Base. The Income Edge fee for your certificate could increase if we increase the Income Edge fee percentage for a Model Portfolio or if Investors Capital proposes a change in the Permitted Ranges and/or Permitted Funds for a Model Portfolio that PHL Variable accepts but that also causes PHL Variable to increase the Income Edge fee percentage for the affected Model Portfolio. In either case, any increased fee percentage would only apply to your certificate if you have elected the affected Model Portfolio for your Account and make an Additional Contribution to your Account or do not decline an Annual Optional Increase, or if you transfer your Account assets so they are invested in accordance with the affected Model Portfolio. You should carefully consider the possibility of an increased Income Edge fee before you purchase an Income Edge. The Income Edge fee percentage will not exceed 3.00% of the Retirement Income Base annually. See “How is the Income Edge Fee Percentage for my Certificate Determined” previously in this prospectus and “Annual Income Edge Fee” later in this prospectus.

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Additionally, other fees apply to your Account and there is a risk that the deduction of these fees from your Account could negatively impact the potential benefit of the Income Edge. If the Investor Protector Program Fee and the Financial Advisor Fee, separately or together, exceed 2.00% of Account Value in a calendar year, deductions from Account Value for the portion of these fees that exceeds this amount will be considered Withdrawals for the purposes of the Income Edge. It is possible these fees, which are separate from the Income Edge fee, could exceed 2.00%. See “Additional Fees Related to your Investor Protector Program and the Funds Held in your Account” earlier in this prospectus, and “Withdrawals From Your Account” later in this prospectus.

9. Divorce

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Two spouses legally married under federal law may purchase the Spousal Income Guarantee version of the Income Edge to provide predictable lifetime income payments for the lives of both spouses by providing continuing income payments if the investments in the spouses’ jointly-owned Account are reduced to $0 by withdrawals (within the limits of the certificate) and/or poor investment performance before both spouses die. There is a risk that if two spouses purchase a Spousal Income Guarantee version of the Income Edge and subsequently determine to obtain a divorce, such divorce could result in a loss of part or all of the income protection provided to each spouse by the Income Edge prior to the divorce. See “Divorce of Joint Spousal Owners of an Income Edge” later in this prospectus.

10. Regulatory Protections

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The Income Edge certificates are the subject of a registration statement filed with the SEC in accordance with the Securities Act of 1933 (the “Securities Act”) and the offering of the Income Edge certificates must be conducted in accordance with the requirements of the Securities Act. We are also subject to applicable periodic reporting and other requirements imposed by the Securities Exchange Act of 1934.

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We are not an investment adviser and do not provide investment advice to you in connection with your Income Edge. Therefore, we are not governed by the Investment Advisers Act of 1940 (the “Advisers Act”), and the protections provided by the Advisers Act are not applicable with respect to our sale of the Income Edge to you. Investors Capital is an investment adviser registered with the SEC and subject to the Advisers Act. Your Financial Advisor may also be subject to the Advisers Act if he or she is in the business of providing investment advice for a fee.

11. Using Your Account as Collateral for a Loan

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The assets in your Account are owned by you, not by us. We have no control over any of the assets in your Account and you may sell such assets at any time in your complete and sole discretion and without any permission from us. The assets in your Account are not subject to our creditors, although they can be directly attached by your creditors. In addition, you may pledge the assets in your Account as collateral for a loan. In the case of such a pledge, if the assets in your Account decrease in value, your creditor may be able to liquidate assets in your Account to pay the loan. Any such liquidation may constitute a Withdrawal from your Account and reduce your Retirement Income Base. Using the assets in your Account as collateral for a loan, therefore, may reduce the future benefit of your Income Edge or cause your Income Edge to terminate.

The Income Edge Certificate

The Income Edge is offered to advisory clients of Investors Capital whose Account assets are managed under the Investor Protector Program. The Income Edge is designed for Investors Capital clients who intend to use the assets in their Account as the basis for a withdrawal program to provide income payments for retirement or other long-term purposes.

Subject to certain conditions, the Income Edge ensures predictable lifetime income payments regardless of the actual performance or value of your Account, by providing continuing income payments if your Account Value is reduced to $0 by Withdrawals (within the limits of the certificate) and/or poor investment performance. There are limitations on the amount and timing of Withdrawals, which are discussed below. There is an annual fee for the Income Edge which, unless you direct Investors Capital to deduct this from a different account, is deducted from your Account quarterly in advance.

The certificate provides for certain transactions and/or events to occur. If any such transaction affects your Retirement Income Base or your Retirement Income Amount, such as certain Additional Contributions and/or Withdrawals, we use the Account Value as of the close of business for the Business Day immediately preceding the day the transaction or event occurs in calculating the changed Retirement Income Base or Retirement Income Amount. If we are not open for business on a day when a transaction or event occurs for your certificate and that transaction or event changes your Retirement Income Base and/or your Retirement Income Amount, we can advise you of the new amount as of the next Business Day we are open for business and we will provide you with notice of this amount.

1.	Purchasing an Income Edge

How Do You Purchase an Income Edge?

You purchase an Income Edge when you choose the Investor Protector Program. If you had a certificate with your Account and chose to terminate it, you must wait at least 90 days following the termination to purchase another certificate. You, or, if you intend to elect the Spousal Income Guarantee, you and your spouse, must be younger than age 85 to purchase the Income Edge. You apply to purchase an Income Edge by completing an Application when you contract with Investors Capital to participate in the Investor Protector Program (you must complete separate paperwork to contract with Investors Capital for that program). An Application for an Income Edge covering an Account over $5 million is subject to additional review by us before we issue a certificate. We may determine not to issue an Income Edge for any reason, at our sole discretion. If your Application Process is successfully completed, we will issue an Income Edge certificate to you describing your rights and obligations. The Income Edge certificate is in the form of an individual certificate provided under a group annuity contract issued by PHL Variable to Investors Capital Holdings, Ltd., the parent of Investors Capital Corporation. In Massachusetts, subject to state approval, certificates will be issued under a group annuity contract issued by PHL Variable to Investors Capital Corporation. The Income Edge is not available in all states.

There are two versions of the Income Edge: the Individual Income Guarantee and the Spousal Income Guarantee.

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The Individual Income Guarantee provides predictable lifetime income payments to you regardless of the actual performance or value of your Account assets by providing continuing income payments if the assets in your Account are reduced to $0 by Withdrawals (within the limits of the certificate) and/or poor investment performance before you die.

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The Spousal Income Guarantee provides predictable lifetime income payments for both you and your spouse by providing continuing income payments if the assets in your Account are reduced to $0 by Withdrawals (within the limits of the certificate) and/or poor market performance before both you and your spouse die.

❖	When you apply to purchase an Income Edge, you must indicate whether you want the Individual Income Guarantee or the Spousal Income Guarantee.

❖	Any owner of the Income Edge must be an owner of the Account.

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If you elect the Individual Income Guarantee, there can be only one owner of the Income Edge and that owner must be a natural person, unless the Income Edge is purchased by an IRA. For purposes of the Individual Income Guarantee, the Retirement Income Date is the later of your Certificate Effective Date or your 65th birthday.

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If you elect the Spousal Income Guarantee, both owners must be married spouses as defined under Federal tax law. Federal law defines “spouse” under the Defense of Marriage Act, as a man or a woman legally joined. Under this Act, neither individuals married under State or foreign laws that permit a marriage between two men or two women nor individuals participating in a civil union or other like status are spouses for any federal purposes, including provisions of the Internal Revenue Code. The age of the younger spouse is used to determine when and if lifetime income payments will be paid under the Income Edge. Accordingly, the Retirement Income Date is the later of the Certificate Effective Date or the younger spouse’s 65th birthday. For example, if on the Certificate Effective Date, one spouse is age 40, while the other spouse is age 60, the Retirement Income Date would be approximately twenty-five years from the Certificate Effective Date (the youngest spouse’s 65th birthday). In the event that the younger spouse dies before his or her 65 th birthday, then the Retirement Income Date will be the older spouse’s 65th birthday. If the older spouse has already reached his or her 65th birthday, then the date of the younger spouse’s death will be set as the Retirement Income Date.

What If You Want to Purchase an Income Edge For Your Individual Retirement Account (IRA)?

You may purchase the Qualified Income Edge and select the Individual Income Guarantee for your IRA.

❖	A Qualified Income Edge is an Income Edge certificate owned by an IRA. The Qualified Income Edge is available for traditional and Roth IRAs (collectively, “IRA Accounts”).

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If the Income Edge certificate is purchased in connection with an IRA, you must designate the natural person for whom the IRA is established for the benefit of the Income Edge for purposes of determining Income Edge benefits. The Retirement Income Date for the Qualified Income Edge is the later of the Certificate Effective Date or the date when the natural person for whom the IRA is established reaches age 65. The Qualified Income Edge is held within the IRA Account for the benefit of the natural person for whom the IRA is established.

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For a Qualified Income Edge, in a traditional IRA, the required minimum distribution (RMD) for the IRA will include the value of the Qualified Income Edge. In some cases, the RMD for the Account covered by the Income Edge may be more than 5% of the Retirement Income Base. If so, Withdrawals from your Account, to meet RMD requirements will not be treated as Excess Withdrawals and, accordingly, will not reduce your Retirement Income Base. For example, assume that the Account Value covered by Income Edge is $100,000; based on your age, the RMD related to the Account Value covered by the Income Edge is computed as $5,000. This amount can be Withdrawn from the Account Value even if this $5,000 exceeds 5% of your Retirement Income Base. The RMD for traditional IRA Accounts will be calculated as of January 1 following the later of the Certificate Effective Date and the date the owner turns the age 70 1/2. Prior to the date the RMD is first calculated, the RMD is equal to $0. The RMD will be based on the Account Value on the previous December 31st. See “Taxation of the Income Edge” for information about the required minimum distribution.

❖	The Spousal Income Guarantee is not available for an IRA Account.

2.	How Does Your Income Edge Work?

Your Retirement Income Base will equal your Account Value on your Certificate Effective Date. Additional Contributions you make to your Account after the Certificate Effective Date must either be allowed to remain as cash within the Permitted Ranges for the Model Portfolio you have elected, or be invested in accordance with the Permitted Ranges, using only Permitted Funds, for the Model Portfolio you have elected by the end of the Cure Period. Your Retirement Income Base may or may not increase as a result of Additional Contributions to your Account or the Annual Optional Increase. See “Increases in Your Retirement Income Base” later in this prospectus. Increases to your Retirement Income Base may increase the Income Edge Fee you will pay. See “Annual Income Edge Fee” later in this prospectus.

On or after your Retirement Income Date, you may withdraw your Retirement Income Amount, or if your certificate was issued as a traditional IRA, your RMD, if greater, without reducing your Retirement Income Base. Of course, you may always make Withdrawals from your Account before your Retirement Income Date, or in excess of your Retirement Income Amount or, if your certificate was issued as a traditional IRA, your RMD, if greater, on or after the Retirement Income Date, but these Withdrawals are considered Excess Withdrawals under the Income Edge and, accordingly, will reduce your Retirement Income Base and your Retirement Income Amount. Additionally, on or after the Retirement Income Date, Withdrawals that do not reduce the Retirement Income Base when taken will reduce or eliminate any increase to the Retirement Income Base from a subsequent Additional Contribution, and could reduce or eliminate the effect of more than one subsequent Additional Contribution. See “How Do You Structure Withdrawals From Your Account?” later in this prospectus.

In the event that your Account Value is reduced to $0 by withdrawals (within the limits of the certificate) and/or poor investment performance on or after your Retirement Income Date, we will pay the Retirement Income Amount after your Account Value reduces to $0 until you (or, if you have purchased the Spousal Income Guarantee, you and your spouse) die. When lifetime income payments will begin depends on whether or not you have reached the Retirement Income Date at the time your Account Value is reduced to $0. If your Account Value is reduced to $0 prior to the Retirement Income Date solely as a result of poor investment performance, monthly payments will commence one month following the Retirement Income Date and then will be made on the same day each month (or, if a payment is to be made on a day on which we are not open for business, it will be made on the next following day we are open for business). If your Account Value equals $0 on or after the Retirement Income Date as a result of Withdrawals (within the limits of the certificate) and/or poor investment performance, monthly payments will commence one month following the date your Account Value reduces to $0 and then will be made on the same day each month (or, if a payment is to be made on a day on which we are not open for business, it will be made on the next following day we are open for business). Under no circumstances would the payments continue to your heir or estate.

3.	Investors Capital and the Account

About Investors Capital

Investors Capital is registered as an investment adviser with the SEC. Investors Capital provides investment advisory services in all 50 states and, as of December 31, 2009, managed approximately $975 million in client assets. Investors Capital provides portfolio management services to individuals, trusts, corporate entities, employee benefit plans, and institutional clients.

Investors Capital will offer the Investor Protector Program only through affiliated and unaffiliated registered investment advisor representatives (“Financial Advisors”), although Investors Capital may engage other third parties to identify individuals who may be interested in investing in Accounts. The Financial Advisors assist clients in analyzing whether the Investor Protector Program is an appropriate investment advisory program and determining which investment style is appropriate for the client’s Account. Certain

Financial Advisors may not be permitted to provide you with advice regarding the Income Edge due to state laws and regulations relating to insurance agents. However, these Financial Advisors are permitted to arrange for you to discuss the Income Edge with representatives of Investors Capital Corporation’s affiliated insurance agency who are licensed to talk about whether the Income Edge is appropriate for you and to answer your questions. If you purchase the Income Edge, Pershing, LLC, the custodian for your Account, will provide client statements concerning Account activity, strategy and performance to your Financial Advisor, while we will send you notices solely related to the Income Edge.

About the Investor Protector Program

The Investor Protector Program is a discretionary managed account that leverages the expertise and knowledge of Investors Capital’s investment policy committee to actively manage specific portfolios comprised of mutual funds, including ETFs. While Investors Capital has a variety of investment strategies across the risk/return spectrum, the Investor Protector Program currently offers four Model Portfolios eligible for coverage under the certificates. Each of the Model Portfolios represents a different level of expected risk and return and correlates to one of the four asset allocations strategies described below. You may participate in only one of the four Model Portfolios eligible for the Income Edge at any one time, but may transfer your total Account Value from funds meeting the investment limitations of one Model Portfolio to another under the terms of the Investor Protector Program. You should know that you may only make such transfers once in each 90-day period and that transferring from funds meeting the investment limitations of one Model Portfolio to another may increase or decrease the fee you will pay for your certificate. You may not purchase the Income Edge in connection with a brokerage account the assets of which are managed in accordance with any portfolio that is not a Model Portfolio.

Investors Capital serves as the portfolio manager for the Model Portfolios and determines the asset allocation and specific mutual funds, including ETFs, for each Model Portfolio based on a determination about each fund manager’s performance in the specific investment discipline that fits the allocation strategy. Your Financial Advisor will assist you in selecting the Model Portfolio appropriate for your circumstances. Your participation in the Investor Protector Program is governed by the ICAS Client Agreement you signed with Investors Capital. You enter into this agreement in order to open your Account. In the ICAS Client Agreement, you authorize Investors Capital to provide investment advisory services to you, including the selection of the Model Portfolio in accordance with which your Account assets will be managed. Investors Capital, as portfolio manager to the Model Portfolios, maintains your Account by arranging for the execution of trades in your Account, placing orders for the purchase, sale or redemption of shares of the mutual funds, including ETFs, in accordance with the Permitted Ranges and Permitted Funds for the Model Portfolio you have selected, and periodically rebalances those assets. The assets are held by the custodian for your Account, which is Pershing, LLC. Investors Capital has arranged with the custodian to provide certain services to the Accounts, including custody of Account assets, provision of Account statements, and deduction of fees for the Investor Protector Program and other fees due under your ICAS Client Agreement. For more detailed information regarding the Investor Protector Program please refer to Investors Capital’s Form ADV Part II, which may be obtained by writing to Investors Capital at 230 Broadway, Lynnfield, MA 01940 or by calling 1-866-377-4559.

About the Model Portfolios

The Model Portfolios invest in mutual funds, including ETFs, and do not hold individual securities. An “ETF” is a type of pooled investment vehicle that invests in the securities of other issuers and the shares of which, unlike a traditional mutual fund, are traded on an exchange in secondary markets. An ETF may be a fund that holds a portfolio of common stocks designed to track the performance of a particular securities index, or a portfolio of bonds that may be designed to track a bond index. Each share of an ETF represents an undivided ownership interest in the portfolio held by an ETF.

The Model Portfolios currently eligible for coverage under the Income Edge are constructed to correspond to one of four asset allocation strategies, each of which has a percentage investment in equities and a percentage investment in fixed income investments corresponding to a target level of return and an expected level of risk associated with those investment percentages.

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The Investor Protector Conservative Model Portfolio is intended to consist of 40% equity investments and 60% fixed income investments. This Model Portfolio is intended for those investors concerned with capital preservation and a more conservative risk profile given the lower exposure to equities. The Investor Protector Conservative Model Portfolio is the least aggressive Model Portfolio in the Investor Protector Program.

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The Investor Protector Conservative/Balanced Model Portfolio is intended to consist of 50% equity investments and 50% fixed income investments. This Model Portfolio is intended for those investors concerned with capital preservation, but who would like equal exposure to both fixed income and equity securities for a greater return potential as compared to the Investor Protector Conservative model. Given the increased equity exposure, the Investor Protector Conservative/Balanced model is slightly more aggressive than the Investor Protector Conservative Model Portfolio.

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The Investor Protector Balanced Model Portfolio is intended to consist of 60% equity investments and 40% fixed income investments. The Investor Protector Balanced Model Portfolio has a greater allocation to equities as compared to fixed income securities. This model is intended for those investors who seek the greater growth potential offered by the increased equity exposure but desire the reduced volatility historically delivered by fixed income investments. Given this increased exposure to equities, the Investor Protector Balanced Model Portfolio will have a more aggressive posture as compared to the Investor Protector Conservative and Investor Protector Conservative/Balanced Model Portfolios.

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The Investor Protector Growth Model Portfolio is intended to consist of 70% equity investments and 30% fixed income investments. This Model Portfolio is intended for those investors who want the greatest growth potential of the four models offered. Although a higher allocation to equities suggests increased volatility, historically such a position has delivered greater long-term returns. The Investor Protector Growth model is the most aggressive Model Portfolio in the Investor Protector Program.

Each Model Portfolio is subject to maximum and minimum allocations to funds and ETFs investing primarily in various types of investments, i.e., asset classes and sub-asset classes. These limitations are the Permitted Ranges. To construct the Model Portfolios, Investors Capital selects qualifying ETFs and other mutual funds within these asset classes in compliance with the Permitted Ranges. Subject to the Permitted Ranges, Investors Capital may include any registered mutual fund or ETF in the Model Portfolios that has been agreed to by PHL Variable on a risk and/or cost assessment basis; however, none of these funds will be affiliated with Investors Capital or PHL Variable. Any fund or ETF that has been accepted for use in a Model Portfolio is a Permitted Fund. To learn more about the specific funds included in a Model Portfolio, you may contact Investors Capital at 1-866-377-4559. Additionally, the custodian for your Account will send regular brokerage statements to you that will reflect the underlying fund holdings in the Investor Protector Model Portfolio you have selected.

The Income Edge is available only with portfolios that satisfy the Permitted Ranges using only Permitted Funds. You should note that your Financial Advisor, in keeping with his fiduciary duty to manage your investments in your best interest, may choose to customize a portfolio for you that does not satisfy the Permitted Ranges or does not use only Permitted Funds and this choice may cause the certificate to terminate.

The Current Permitted Ranges for the Model Portfolios

The current Permitted Ranges are set forth in the following table. Investors Capital (subject to our right to reject any proposed change that would subject us to material additional risk or costs) may make changes to these Permitted Ranges in the future, in which case your Account’s allocations may have to be reallocated accordingly. We will inform you of any such change in writing.

Style Allocation	Investor Protector Conservative		Investor Protector Conservative/ Balanced		Investor Protector Balanced		Investor Protector Growth
	40% equities 60% fixed income		50% equities 50% fixed income		60% equities 40% fixed income		70% equities 30% fixed income
Asset and Sub-asset Classes: these are comprised of individual funds, including exchange traded funds, and are not individual investments.	Permitted Ranges		Permitted Ranges		Permitted Ranges		Permitted Ranges
	Min	Max	Min	Max	Min	Max	Min	Max
Large Cap US Equity	15%	31%	18%	38%	21%	45%	26%	55%
Core[1]	0%	31%	0%	38%	0%	45%	0%	55%
Value Tilt[2]	0%	23%	0%	29%	0%	35%	0%	42%
Growth Tilt[3]	0%	10%	0%	11%	0%	12%	0%	14%
Mid Cap US Equity	0%	16%	3%	20%	6%	24%	7%	29%
Core[4]	0%	16%	0%	20%	0%	24%	0%	29%
Value Tilt[5]	0%	12%	0%	15%	0%	18%	0%	22%
Growth Tilt[6]	0%	4%	0%	5%	0%	6%	0%	7%
Small Cap US Equity	1%	12%	3%	15%	5%	18%	8%	22%
Core[7]	0%	12%	0%	15%	0%	18%	0%	22%
Value Tilt[8]	0%	10%	0%	12%	0%	14%	0%	17%
Growth Tilt[9]	0%	4%	0%	4%	0%	4%	0%	5%
US REITs*[10]	0%	5%	0%	5%	0%	5%	0%	5%
Commodities*[11]	0%	5%	0%	5%	0%	5%	0%	5%
International Equity**	1%	16%	5%	20%	9%	24%	11%	29%
Core EAFE[12]	0%	16%	0%	20%	0%	24%	0%	29%
Non-EAFE Developed Markets[13]***	0%	8%	0%	9%	0%	10%	0%	13%
Non-EAFE Emerging Markets[14]***	0%	8%	0%	9%	0%	10%	0%	13%
Fixed Income#	55%	70%	45%	60%	35%	50%	25%	40%
US Core Fixed Income[15]#	0%	70%	0%	60%	0%	50%	0%	40%
US Shorter Duration HQ/cash[16]#	0%	70%	0%	60%	0%	50%	0%	40%
US Longer Duration HQ17#	0%	51%	0%	43%	0%	35%	0%	28%
US Corporates HQ18#	0%	51%	0%	43%	0%	35%	0%	28%
US High Yield[19] *#	0%	5%	0%	5%	0%	5%	0%	5%
International[20] *#	0%	5%	0%	5%	0%	5%	0%	5%
Inflation Protected[21]*#	0%	5%	0%	5%	0%	5%	0%	5%
Overall Equity	30%	45%	40%	55%	50%	65%	60%	75%
Overall Fixed	55%	70%	45%	60%	35%	50%	25%	40%

*	Max of 15% aggregate among all of the asset and sub-asset classes denoted by asterisk

**	At least 50% of International must be Core EAFE

***	Max of 3% in any individual country

#	Notes on Fixed Income Risk
As interest rates rise, existing bond prices fall and can cause the value of a fixed income investment to decline. Changes in interest rates will affect the value of longer-term fixed income securities more than shorter-term securities. Duration represents the interest rate sensitivity of a bond. For example, if a bond’s duration is five years, a 1% increase in interest rates would result in a 5% decline in the bond’s price. Similarly, a 1% decline in interest rates would result in a 5% gain in the bond’s price.

[1]

“Large Cap U.S. Equity Core” – An asset class that represents domestic equities that has equal allocation to both value and growth stocks, generally represented by a broad-based index such as the S&P 500® Index or the Russell 1000® Index. The S&P 500® Index is a free-float market capitalization-weighted index of 500 of the largest U.S. companies; as of March 31, 2010 companies in the index have an average market capitalization of more than $21 billion. The index is calculated on a total return basis with dividends reinvested. The index is unmanaged and not available for direct investment. The Russell 1000® measures the performance of the large-cap segment of the U.S. equity universe. It is a subset of the Russell 3000® Index and includes approximately 1000 of the largest companies based on a combination of their market cap and current index membership. The Russell 1000 represents approximately 92% of the U.S. market and, as of April 30, 2010, represents companies with a weighted average market capitalization of over $75 billion.

[2]

“Large Cap U.S. Equity Value Tilt” – represents holdings with a bias toward U.S. companies with large market capitalizations (typically $10 billion or more). These securities have the potential for long-term capital appreciation and are generally considered to be undervalued relative to a major unmanaged stock index based on price-to-current earnings, book value, asset value, or other factors. In aggregate, the securities within this asset class will generally have below-average price-to-earnings ratios, price-to-book ratios, and three-year earnings growth figures compared to the average of the U.S. diversified large-cap asset class.

[3]

“Large Cap U.S. Equity Growth Tilt” – represents holdings with a bias toward U.S. companies with large market capitalizations (typically $10 billion or more). These securities have the potential for long-term capital appreciation and are generally defined as securities with expected long-term earnings growth rates significantly higher than the earnings growth rates of the stocks represented in a major unmanaged stock index. In aggregate, the securities within this asset class will generally have above-average price-to-earnings ratios, price-to-book ratios, and three-year earnings growth figures compared to the average of the U.S. diversified large-cap asset class.

[4]

“Mid Cap U.S. Equity Core” – An asset class that represents domestic equities that has equal allocation to both value and growth mid cap stocks which are securities that tend to have market capitalizations above $2 billion up to $10 billion. Mid cap stocks are generally represented by a broad-based index such as the Russell Mid Cap® Index. The Russell Midcap Index is a subset of the Russell 1000® Index and represents approximately 27% of the total market capitalization of the Russell 1000 companies.

[5]

“Mid Cap U.S. Value Tilt” – represents holdings with a bias toward U.S. companies with mid-cap market capitalizations (typically more than $2 billion up to $10 billion). These securities have the potential for long-term capital appreciation and are generally considered to be undervalued relative to a major unmanaged stock index based on price-to-current earnings, book value, asset value, or other factors. In aggregate, the securities within this asset class will generally have below-average price-to-earnings ratios, price-to-book ratios, and three-year earnings growth figures compared to the average of the U.S. diversified mid-cap asset class.

[6]

“Mid Cap U.S. Growth Tilt” – represents holdings with a bias toward U.S. companies with mid-cap market capitalizations (typically more than $2 billion up to $10 billion). These securities have the potential for long-term capital appreciation and are generally defined as companies with expected long-term earnings growth rates significantly higher than the earnings growth rates of the stocks represented in a major unmanaged stock index. In aggregate, the securities within this asset class will generally have above-average price-to-earnings ratios, price-to-book ratios, and three-year earnings growth figures compared to the average of the U.S. diversified mid-cap asset class.

[7]

“Small Cap U.S. Equity Core” – An asset class that represents domestic equities that has equal allocation to both value and growth mid cap stocks which are companies that tend to have market capitalizations that are typically $2 billion or less. Small cap stocks are generally represented by a broad-based index such as the Russell 2000® Index. The Russell 2000® Index measures the performance of the small-cap segment of the U.S. equity universe. The Russell 2000® Index is a subset of the Russell 3000® Index representing approximately 8% of the total market capitalization of that index. It includes approximately 2,000 of the smallest companies based on a combination of market capitalization and current index membership.

[8]

“Small Cap U.S. Equity Value Tilt” – represents holdings with a bias toward U.S. companies with small market capitalizations (typically $2 billion or less). These securities have the potential for long-term capital appreciation and are generally considered to be undervalued relative to a major unmanaged stock index based on price-to-current earnings, book value, asset value, or other factors. In aggregate, the securities within this asset class will generally have below-average price-to-earnings ratios, price-to-book ratios, and three-year earnings growth figures compared to the average of the U.S. diversified small-cap asset class.

[9]

“Small Cap U.S. Equity Growth Tilt” – represents holdings with a bias toward U.S. companies with small market capitalizations (typically $2 billion or less). These securities have the potential for long-term capital appreciation and are generally defined as companies with expected long-term earnings growth rates significantly higher than the earnings growth rates of the stocks represented in a major unmanaged stock index. In aggregate, the securities within this asset class will generally have above-average price-to-earnings ratios, price-to-book ratios, and three-year earnings growth figures compared to the average of the U.S. diversified small-cap asset class.

[10]

“US REITs” – In order to operate as a REIT, a publicly traded company must receive at least 75% of its annual gross income from real estate rents, mortgage interest or other qualifying income; have at least 75% of the company’s annual assets consisting of rental real estate, real estate mortgages or other qualifying commercial real estate; and the company must distribute annually at least 90% of its taxable income to its shareholders. The risk-return profile of US REITs (Real Estate Investment Trusts) is represented by the FTSE NAREIT Equity Index, which is an unmanaged index generally considered to be representative of the North American Real Estate segment of the market, including all tax qualified REITs with common shares traded on the New York Stock Exchange, American Stock Exchange, or NASDAQ National Market List.

[11]

“Commodities” – An asset class that generally invests in securities of companies principally engaged in basic resources and agricultural products such as iron ore, crude oil, coal, ethanol, salt, sugar, coffee beans, soybeans, aluminum, copper, rice, wheat, gold, silver and platinum.

[12]

“International Equity Core EAFE” – An asset class that is generally comprised of securities with primary trading markets outside of the United States in developed international markets. As of December 31, 2009 the MSCI EAFE Index consisted of the following 21 developed market country indices from which securities may be selected: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden. Switzerland, and the United Kingdom. The risk-return profile of Core EAFE is represented by the MSCI EAFE Index (Europe, Australasia, Far East), which is an unmanaged, free float adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the US & Canada.

[13]

“International Equity Non-EAFE Developed Markets” – An asset class that is generally comprised of securities with primary trading markets outside of the United States in developed international markets not contained the 21 countries cited in the MSCI EAFE index. (Those MSCI EAFE countries are Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom).

[14]

“International Equity Non-EAFE Emerging Markets” – An asset class that is generally comprised of securities with primary trading markets in developing countries outside of the U.S. that have low standards of democratic governments, free market economies, industrialization, social programs, and human rights guarantees for its citizens. In addition, these developing/emerging countries are not contained in the MSCI EAFE Index (European, Australasian, and Far Eastern markets). As of December 31, 2009, the MSCI EAFE Index consisted of the following 21 developed market country indices from which securities may be selected: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden. Switzerland, and the United Kingdom.

[15]

“US CORE Fixed Income” – An asset class that is generally comprised of securities made up of United States dollar denominated Treasuries, government-related securities, and investment grade United States corporate securities. All issues have at least one year to maturity with intermediate indices including bonds with maturities up to 10 years and long term indices composed of bonds with maturities longer than ten years.

[16]

“US Shorter Duration HQ” Fixed Income/cash – This asset class is generally comprised of securities made up of United States dollar denominated Treasuries, government-related securities, and investment grade United States corporate securities. The duration of these bonds is typically between 1 year and 5 years. Duration is a measure of how the price of a bond changes in response to interest rate changes. This asset class also includes United States currency or cash.

[17]

“US Longer Duration HQ” Fixed Income – This asset class is generally comprised of securities made up of United States dollar denominated Treasuries, government-related securities, and investment grade United States corporate securities. The duration of theses bonds is typically longer than 10 years. Duration is a measure of how the price of a bond changes in response to interest rate changes.

[18]

“US Corporates HQ” Fixed Income – This category is composed of corporate bonds which are debt obligations of specific corporations. Bonds in this category are rated by either Moody's or S&P as having very high to the highest quality rating a bond can get – specifically “A” to “AAA” – with "AAA" bonds offering the best quality with the smallest risk of default.

[19]

“US High Yield” Fixed Income – An asset class that is generally comprised of fixed income securities that have below investment grade credit ratings and carry higher risks, but generally offer higher yields than investment-grade bonds.

[20]

“International” Fixed Income – An asset class that is generally comprised of securities made up of non-U.S. dollar denominated Treasuries, international government-related securities, and investment grade international corporate securities.

[21]

“Inflation Protected” Fixed Income – An asset class that invests in a special type of Treasury note or bond that offers protection from inflation. With an inflation protected bond, the coupon payments and underlying principal are automatically increased to compensate for inflation as measured by the consumer price index (CPI). Inflation protected bonds are considered a very conservative investment in that the growth of an investors purchasing power is guaranteed. Because of this safety feature, Inflation Protected Bonds offer a lower relative return as compared to other fixed income offerings.

For more detailed information regarding the Investor Protector Program, please refer to Investors Capital’s Form ADV, Part II which may be obtained by writing to Investors Capital at 230 Broadway, Lynnfield, MA 01940 or by calling 1-866-377-4559.

How Does the Income Edge Relate to Your Account?

The Income Edge is designed for clients participating in the Investor Protector Program who intend to use the investments in their Account as a basis for a withdrawal program to provide income payments for retirement or other long-term purposes.

The Income Edge provides insurance protection relating to your Account by ensuring that regardless of how your investments actually perform or the actual value of your assets in your Account when you begin your withdrawal program from your Account, you can have predictable lifetime income payments, subject to certain limitations described herein.

How Will Investors Capital Manage Your Investments in the Account If You Purchase an Income Edge?

Investors Capital constructs the Model Portfolios based on long-term, forward-looking assumptions for asset class allocation, risk/return and correlation, using capital markets research developed or reviewed by its advisory team. These portfolios employ a strategic asset allocation approach, implemented utilizing a combination of passive and active investments. The firm constructs its Model Portfolios using a multi-fund, multi-manager approach. Each fund is sub-advised by investment managers who are focused on a given investment style, and who have been selected through Investors Capital’s research and manager review. Ongoing due diligence is conducted to ensure managers/funds continue to adhere to Investors Capital’s investment oversight standards.

As you have granted Investors Capital discretion over your Account, Investors Capital may, from time to time, make various types of changes which might lead to changes in your Account. For example, Investors Capital may adjust the assets in a certificate holder’s Account to any extent it deems appropriate, in the best interest of an Income Edge certificate holder, including by changing the specific funds used and by making investments within and outside the Permitted Ranges. Investors Capital may do so at its discretion, and does not require certificate holder approval. For instance, Investors Capital may change the specific funds used within the Model Portfolio in an attempt to achieve more effective tracking to an index, or make an allocation to a specific sector or investment style. Similarly, Investors Capital may rebalance your Account periodically, as needed, to keep it aligned with the desired investment objective and changing market conditions.

Investors Capital may propose an adjustment to the composition of a Model Portfolio, including a change in the Permitted Ranges percentages and/or Permitted Funds that PHL Variable may accept for purposes of the certificate. However, such a change may also cause PHL Variable to change the Income Edge fee percentage for the affected Model Portfolio. The new fee would apply to your certificate as of your initial investment in the affected Model Portfolio following the change, or, if your Account is already invested in accordance with the affected Model Portfolio, upon making an additional contribution to the Account or exercising the Annual Optional Increase. You would receive notice of any such fee change.

What Happens if Your Account is Managed in a Manner Unacceptable to Us?

In order for your Income Edge to stay in effect, your Account must be invested at all times in accordance with one of the four Model Portfolios eligible for the Income Edge described above. Additionally, a Model Portfolio must continue to meet the Permitted Ranges, using only the Permitted Funds, for it to remain eligible. Changes to a Model Portfolio that cause it to fall outside the Permitted Ranges or use of a fund that is not a Permitted Fund within a Model Portfolio will result in termination of the Income Edge for an Account invested in accordance with that Model Portfolio unless the necessary change in the Permitted Ranges or use of the proposed fund is accepted by PHL Variable and the Account assets continue to be invested in accordance with the applicable Permitted Ranges, using only Permitted Funds. If PHL Variable does not accept a proposed change, then the Income Edge for owners of any affected Accounts will be at risk of terminating, unless the Model Portfolios are brought back into accordance with the Permitted Ranges, using only Permitted Funds, during the Cure Period. Following the end of the Cure Period, we will notify an Income Edge certificate holder whose Account is no longer in compliance with the Permitted Ranges, using only Permitted Funds, of this circumstance and options by mailing a notification to the certificate holder’s address on our records at least 30 days prior to terminating the certificate (In the event that the non-compliance is due to Investors Capital discontinuing the Model Portfolios, we will provide this notice as early as reasonably practicable prior to the termination, however such notice may be provided less than 30 days prior to termination). An Income Edge certificate holder whose Account is not in compliance with the Permitted Ranges, using only Permitted Funds, may choose a different Model Portfolio for investment of Account assets, if available, during this notice period and the certificate will not terminate. An affected certificate holder may choose to liquidate the Account and apply the resulting amount to another annuity with guaranteed benefits, including any such annuity then offered by PHL Variable or its affiliates, in which case the certificate would terminate. Additionally, at any time while a certificate is in effect, the Income Edge certificate holder can elect to close the Account and apply the Account Value to the Lifetime Payment Option. See “Lifetime Payment Option,” Appendix A to this prospectus. Liquidating Account assets may have adverse tax consequences and you should consult with your tax advisor.

What Happens if Your Additional Contributions or Withdrawals, or Other Actions Cause the Investments in Your Account to Fall Outside the Permitted Ranges?

Changes you make to your Account, including Additional Contributions and Withdrawals, may temporarily cause the assets in your Account to fall outside of the Permitted Ranges. For example, if you request a Withdrawal of $100,000 from your Account, Investors Capital first must sell securities that are worth $100,000 in order to raise cash for your Withdrawal. At this point in time the assets in your Account may fall outside of the Permitted Ranges due to the higher percentage of cash held in the Account. In addition, after you withdraw the $100,000 in cash, the remaining assets in your Account might not be within the Permitted Ranges and Investors Capital may need to rebalance the assets in your Account. If you make Additional Contributions after the Certificate Effective Date, these Contributions must either be allowed to remain as cash within the Permitted Ranges for the Model Portfolio you have elected, or be invested in accordance with the Permitted Ranges for Model Portfolio you have elected during the Cure Period.

In addition to changes you make, increases or decreases in the market value of the funds in your Account can cause the assets in your Account to fall outside the Permitted Ranges. Also, Investors Capital could invest your Account assets outside the Permitted Ranges for some reason. If the assets in your Account fall outside of the Permitted Ranges using only Permitted Funds, for any reason, Investors Capital must bring the assets in line with the applicable investment limitations within the Cure Period, or the certificates of affected Income Edge certificate holders may terminate. Following the end of the Cure Period, we will notify an Income Edge certificate holder whose Account is no longer in compliance with the Permitted Ranges, using only Permitted Funds, of this circumstance and options by mailing a notification to the certificate holder’s address on our records at least 30 days prior to terminating the certificate. As described below, in the unlikely event that Investors Capital discontinues the Model Portfolios, we would provide this notice as early as reasonably practicable. (See “What Happens if Your Account is Managed in a Manner Unacceptable to Us?” above for a description of the options.)

In addition to changes in your Account assets (either in the value of particular assets or in the particular assets held in your Account) due to Account changes you make, market movement, or investment choices by Investors Capital, a circumstance outside our control may make Investors Capital unable to maintain the Model Portfolios. We have agreed with Investors Capital that the Model Portfolios (with such changes as PHL Variable may accept in its discretion) shall remain available for existing Income Edge certificate holders regardless of any decision by Investors Capital to cease offering the Model Portfolios. However, if, despite this agreement, Investors Capital does not maintain the Model Portfolios, your Income Edge will terminate 10 Business Days following the date your Account assets are no longer invested in accordance with a Model Portfolio. We will notify any certificate holder whose Income Edge will terminate due to discontinuation of the Model Portfolios by Investors Capital by mailing a notice of termination to the certificate holder’s address on our records as early as reasonably practicable prior to the termination.

Should there be securities transactions in your Account due to your activities or actions of Investors Capital, you will receive confirmations of the securities transactions in your Account from the custodian and notices from us reflecting changes to the Retirement Income Base and Retirement Income Amount, if any, due to additional cash contributions and/or the Annual Optional Increase.

What Happens if the Value of Your Account is Too Low for Investors Capital to Invest Within the Permitted Ranges?

If your Account Value is equal to or less than $10,000, the assets in your Account might not be able to be maintained within the Permitted Ranges. This could occur if funds in the Model Portfolios apply minimum investment requirements and your Account cannot meet those requirements. If your Account Value has decreased to a value of $10,000 or less, Investors Capital may choose to liquidate the assets held in your Account and your Account will hold only cash (any such liquidation would be reflected on Account statements you receive from the Account custodian, however we will not provide any special notice regarding the status of your Income Edge in connection with a conversion of your Account to cash when the Account Value is less than $10,000). In this event, we permit an exception to the requirement that your Account comply with the Permitted Ranges using only Permitted Funds. If your Account has decreased to a value of $10,000 or less and is comprised solely of cash, your Income Edge will not terminate. This exception does not change other terms of the certificate and they will remain in force. For example,

•	You will continue to be charged the Income Edge fee for the Model Portfolio in accordance with which your Account was last invested while holding investments other than cash.

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If you have reached or passed the Retirement Income Date, you will be able to withdraw the Retirement Income Amount without negatively affecting the Retirement Income Base and, if your Account Value is less than the amount of your Retirement Income Amount remaining for Withdrawal in the calendar year, you can withdraw the entire Account Value and we will be obligated to make lifetime income payments. If your Account goes to $0 due to Withdrawals that are not Excess Withdrawals and/or poor investment performance, we will be obligated to make lifetime income payments. See “Income Edge Payments” later in this prospectus.

•

You could elect the Lifetime Payment Option while your Account Value is greater than $0. We do not provide any special notice that this option is available while your Account Value is less than $10,000.

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Should you contribute cash to the Account that increases the Account Value to more than $10,000, the Account Value would again be required to be invested in accordance with one of the Model Portfolios within the Cure Period or your certificate will be at risk of terminating. Following the end of the Cure Period, we will notify an Income Edge certificate holder whose Account is no longer in compliance with the Permitted Ranges, using only Permitted Funds, of this circumstance and options by mailing a notification to the certificate holder’s address on our records at least 30 days prior to terminating the certificate.

Why Will Your Income Edge Terminate if Your Account is Not Managed Within the Permitted Ranges?

We would not be able to offer the Income Edge if we could not require that your Account be managed within the Permitted Ranges, using only Permitted Funds. In order for us to be able to provide the Income Edge for a reasonable fee, we need to know that your Account will be managed within certain constraints—otherwise our risks would be too high for us to be able to make the Income Edge available to you.

In this respect, the Model Portfolios eligible for the Income Edge are designed to provide steady returns while minimizing the risk that your Account Value will be reduced to $0 before you die.

Accordingly, the risk against which the Income Edge protects may be minimal. Likewise, based on historical returns, if you stay invested in the markets for a long period of time, then the likelihood of your Account Value being reduced to $0 solely because of poor performance may diminish. You should take into consideration the amount of time you expect to have assets in the Account in deciding if the Income Edge is appropriate for you. Of course, past performance is no guarantee of future performance and historical trends may not continue.

We are not an investment adviser and do not provide investment advice to you in connection with your Income Edge. For more information about Investors Capital and the Investor Protector Program, you should talk to your registered representative or Financial Advisor and review Investors Capital’s Form ADV, Part II, Client Brochure which may be obtained by writing to Investors Capital at 230 Broadway, Lynnfield, MA 01940 or by calling 1-866-377-4559.

4.	Annual Income Edge Fee

The Income Edge fee will be deducted from your Account Value while your certificate is in effect and your Account Value is greater than $0. The Income Edge fee is calculated quarterly as a percentage of the Retirement Income Base on the date of the calculation, and will vary, and may be reset to a higher percentage, as a result of certain transactions described below. Increases to the Retirement Income Base will increase the dollar amount of the Income Edge fee, assuming the applicable Income Edge fee percentage has not decreased. If your Retirement Income Base does not change, your Income Edge fee percentage and the dollar amount of your Income Edge fee will not change unless you have an Annual Optional Increase, transfer Account assets to be invested in accordance with a different Model Portfolio, or make an Additional Contribution. In addition, the Income Edge fee percentage for the Spousal Income Guarantee may be higher than the Income Edge fee percentage for the Individual Income Guarantee and the Income Edge fee percentage may vary from Model Portfolio to Model Portfolio.

PHL Variable may decide to increase the Income Edge fee percentage for a Model Portfolio, or may accept a change to the Permitted Ranges and/or Permitted Funds proposed by Investors Capital that would cause PHL Variable to increase the Income Edge fee percentage due to the additional risk to PHL Variable presented by such a change. The Income Edge fee will never exceed 3.00%. Alternatively, PHL Variable may decrease Income Edge fee percentages. If you hold an Income Edge certificate when we change a fee percentage, the fee percentage for your certificate will change as a result of any of the circumstances described below. Any change in your Income Edge fee percentage will apply beginning on the first day of the calendar quarter following the fee change.

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If you make Additional Contributions to the Account, your Income Edge fee percentage will be calculated as a weighted average fee percentage, based on the Income Edge fee percentage that applied prior to the Additional Contribution and the Income Edge fee percentage in effect for the Model Portfolio in accordance with which your Account is invested at that time. The new weighted average fee percentage applies to the new Retirement Income Base, which reflects the Additional Contributions. The weighted average fee percentage is the average of the fee percentage that applied to your Retirement Income Base prior to the Additional Contribution and the fee percentage that applies to the amount of any increase in the Retirement Income Base from the Additional Contribution weighted by the dollar amount of the Retirement Income Base before the Additional Contribution and the dollar amount of the increase, if any, in the Retirement Income Base following the Additional Contribution. For an example of how your Additional Contributions may affect your Income Edge fee, see the example entitled “Additional Contributions” in the box below.

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If you have an Annual Optional Increase, your Income Edge fee percentage will be calculated as a weighted average fee percentage. This weighted average fee percentage will be determined based on the Income Edge fee percentage(s) that applied prior to the Annual Optional Increase and the Income Edge fee percentage in effect for the Model Portfolio in accordance with which your Account is invested at the time of the Annual Optional Increase. The weighted average fee percentage is the average of the fee percentage that applied to your Retirement Income Base prior to the Annual Optional Increase and the fee percentage that applies to the amount of any increase in the Retirement Income Base from the Annual Optional Increase weighted by the dollar amount of the Retirement Income Base before the Annual Optional Increase and the dollar amount of the increase in the Retirement Income Base following the Annual Optional Increase. For an example of how the Annual Optional Increase may affect your Income Edge fee, see the example entitled “Annual Optional Increase” in the box below.

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If you transfer your Account Value so that it is invested in accordance with a different eligible Model Portfolio (transfers among Model Portfolios must be 100% of Account Value to be permitted under the certificate), your new Income Edge fee percentage will be the Income Edge fee percentage in effect for the Model Portfolio to which you transferred. For an example of how transfers may affect your Income Edge fee, see the example entitled “Transfers” in the box below. Only one transfer is allowed in any 90-day period.

These examples show the effect of certain transactions on the calculation of the Income Edge fee percentage. The fee percentages shown in these examples are hypothetical only and do not represent the Income Edge fee percentages that will apply to your certificate at any point. You can obtain the fee percentages in effect at any time by contacting your Financial Advisor or Investors Capital, or by contacting PHL Variable at the number shown on the front of this prospectus. Certain rules affect the fees for all certificates. See “For all certificates” following these examples.

Example: Additional Contributions

Assume your Retirement Income Base is equal to $250,000 and the Income Edge fee percentage currently in effect for your Income Edge is 1.40%. Assume further that you make an Additional Contribution of $50,000 to your Account and the Income Edge fee percentage in effect for the Model Portfolio in accordance with which your Account is invested at the time of the contribution is equal to 1.75%. The Retirement Income Base increases to $300,000 as a result of the Additional Contribution.

The weighted average Income Edge fee percentage is equal to the current Income Edge fee percentage multiplied by the Retirement Income Base before the Additional Contribution (1.40% x $250,000) plus the new Income Edge fee percentage multiplied by the amount the Retirement Income Base increased as a result of the Additional Contribution (1.75% x $50,000) divided by the new Retirement Income Base ($300,000). The result is 1.46%. We will use the new weighted average fee percentage of 1.46% to calculate your Income Edge fee at the beginning of the next quarter and thereafter, assuming no other changes to your Account that may change the fee again.

Example: Annual Optional Increase

Assume your Retirement Income Base is equal to $250,000 and the Income Edge fee percentage currently in effect for your Income Edge is 1.40%. Assume further your Account Value is currently $300,000, you exercise the Annual Optional Increase on your Certificate Anniversary Date and the Income Edge fee percentage in effect for the Model Portfolio in accordance with which your Account is then invested is equal to 1.75%. The Retirement Income Base increases to $300,000 as a result of the Annual Optional Increase (an increase of $50,000).

The weighted average Income Edge fee percentage is equal to the current Income Edge fee percentage multiplied by the Retirement Income Base before the Annual Optional Increase (1.40% x $250,000) plus the new Income Edge fee percentage multiplied by the amount the Retirement Income Base increased as a result of the Annual Optional Increase (1.75% x $50,000) divided by the new Retirement Income Base ($300,000). The result is 1.46%. We will use the new weighted average fee percentage of 1.46% to calculate your Income Edge fee at the beginning of the next quarter and thereafter, assuming no other changes to your Account that may change the fee again.

Example: Transfers

Assume your Account is invested in accordance with a particular Model Portfolio and the Income Edge fee percentage currently in effect for your certificate is 1.40%. You choose to transfer 100% of your Account Value so it is invested in accordance with a different Model Portfolio. The Income Edge fee percentage then in effect for that Model Portfolio is 2.00%. We will use the new Income Edge fee percentage of 2.00% to calculate your Income Edge fee at the beginning of the next quarter and thereafter, assuming no other changes to your Account that may change the fee again.

For all certificates:

❖	Your first Income Edge fee is charged on the Certificate Effective Date and is prorated based on the number of days remaining in the calendar quarter.

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If your certificate has a transaction that causes the Income Edge fee percentage to be reset (e.g. a transfer, Annual Optional Increase, or Additional Contribution), the reset Income Edge fee percentage will first be used to calculate your Income Edge fee on the first day of the next calendar quarter next following that transaction, unless the Income Edge fee percentage is reset again due to one or more of the above activities.

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Unless you direct Investors Capital to pay your Income Edge fee from a different source, it will be deducted from your Account assets by selling Account assets on a pro-rata basis in proportion to the amount of your total Account Value each asset represents. The sale or transfer of assets in your Account to pay the Income Edge fee will not be treated as a Withdrawal. The Income Edge fee is paid in advance and we will not refund any portion of pre-paid Income Edge fees to you if your certificate is terminated for any reason.

You should carefully consider how a change in fee percentage applicable to an Additional Contribution, the Annual Optional Increase or transfer of Account Value to be invested in accordance with a different Model Portfolio will impact your total Income Edge fee before making Additional Contributions, determining not to reject the Annual Optional Increase, or, transferring to a different Model Portfolio. In the event that your Income Edge fee percentage increases, assuming your Retirement Income Base has not decreased, the total Income Edge fee will increase and the increase could be significant. You should also be aware that if you intend to purchase the Income Edge in order to be able to make Additional Contributions, accept Annual Optional Increases, or, make transfers of Account Value to be invested in accordance with other Model Portfolios, you will not be able to determine in advance what the total fee will be after such transactions because the fee percentage may vary from time to time. After you make an Additional Contribution, accept the Annual Optional Increase, or make a transfer that changes your fee percentage, we will notify you in writing of your fee percentage. Also, you may call Investors Capital toll free at 1-866-377-4559 for information about your Income Edge fee percentage at any time.

5.	Withdrawals From Your Account

Definition of “Withdrawal”

The term “Withdrawal” is an important term for you to understand because Withdrawals can impact the amount of your Retirement Income Base and Retirement Income Amount and, therefore, the amount of guaranteed lifetime income payments you may receive in accordance with the terms of your Income Edge. A Withdrawal is defined as (i) the sale or transfer of assets out of your Account, other than for the fees described below (ii) the sale, exchange or transfer of Account assets to pay the Investor Protector Program Fee and/or the Financial Advisor Fee in excess of 2.00% of your Account Value in any calendar year; or (iii) dividends, capital gains or other accretions with respect to assets in your Account, whether distributed as fund shares or cash, that are not reinvested in your Account in accordance with the Permitted Ranges within the Cure Period and instead are transferred out of your Account. However, the sale, exchange or transfer of Account assets to pay for the Income Edge fee, and the Investor Protector Program Fee and the Financial Advisor Fee up to and including 2.00% of your Account Value in any calendar year, fees for miscellaneous Account activities (e.g. wire transfers) or special services (e.g. IRA maintenance), and any fees imposed directly or indirectly by the funds held in your Account either periodically, or upon their purchase or redemption will not be treated as Withdrawals. Please note that any deduction to pay any portion of your Investor Protector Program Fee and/or Financial Advisor Fee in excess of 2.00% of your Account Value in any calendar year, will be treated as a Withdrawal for purposes of the certificate.

Two types of Withdrawals can affect the certificate: Excess Withdrawals and other Withdrawals. Any Withdrawals before the Retirement Income Date and any Withdrawal that alone, or in combination with other Withdrawals taken in a calendar year, exceeds the Retirement Income Amount (or, if your certificate was issued as a traditional IRA, the RMD, if greater) on or after the Retirement Income Date are Excess Withdrawals that will reduce your Retirement Income Base, which can reduce the benefit of your Income Edge. Excess Withdrawals can also terminate your certificate. See “Withdrawals Prior to the Retirement Income Date” and “Withdrawals On or After the Retirement Income Date” later in this section. Withdrawals taken on or after the Retirement Income Date that are not Excess Withdrawals can reduce the amount of the increase to the Retirement Income Base that would otherwise result from subsequent Additional Contributions to the Account and such Withdrawals can affect more than one subsequent Additional Contribution. See ‘‘Increases from Additional Contributions to Your Account” later in this prospectus.

There is no provision under the Income Edge certificate to cure any decrease in the amount of your Retirement Income Base and Retirement Income Amount due to Withdrawals. You should carefully monitor your Retirement Income Base as well as the amount of any Withdrawals. You may call Investors Capital at 1-866-377-4559 for information about your Retirement Income Base and your available Retirement Income Amount.

How Do You Structure Withdrawals From Your Account?

The Income Edge is designed for investment advisory clients who intend to use the investments in their Account as the basis for a withdrawal program to provide income payments for retirement or other long-term purposes.

You may make Withdrawals from your Account at any time and in any amount you choose. However, any Withdrawals before the Retirement Income Date and any Withdrawals in excess of the Retirement Income Amount (or, if your certificate was issued as a traditional IRA, the RMD, if greater) on or after the Retirement Income Date are Excess Withdrawals and will reduce your Retirement

Income Base, which will reduce the potential benefit of your Income Edge. To obtain the maximum potential benefit from your Income Edge under your specific circumstances, you should consider waiting until the Retirement Income Date when your Retirement Income Amount becomes available to begin Withdrawals and thereafter limit your annual Withdrawals to an amount not in excess of the Retirement Income Amount.

As noted above, prior to the Retirement Income Date, you cannot take any Withdrawals from your Account without reducing the potential benefit of your Income Edge. If, on or after your Retirement Income Date, your Account Value is less than or equal to your Retirement Income Amount (or, if your certificate was issued as a traditional IRA, your RMD, if greater), including for any Account with a value equal to or less than $10,000 which holds only cash (see “What Happens if the Value of Your Account is Too Low for Investors Capital to Invest Within the Permitted Ranges” previously in this prospectus), you may make a Withdrawal for the full Account Value and reduce your Account Value to $0 and then lifetime income payments will commence one month following the date your Account Value reduces to $0. However, if, on or after your Retirement Income Date, you make a Withdrawal of your entire Account Value and the cumulative amount of Withdrawals you have made in that calendar year (including the current Withdrawal) exceeds your Retirement Income Amount (or, for certificates issued as traditional IRAs, the RMD, if greater) resulting in an Excess Withdrawal, including for any Account with a value equal to or less than $10,000 which holds only cash, your Account Value will reduce to $0 and your Income Edge will terminate without value.

How Do You Know When You Have Reached Your “Retirement Income Date” and Can Start Taking Withdrawals That Will Not Reduce the Potential Benefit of Your Income Edge

As noted, to get the maximum benefit from your Income Edge, you should wait until your Retirement Income Date to begin taking Withdrawals from your Account. Your specific Retirement Income Date depends on whether you purchased your Income Edge with the Individual Income Guarantee or the Spousal Income Guarantee.

❖	If you purchased your Income Edge with the Individual Income Guarantee (including an IRA Account), your Retirement Income Date is the later of the Certificate Effective Date or your 65th birthday.

❖	If you purchased your Income Edge with the Spousal Income Guarantee, your Retirement Income Date is the later of the Certificate Effective Date or the younger spouse’s 65th birthday.

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If you purchased your Income Edge with the Spousal Income Guarantee, and either you or your spouse die prior to the Retirement Income Date, we will recalculate the Retirement Income Date to be the later of:

i.	the date of the deceased spouse’s death; or

ii.	the surviving spouse’s 65th birthday.

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If your 65th birthday occurs on a day on which we are not open for business, we can advise you of your Retirement Income Amount, calculated based on the Retirement Income Base in effect as of your 65th birthday, on the next Business Day on which we are open for business and then you can make a Withdrawal of the Retirement Income Amount.

We will send you a notice on your Retirement Income Date to advise you that your Retirement Income Amount has become available with the amount of your Retirement Income Amount.

How Much Should You Withdraw From Your Account Each Year?

To get the maximum benefit from your Income Edge, you should wait until the Retirement Income Date when your Retirement Income Amount becomes available and then withdraw no more than your Retirement Income Amount each calendar year (unless your certificate was issued as a traditional IRA and your RMD is greater than the Retirement Income Amount, in which case you can withdraw that greater amount). The Retirement Income Amount represents the maximum amount you may withdraw each calendar year without reducing the benefit of the Income Edge. Prior to your Retirement Income Date, your Retirement Income Amount is $0. This means that prior to your Retirement Income Date, any Withdrawal you make will reduce your Income Edge benefit. On your Retirement Income Date, your Retirement Income Amount is 5% of your Retirement Income Base, pro rated based on the number of days until the following January 1st. In determining the amount you may withdraw without reducing the benefit of the Income Edge, you should keep in mind that deductions taken from your Account Value to pay any amount of your Investor Protector Program Fee and/or your Financial Advisor Fee in excess of 2.00% of Account Value in a calendar year are Withdrawals that are counted toward your Retirement Income Amount. As a result, if the cumulative amount of these fees and any Withdrawals you request exceeds your Retirement Income Amount (or, if your certificate was issued as a traditional IRA, your RMD, if greater) in any calendar year, your Retirement Income Base will be reduced in the same proportion as these Excess Withdrawal(s) reduced your Account Value. Since Excess Withdrawals reduce your Retirement Income Base in the same proportion as your Account Value is reduced by the Excess Withdrawal, when the Account Value is less than the Retirement Income Base at the time of an Excess Withdrawal, the dollar amount by which the Retirement Income Base is reduced will be greater than the dollar amount by which the Account Value is reduced. Excess Withdrawals that reduce your Account Value to $0 will cause your Income Edge to terminate.

Your Retirement Income Amount is recalculated as of January 1st of each subsequent calendar year and will be equal to 5% of the Retirement Income Base as of January 1st. If your certificate was issued as a traditional IRA and your RMD is greater than the

Retirement Income Amount, that greater amount can be withdrawn without reducing your Retirement Income Base. If Excess Withdrawals have reduced your Retirement Income Base during the calendar year, your Retirement Income Amount calculated as of the following January 1st will be lower than it otherwise would have been (assuming your Retirement Income Base does not increase prior to that January 1st). The Retirement Income Amount is also recalculated when you make an Additional Contribution or when your Retirement Income Base increases as a result of the Annual Optional Increase. See “How is Your Retirement Income Amount Calculated?” for details about how the Retirement Income Amount is recalculated when you make an Additional Contribution or have the Annual Optional Increase.

How Do You Know How Much You Have Left to Withdraw in Any Calendar Year Without Reducing Your Retirement Income Base?

Before the Retirement Income Date, your Retirement Income Amount is $0, so you may not take any Withdrawals before the Retirement Income Date without reducing your Retirement Income Base. On and after the Retirement Income Date, we send you a notice following January 1st each year your certificate is in effect showing your Retirement Income Amount for that calendar year. The amount shown in this notice is your Retirement Income Amount as of January 1st, and we send this notice on the first Business Day following January 1 st. For purposes of calculating the Retirement Income Amount in the annual notices, we assume that the amount of the Investor Protector Program Fee and the Financial Advisor Fee in total do not exceed 2.00% of your current Account Value, in which case the deduction of such fees from your Account Value would not be considered a Withdrawal. If the assets withdrawn to pay the Investor Protector Program Fee and your Financial Advisor Fee, separately or together, exceed 2.00% of the Account Value in a calendar year, the amount in excess of 2.00% of Account Value in a calendar year is a Withdrawal and, depending on your circumstances, all or a portion of such fee(s) could be an Excess Withdrawal that would immediately reduce your Retirement Income Base and will reduce the Retirement Income Amount in subsequent years, assuming the Retirement Income Base does not increase prior to the time the Retirement Income Amount is recalculated.

Also, at any time in a calendar year on or after the Retirement Income Date, you can find out how much you have left to withdraw in that calendar year without reducing your Retirement Income Base by contacting Investors Capital at 1-866-377-4559. The amount quoted will be the remaining amount available for the particular calendar year as of the date you inquire and will not reflect future Withdrawals you may have scheduled for the remainder of the calendar year or Withdrawals that will occur later in the calendar year to pay any amount of the Investor Protector Program Fee and the Financial Advisor Fee in excess of 2.00% of Account Value in the calendar year. You will be notified of these assumptions. We calculate this remaining amount as follows:

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Non-Qualified Income Edge (a certificate not issued in connection with an IRA): We reduce your Retirement Income Amount in effect on the date you inquire (your Retirement Income Amount equals 5% of the Retirement Income Base on the preceding January 1st as adjusted due to any increase in the Retirement Income Base from Additional Contributions and/or the Annual Optional Increase that have occurred since January 1st) by all previous Withdrawals you have made in the same calendar year, including any portion of the Investor Protector Program Fee and /or Financial Advisor Fee already deducted from the Account Value in excess of 2.00% of your Account Value in the calendar year. If the resulting number is zero or negative, you have no amount remaining to withdraw without reducing the Retirement Income Base.

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Qualified Income Edge: We reduce the greater of the RMD or your Retirement Income Amount in effect on the date you inquire (your Retirement Income Amount equals 5% of the Retirement Income Base on the preceding January 1st as adjusted due to any increase in the Retirement Income Base from Additional Contributions and/or the Annual Optional Increase that have occurred since January 1st), by all previous Withdrawals made during the same calendar year including any portion of the Investor Protector Program Fee and/or Financial Advisor Fee already deducted from the Account in excess of 2.00% of your Account Value in the calendar year. If the resulting number is zero or negative, you have no amount remaining to withdraw without reducing the Retirement Income Base.

Withdrawals Prior to the Retirement Income Date

Prior to the Retirement Income Date, your Retirement Income Amount is $0 and your Retirement Income Base will be reduced by any Withdrawal in the same proportion as your Account Value (immediately prior to the Withdrawal) is reduced by the Withdrawal and, if your Account Value is then less than your Retirement Income Base, the Withdrawal will reduce your Retirement Income Base by more than the Withdrawal amount. If you make a Withdrawal of your entire Account Value, your Retirement Income Base will be reduced to $0 and your Income Edge certificate and the guarantee it provides will terminate.

Example: with Withdrawals Prior to the Retirement Income Date

Assume that on the Certificate Effective Date, you are age 60, your Account Value is $500,000, and your Retirement Income Base equals $500,000. Assume you make a Withdrawal of $25,000 from your Account and your Account Value immediately prior to such Withdrawal is $500,000. Your Account Value is reduced by the amount of the Withdrawal. Because you make the Withdrawal before your Retirement Income Date, your Retirement Income Base would be reduced in the same proportion that the Withdrawal reduced your Account Value. Your Account Value was reduced by 5%, and accordingly, your Retirement Income Base is reduced by 5%, from $500,000 to $475,000.

Now assume you make another Withdrawal of $25,000 from your Account. The following describes the effect of this Withdrawal when poor market performance has decreased your Account Value prior to the Withdrawal (e.g. “Down-Market Situation”) and good market performance has increased your Account Value prior to the Withdrawal (e.g. “Up-Market Situation”).

Down-Market Situation. Assume also that your Account Value has decreased, based on poor market performance, from $475,000 to $450,000 immediately prior to the Withdrawal. In this situation, the $25,000 Withdrawal would reduce the Retirement Income Base by more than $25,000 because the Withdrawal was taken after a market decline. Your Account Value would decrease from $450,000 to $425,000 as a result of the Withdrawal. Again, your Retirement Income Base would be reduced in the same proportion that the Withdrawal reduced your Account Value ($25,000 divided by $450,000) or 5.56%. Therefore, your Retirement Income Base as a result of the Withdrawal would be reduced from $475,000 to $448,590 ($475,000 x 0.0556 = $26,410 and $475,000—$26,410 = $448,590).

Up-Market Situation. Assume that your Account Value has increased, based on good market performance, from $475,000 to $525,000 from the first Certificate Anniversary Date to the second Certificate Anniversary Date. In this situation, the $25,000 Withdrawal would reduce the Retirement Income Base by less than $25,000 because the Withdrawal was taken after a market increase. Your Account Value would decrease to $500,000 as a result of the Withdrawal. Your Retirement Income Base would be reduced in the same proportion that the Withdrawal reduced your Account Value ($25,000 divided by $525,000) or 4.76%. Therefore, your Retirement Income Base as a result of the Withdrawal would be reduced from $475,000 to $452,390 ($475,000 x 0.0476 = $22,610 and $475,000 - $22,610 = $452,390).

Termination. Assume that your Account Value is now $425,000. You make a Withdrawal of $425,000 from your Account (the amount of your entire Account Value). Your Account Value would decrease to $0. Your Retirement Income Base would be reduced in the same proportion that the Withdrawal reduced your Account Value, or 100%. Therefore, your Retirement Income Base after the Withdrawal would be $0 and your Income Edge would terminate without value.

Withdrawals On or After the Retirement Income Date

On or after your Retirement Income Date, your Retirement Income Base will not be reduced by Withdrawals if the cumulative amount of Withdrawals in a calendar year is less than or equal to your Retirement Income Amount or, if your certificate was issued as a traditional IRA, the RMD, if greater. If a Withdrawal causes the cumulative Withdrawals to exceed the Retirement Income Amount, or the RMD amount, if applicable, in that calendar year, the Withdrawal amounts in excess of the applicable amount will be considered Excess Withdrawals. Since amounts deducted from your Account to pay any portion of the Investor Protector Program Fee and/or your Financial Advisor Fee in excess of 2.00% of your Account Value in a calendar year are considered “Withdrawals,” the deduction of these fees may result in Excess Withdrawals if the amounts greater than 2.00% of Account Value in a calendar year alone, or in combination with other Withdrawals in that calendar year, exceed the Retirement Income Amount. Each Excess Withdrawal will reduce the Retirement Income Base in the same proportion as the Account Value is reduced by the Excess Withdrawal; and, if your Account Value is then less than your Retirement Income Base, the Excess Withdrawal will reduce your Retirement Income Base by more than the Withdrawal amount.

Example: with Allowable Withdrawal Followed by Excess Withdrawal taken on or after the Retirement Income Date

Assume that you are over age 65, your Retirement Income Base equals $500,000, your Retirement Income Amount equals $25,000, and you had made no prior Withdrawals during the current calendar year. Assume that you make a Withdrawal of $25,000 from your Account and that your Account Value prior to the Withdrawal is $500,000. Your Account Value would decrease to $475,000 as a result of the Withdrawal, and because your cumulative Withdrawals did not exceed your Retirement Income Amount, your Retirement Income Base would remain at $500,000.

Assume that later that calendar year, you withdraw an additional $25,000 from your Account and that your Account Value prior to the Withdrawal is $475,000. Your Account Value would decrease to $450,000 as a result of the second Withdrawal. Your cumulative Withdrawals for the calendar year are now $50,000, which exceeds your Retirement Income Amount of $25,000. The Excess Withdrawal of $25,000 reduced your Account Value by ($25,000 ÷ $475,000) or 5.26%, and accordingly, your Retirement Income Base is reduced by 5.26%, from $500,000 to $473,700 ($500,000 x 0.0526 = $26,300 and $500,000 - $26,300 = $473,700).

Your Retirement Income Base on the first Business Day following the next January 1 is still equal to $473,700. Therefore, your Retirement Income Amount is recalculated as 5% of $473,700 or $23,685.

If you make a Withdrawal of your entire Account Value and the cumulative amount of Withdrawals you have made in that calendar year (including the current Withdrawal) exceeds your Retirement Income Amount or RMD, as applicable, your Retirement Income Base is reduced to $0 (because it is reduced in the same proportion as the Withdrawal reduced your Account Value, or 100%) and your Income Edge will terminate without value.

The Importance of Managing Your Withdrawals

The foregoing discussion of Withdrawals illustrates how important it is to carefully manage your Withdrawals to avoid adversely impacting the amount of your Retirement Income Base and Retirement Income Amount or causing a termination of your Income Edge that may not be in your best interest. You should carefully consider whether you may need to make Withdrawals before the Retirement Income Date or in excess of the Retirement Income Amount or RMD, as applicable, on or after the Retirement Income Date. If you believe you may have such a need, you should have other sources of liquidity to avoid having to make these types of Withdrawals. Your Income Edge does not require us to warn you or provide you with notice regarding potentially adverse consequences that may be associated with any Withdrawals or other factors affecting your Account Value. You should consider your ability to monitor factors affecting your Account Value, such as deductions to pay your Investor Protector Program Fee and your Financial Advisor Fee which, if greater than 2.00% of Account Value in a calendar year would be a Withdrawal, and Withdrawals you schedule or request before you purchase the Income Edge, and then should carefully monitor that activity after you purchase the certificate. There is no provision under the Income Edge to cure any decrease in the amount of your Retirement Income Base and Retirement Income Amount due to Withdrawals.

The Importance of Considering When to Start Making Withdrawals

You may start making Withdrawals from your Account at any time. However, any Withdrawals reduce your Account Value. Additionally, as discussed above, Withdrawals from your Account may reduce your Retirement Income Base and correspondingly, your Retirement Income Amount. As discussed, you should wait until on or after the Retirement Income Date to begin making Withdrawals. However, you should understand that the longer you wait after such date to start making Withdrawals from your Account, the less likely you will be to benefit from your Income Edge because of decreasing life expectancy. On the other hand, the longer you wait to begin making Withdrawals from your Account, the more likely you will be to benefit from the opportunity to take advantage of investment gains (if any) in your Account in a particular year through the Annual Optional Increase by locking in a higher Retirement Income Base. You should carefully consider when to begin making Withdrawals from your Account.

Investors Capital will administer your requests for Withdrawals from your Account. We will receive information periodically from Investors Capital concerning your Account Value and transactions processed in your Account. We will track your Account Value and transactions in your Account to calculate the amount of your Retirement Income Base and Retirement Income Amount, if any, on an ongoing basis. Additionally, we will notify you if your Retirement Income Base or Retirement Income Amount has changed as a result of transactions in your Account. You may contact Investors Capital at 1-866-377-4559 for information about your Account and amounts related to your certificate.

6.	Retirement Income Amount

How is Your “Retirement Income Amount” Calculated?

Your Retirement Income Amount is first calculated on your Retirement Income Date using your Retirement Income Base as of the close of business on the immediately preceding Business Day. If your Retirement Income Date is January 1, your Retirement Income Amount will be equal to 5% of the Retirement Income Base as of the close of the Business Day immediately preceding January 1, or, if your certificate was issued as an IRA and the RMD is greater, the RMD amount will be available as a Withdrawal that will not reduce the Retirement Income Base. Your Retirement Income Amount is pro rated based on the number of days from your Retirement Income Date until the following January 1. For example, if your Retirement Income Base as of January 1 is $250,000, this amount does not change prior to the following July 1, and your Retirement Income Date is on the following July 1, your Retirement Income Amount is calculated on July 1 as $6,301 for the remainder of the year (5% x $250,000 x 184/365). Your Retirement Income Amount is recalculated as of January 1 of each year and will be equal to 5% of the Retirement Income Base. If your certificate was issued as a traditional IRA and the RMD is greater than the Retirement Income Amount, that greater amount can be withdrawn without reducing the Retirement Income Base. As a practical matter, since January 1, is not a Business Day, your Retirement Income Amount calculated as of January 1 is not available as a Withdrawal that will not reduce the Retirement Income Base until the first Business Day following January 1st.

Can Your Retirement Income Amount Decrease?

The Retirement Income Amount is recalculated as of January 1 of each year as 5% of the then-existing Retirement Income Base. Therefore, if your Retirement Income Base decreased during a calendar year, your Retirement Income Amount calculated as of the next January 1 will be lower than your Retirement Income Amount for the prior calendar year. If your certificate was issued as a traditional IRA and the RMD is greater than the Retirement Income Amount, that greater amount can be withdrawn without reducing the Retirement Income Base.

Can Your Retirement Income Amount Increase?

Since your Retirement Income Amount is a percentage of the Retirement Income Base, your Retirement Income Amount that becomes available to you on and after the Retirement Income Date can be higher than it would otherwise be if your Retirement Income Base increases at any time, both before, and on and after your Retirement Income Date. Your Retirement Income Amount will increase as a result of increases to your Retirement Income Base, if any, from Additional Contributions you make to your Account and/or as a result of an Annual Optional Increase that increases your Retirement Income Base. Assuming the Income Edge fee percentage for your certificate has not decreased, increases to the Retirement Income Base will increase the amount of Income Edge fee you will be charged. If your certificate was issued as a traditional IRA and your RMD is greater than the Retirement Income Amount in a particular calendar year, that greater amount can be withdrawn from Account Value without reducing the Retirement Income Base.

7.	Increases in Your Retirement Income Base

At your Certificate Effective Date, your Retirement Income Base is equal to your Account Value. Your Account Value on any date is the aggregate value of the assets in your Account as determined from time to time in accordance with applicable law by Investors Capital.

Example: New Account

Assume you open your Account with an initial contribution of $500,000, purchase an Income Edge, and your Certificate Effective Date is the Business Day on which you opened your Account. Your Retirement Income Base is $500,000 on the Certificate Effective Date.

Example: Existing Account

Assume instead that you opened your Account five years ago with an initial contribution of $500,000. Assume further that you applied to purchase an Income Edge one week ago when your Account Value was equal to $595,000 but the Application Process was not complete until today. Your Account Value today is $600,000. Your Retirement Income Base is equal to $600,000, or the Account Value on the Certificate Effective Date.

Increases From Additional Contributions to Your Account

Your Retirement Income Base may increase each time you make an Additional Contribution to your Account. To the extent you make an Additional Contribution to your Account and this Additional Contribution is not allowed to remain as cash in the Model Portfolio you selected, then this Additional Contribution will not be eligible for the Income Edge until it is invested in accordance with the Permitted Ranges and in Permitted Funds which must occur within the Cure Period.

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Additional Contributions prior to the Retirement Income Date-If, prior to the Retirement Income Date, you make an Additional Contribution to your Account and that Additional Contribution is invested in accordance with the Permitted Ranges and in Permitted Funds for the Model Portfolio you selected within the Cure Period, we will increase your Retirement Income Base by the amount of that most recent Additional Contribution dollar for dollar.

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Additional Contributions on or after the Retirement Income Date-If you make an Additional Contribution to your Account on or after the Retirement Income Date and that Additional Contribution is invested in accordance with the Permitted Ranges for the Model Portfolio you selected within the Cure Period, we will determine whether this Additional Contribution will increase your Retirement Income Base. An Additional Contribution will increase your Retirement Income Base only after Withdrawals that have not reduced the Retirement Income Base have been exceeded by the amount of prior Additional Contributions to the Account. To determine the amount by which an Additional Contribution will increase your Retirement Income Base, we compare the total of all Additional Contributions you have made to your Account after the Certificate Effective Date (including the current Additional Contribution) to the sum of

1) all Withdrawals from your Account that did not reduce your Retirement Income Base and

2) all increases to the Retirement Income Base resulting from previous Additional Contributions.

We will increase your Retirement Income Base by the amount by which your total Additional Contributions exceeds the sum of 1 and 2 above.

As described above, Withdrawals that do not reduce your Retirement Income Base when taken will reduce or eliminate increases to the Retirement Income Base from subsequent Additional Contributions, and could reduce or eliminate the effect of more than one subsequent Additional Contribution.

If the Retirement Income Base increases as a result of an Additional Contribution to your Account, your Retirement Income Amount will increase by a proportionate amount based on the number of days remaining until the following January 1. (This does not affect the maximum amount you can withdraw if your certificate was issued as a traditional IRA and your RMD remains greater than the increased Retirement Income Amount.) The increase to the Retirement Income Amount equals 5% multiplied by the amount the Retirement Income Base increased (as a result of the Additional Contribution) multiplied by the number of days until the following January 1 and divided by 365. Your Retirement Income Amount is recalculated as of each January 1st . As of the first Business Day following January 1, we can advise you of your Retirement Income Amount for the new calendar year and you can make a Withdrawal of your Retirement Income Amount.

Additional Contributions that increase your Retirement Income Base will increase the Income Edge fee amount, assuming the Income Edge fee percentage has not decreased. If we have increased the Income Edge fee percentage for the Model Portfolio you have elected for your Account, and you make an Additional Contribution to your Account, that increased fee percentage will apply to a portion of your Retirement Income Base. See “Annual Income Edge Fee” previously in this prospectus. Under certain circumstances, Additional Contributions in your Account will not increase your Retirement Income Base and you should consult with your Investors Capital representative to determine whether making Additional Contributions to the Account is appropriate under your particular circumstances.

The following example shows the effect of Additional Contributions on the Retirement Income Base prior to the Retirement Income Date.

Example 1: with Additional Contributions and Withdrawal (Prior to the Retirement Income Date)

Certificate Effective Date (07/01/2010)

Retirement Income Date (10/15/2012)

The Retirement Income Base (RIB) is set equal to the Account Value on the Certificate Effective Date. The Retirement Income Amount (RIA) is set equal to zero since the Retirement Income Date has not yet been reached.

Account Value on 07/01/2010: $1,000,000

Retirement Income Base on 07/01/2010: $1,000,000

Retirement Income Amount on 07/01/2010: $0

Additional Contribution

You make an Additional Contribution of $50,000 on 10/01/2010.

The RIB increases as a result of the Additional Contribution dollar for dollar since the Retirement Income Date has not yet been reached.

The RIA remains equal to zero since the Retirement Income Date has not yet been reached.

Retirement Income Base on 10/01/2010: $1,000,000 + $50,000 = $1,050,000

Retirement Income Amount on 10/01/2010: $0

Withdrawal

You make a Withdrawal of $20,000 on 10/15/2010 and your Account Value is $1,000,000 at that time.

The RIB decreases as a result of the Withdrawal because the Retirement Income Amount is zero. All Withdrawals prior to the Retirement Income Date are considered Excess Withdrawals and will reduce the RIB.

The Excess Withdrawal of $20,000 reduced your Account Value by ($20,000 ÷ $1,000,000 or) 2.00%, and accordingly, your Retirement Income Base is reduced by 2.00%, from $1,050,000 to $1,029,000.

Retirement Income Base on 10/15/2010: $1,050,000

The RIA remains equal to zero since the Retirement Income Date has not yet been reached.

Additional Contribution

You make an Additional Contribution of $60,000 on 10/29/2010.

The RIB increases as a result of the Additional Contribution dollar for dollar since the Retirement Income Date has not yet been reached.

The RIA remains equal to zero since the Retirement Income Date has not yet been reached.

Retirement Income Base on 10/29/2010: $1,029,000 + $60,000 = $1,089,000

Retirement Income Amount on 10/29/2010: $0

The following examples show the effect of Additional Contributions to the Account on the Retirement Income Base and Retirement Income Amount when you have reached your Retirement Income Date.

Example 1: with Additional Contributions (On or after the Retirement Income Date)

Certificate Effective Date (07/01/2010)

Assume you are over age 65 on the Certificate Effective Date so the Retirement Income Date is also 07/01/2010.

The Retirement Income Base (RIB) is set equal to the Account Value on the Certificate Effective Date. Because you have reached your Retirement Income Date your Retirement Income Amount (RIA) is set equal to 5% of the RIB, prorated based on the number of calendar days until the following January 1.

Account Value on 07/01/2010: $1,000,000

Retirement Income Base on 07/01/2010: $1,000,000

Retirement Income Amount on 07/01/2010: 5% x $1,000,000 x (184 / 365) = $25,205

Additional Contribution

You make an Additional Contribution of $50,000 on 10/01/2010.

The RIB increases as a result of the Additional Contribution by the full amount of the Additional Contribution because there had been no Withdrawals to date that did not reduce the RIB. The RIA is increased by an amount equal to 5% multiplied by the amount the Retirement Income Base increased, prorated based on the number of calendar days until the following January 1

(A) Cumulative Additional Contributions: $50,000

(B) Cumulative Withdrawals (that have not reduced RIB): $0

(C) Cumulative Increases to RIB as a result of prior Additional Contributions: $0

Retirement Income Base Increase: (A) – [(B) + (C)] = $50,000 – [$0 + $0] = $50,000

Retirement Income Base on 10/01/2010: $1,000,000 + $50,000 = $1,050,000

Retirement Income Amount Increase: 5% x $50,000 x (92 / 365) = $630

Retirement Income Amount on 10/01/2010: $25,205 + $630 = $25,835

Additional Contribution

You make an Additional Contribution of $60,000 on 10/29/2010.

The RIB increases as a result of the Additional Contribution by the full amount of the Additional Contribution because there had been no Withdrawals to date that did not reduce the RIB. The RIA is increased by an amount equal to 5% multiplied by the amount the Retirement Income Base increased, prorated based on the number of calendar days until the following January 1

(D) Cumulative Additional Contributions: $110,000

(E) Cumulative Withdrawals (that have not reduced RIB): $0

(F) Cumulative Increases to RIB as a result of prior Additional Contributions: $50,000

Retirement Income Base Increase: (D) – [(E) + (F)] = $110,000 – [$0 + $50,000] = $60,000

Retirement Income Base on 10/29/2010: $1,050,000 + $60,000 = $1,110,000

Retirement Income Amount Increase: 5% x $60,000 x (64 / 365) = $526

Retirement Income Amount on 10/29/2010: $25,835 + $526 = $26,362

Example 2: with Additional Contributions and Withdrawal (On or after the Retirement Income Date)

Certificate Effective Date (07/01/2010)

The Retirement Income Base (RIB) is set equal to the Account Value on the Certificate Effective Date. You have reached your Retirement Income Date so you have a Retirement Income Amount (RIA) and this amount is set equal to 5% of the RIB, prorated based on the number of calendar days until the following January 1.

Account Value on 07/01/2010: $1,000,000

Retirement Income Base on 07/01/2010: $1,000,000

Retirement Income Amount on 07/01/2010: 5% x $1,000,000 x (184 / 365) = $25,205

Additional Contribution

You make an Additional Contribution of $50,000 on 10/01/2010.

The RIB increases by the full amount of the Additional Contribution because you have not made any Withdrawals that have not reduced the RIB and there were no increases to the RIB as a result of prior Additional Contributions. The RIA is increased by an amount equal to 5% multiplied by the amount the Retirement Income Base increased, prorated based on the number of calendar days until the following January 1

(A) Cumulative Additional Contributions: $50,000

(B) Cumulative Withdrawals (that have not reduced RIB): $0

(C) Cumulative Increases to RIB as a result of prior Additional Contributions: $0

Retirement Income Base Increase: (A) – [(B) + (C)] = $50,000 – [$0 + $0] = $50,000

Retirement Income Base on 10/01/2010: $1,000,000 + $50,000 = $1,050,000

Retirement Income Amount Increase: 5% x $ 50,000 x (92 / 365) = $630

Retirement Income Amount on 10/01/2010: $25,205 + $630 = $25,835

Withdrawal

You make a Withdrawal of $20,000 on 10/15/2010.

The RIB does not change because cumulative Withdrawals in the calendar year do not exceed the RIA.

Retirement Income Base on 10/15/2010: $1,050,000

Retirement Income Amount on 10/15/2010: $25,835

Amount of RIA remaining for Withdrawal in 2010: $25,835 – $20,000=$5,835

Additional Contribution

You make an Additional Contribution of $60,000 on 10/29/2010.

The RIB increases as a result of the Additional Contribution, but not by the full amount of the Additional Contribution because there was a prior Withdrawal that did not reduce the RIB. The RIA is increased by an amount equal to 5% multiplied by the amount the Retirement Income Base increased, prorated based on the number of calendar days until the following January 1

(D) Cumulative Additional Contributions: $110,000

(E) Cumulative Withdrawals (that have not reduced RIB): $20,000

(F) Cumulative Increases to RIB as a result of prior Additional Contributions: $50,000

Retirement Income Base Increase: (D) – [(E) + (F)] = $110,000 – [$20,000 + $50,000] = $40,000

Retirement Income Base on 10/29/2010: $1,050,000 + $40,000 = $1,090,000

Retirement Income Amount Increase: 5% x $40,000 x (64 / 365) = $351

Retirement Income Amount on 10/29/2010: $25,835 + $351 = $26,186

Amount of RIA remaining for Withdrawal in 2010: $26,186 – $20,000 = $6,186

Example 3: with Withdrawals and an Additional Contribution That Does Not Increase the Retirement Income Base (On or after the Retirement Income Date)

Certificate Effective Date (07/01/2010)

The Retirement Income Base (RIB) is set equal to the Account Value on the Certificate Effective Date. You have reached your Retirement Income Date so you have a Retirement Income Amount (RIA) and this amount is set equal to 5% of the RIB, prorated based on the number of calendar days until the following January 1.

Account Value on 07/01/2010: $1,000,000

Retirement Income Base on 07/01/2010: $1,000,000

Retirement Income Amount on 07/01/2010: 5% x $1,000,000 x (184/365) = $25,205

Additional Contribution that increases the RIB

You make an Additional Contribution of $50,000 on 10/01/2010.

The RIB increases by the full amount of the Additional Contribution. The RIA is increased by an amount equal to 5% multiplied by the amount the Retirement Income Base increased, prorated based on the number of calendar days until the following January 1.

(A) Cumulative Additional Contributions: $50,000

(B) Cumulative Withdrawals (that have not reduced RIB): $0

(C) Cumulative Increases to RIB as a result of prior Additional Contributions: $0

Retirement Income Base Increase: (A) – [(B) + (C)] = $50,000 – [$0 + $0] = $50,000

Retirement Income Base on 10/01/2010: $1,000,000 + $50,000 = $1,050,000

Retirement Income Amount Increase: 5% x $50,000 x (92/365) = $630

Retirement Income Amount on 10/01/2010: $25,205 + $630 = $25,835

Withdrawal

You make a Withdrawal of $20,000 on 10/15/2010.

The RIB does not change because cumulative Withdrawals in the calendar year do not exceed the RIA.

Retirement Income Base on 10/15/2010: $1,050,000

Retirement Income Amount on 10/15/2010: $25,835

Amount of RIA remaining for Withdrawal in 2010: $25,835 – $20,000 = $5,835

Additional Contribution that does not increase the RIB

You make an Additional Contribution of $5,000 on 10/29/2010.

The RIB and RIA do not increase as a result of the Additional Contribution, since the cumulative Additional Contributions have not yet exceeded cumulative Withdrawals that have not reduced the RIB and other increases to the RIB as a result of prior Additional Contributions.

(D) Cumulative Additional Contributions: $55,000

(E) Cumulative Withdrawals (that have not reduced RIB): $20,000

(F) Cumulative Increases to RIB as a result of prior Additional Contributions: $50,000

Retirement Income Base Increase: (D) – [(E) + (F)] = $55,000 – [$20,000 + $50,000] = $ – 15,000. Since this amount is less than zero, it does not increase the RIB. Although the result is negative, the RIB will never decrease as a result of an Additional Contribution.

Retirement Income Base on 10/29/2010: $1,050,000 + $0 = $1,050,000

Retirement Income Amount on 10/29/2010: $25,835 + $0 = $25,835

Amount of RIA remaining for withdrawal in 2010: $5,835

Additional Contribution that does not increase the RIB

You make another Additional Contribution of $5,000 on 11/15/2010.

The RIB and RIA do not increase as a result of the Additional Contribution, since the cumulative Additional Contributions have not yet exceeded cumulative withdrawals that have not reduced the RIB and other increases to the RIB as a result of prior Additional Contributions.

(G) Cumulative Additional Contributions: $60,000

(H) Cumulative Withdrawals (that have not reduced RIB): $20,000

(I) Cumulative Increases to RIB as a result of prior Additional Contributions: $50,000

Retirement Income Base Increase: (G) – [(H) + (I)] = $60,000 – [$20,000 + $50,000] = $ – 10,000. Since this amount is less than zero, it does not increase the RIB. Although the result is negative, the RIB will never decrease as a result of an Additional Contribution.

Retirement Income Base on 11/15/2010: $1,050,000 + $0 = $1,050,000

Retirement Income Amount on 11/15/2010: $25,835 + $0 = $25,835

Amount of RIA remaining for withdrawal in 2010: $5,835

Additional Contribution that increases the RIB by a partial amount

You make another Additional Contribution of $15,000 on 12/01/2010.

The RIB increases as a result of the Additional Contribution, but not by the full amount of the Additional Contribution, as it is partially offset by a previous Withdrawal that did not reduce the RIB and other increases to the RIB as a result of prior Additional Contributions. The RIA is increased by an amount equal to 5% multiplied by the amount the Retirement Income Base increased, prorated based on the number of calendar days until the following January 1.

(J) Cumulative Additional Contributions: $50,000 + $5,000 + $5,000 + $15,000 = $75,000

(K) Cumulative Withdrawals (that have not reduced RIB): $20,000

(L) Cumulative Increases to RIB as a result of prior Additional Contributions: $50,000

Retirement Income Base Increase: (J) – [(K) + (L)] = $75,000 – [$20,000 + $50,000] = $5,000

Retirement Income Base on 12/01/2010: $1,050,000 + $5,000 = $1,055,000

Retirement Income Amount Increase: 5% x $5,000 x (31 / 365) = $21

Retirement Income Amount on 12/01/2010: $25,835 + $21 = $25,856

Amount of RIA remaining for withdrawal in 2010: $5,835 + $21 = $5,856

Example 4: with Additional Contributions, Withdrawal within the RIA followed by Excess Withdrawal (On or after the Retirement Income Date)

Certificate Effective Date (07/01/2010)

The RIB is set equal to the Account Value on the Certificate Effective Date. The RIA is set equal to 5% of the RIB, prorated based on the number of calendar days until the following January 1.

Account Value on 07/01/2010: $1,000,000

Retirement Income Base on 07/01/2010: $1,000,000

Retirement Income Amount on 07/01/2010: 5% x $1,000,000 x (184 / 365) = $25,205

Additional Contribution

You make an Additional Contribution of $50,000 on 10/01/2010.

The RIB increases as a result of the Additional Contribution because you have not made any Withdrawals that have not reduced the RIB. The RIA is increased by an amount equal to 5% multiplied by the amount the Retirement Income Base increased, prorated based on the number of calendar days until the following January 1

(A) Cumulative Additional Contributions: $50,000

(B) Cumulative Withdrawals (that have not reduced RIB): $0

(C) Cumulative Increases to RIB as a result of prior Additional Contributions: $0

Retirement Income Base Increase: (A) – [(B) + (C)] = $50,000 – [$0 + $0] = $50,000

Retirement Income Base on 10/01/2010: $1,000,000 + $50,000 = $1,050,000

Retirement Income Amount Increase: 5% x $50,000 x (92 / 365) = $630

Retirement Income Amount on 10/01/2010: $25,205 + $630 = $25,835

Withdrawal within the RIA

You make a Withdrawal of $20,000 on 10/15/2010.

The RIB does not change because cumulative Withdrawals in the calendar year do not exceed the RIA.

Retirement Income Base on 10/15/2010: $1,050,000

Retirement Income Amount on 10/15/2010: $25,835

Amount of RIA remaining for Withdrawal in 2010: $25,835 – $20,000 = $5,835

Withdrawal causing an Excess Withdrawal because a portion of the Withdrawal causes cumulative Withdrawals in the year to exceed the RIA

You make a Withdrawal of $30,000 on 10/29/2010.

Account Value on 10/29/2010 prior to the Withdrawal = $1,000,000

The RIB decreases as a result of the Withdrawal because the cumulative Withdrawals for the calendar year of $50,000 ($20,000 + $30,000) exceed the RIA of $25,835.

Retirement Income Base on 10/29/2010 prior to the Withdrawal = $1,050,000

Of the $30,000 Withdrawal, $5,835 is considered within the RIA and $24,165 is considered an Excess Withdrawal.

Your Account Value is reduced to $994,165 as a result of the Withdrawal within the RIA ($1,000,000 – $5,835).

Your Account Value is further reduced to $970,000 as a result of the Excess Withdrawal ($994,165 – $24,165).

Your Account Value immediately prior to the Excess Withdrawal is reduced 2.43% as a result of the Excess Withdrawal ($24,165 ÷ $994,165 = 2.43%).

New Retirement Income Base on 10/29/2010: $1,050,000 x (1 – 0.0243) = $1,024,485

Amount of RIA remaining for Withdrawal in 2010: $5,835 – $5,835 = $0.

Additional Contribution

You make an Additional Contribution of $60,000 on 11/29/2010.

The RIB increases as a result of the Additional Contribution, but not by the full amount of the Additional Contribution because there were prior withdrawals of $25,835 that did not reduce the RIB ($20,000 on 10/15/2010 and $5,835 on 10/29/2010).

The RIA is increased by an amount equal to 5% multiplied by the amount the Retirement Income Base increased, prorated based on the number of calendar days until the following January 1

(D) Cumulative Additional Contributions: $110,000

(E) Cumulative Withdrawals (that have not reduced RIB): $25,835

(F) Cumulative Increases to RIB as a result of prior Additional Contributions: $50,000

Retirement Income Base Increase: (D) – [(E) + (F)] = $110,000 – [$25,835 + $50,000] = $34,165

Retirement Income Base on 11/29/2010: $1,024,485 + $34,165 = $1,058,650

Retirement Income Amount Increase: 5% x $34,165 x (33 / 365) = $154

Retirement Income Amount on 11/29/2010: $25,835 + $154 = $25,989

Amount of RIA remaining for Withdrawal in 2010: $0 + $154 = $154

It is important to understand that your Account Value may increase for reasons other than Additional Contributions you may make to your Account, such as realized or unrealized investment gains or the reinvestment of dividends. Increases in your Account Value other than increases resulting from Additional Contributions you make to your Account do not increase your Retirement Income Base.

Example:

Assume that on the Certificate Effective Date of your Income Edge, your Retirement Income Base equals $500,000. Assume further that by your first Certificate Anniversary Date, your Account Value has grown to $510,000 because your investments have appreciated. The increase in your Account Value because of the appreciation of your investments would not increase your Retirement Income Base to $510,000 (unless, as discussed below, the Annual Optional Increase has been applied). Instead, your Retirement Income Base remains $500,000.

Increases as a Result of the Annual Optional Increase

The Annual Optional Increase is an Income Edge feature. You may use the Annual Optional Increase to periodically increase your Retirement Income Base which, in turn, will increase your Retirement Income Amount, and your lifetime income payments (if any). On your Certificate Anniversary Date, if the Account Value is greater than your Retirement Income Base, and you have not declined the Annual Optional Increase, we will increase your Retirement Income Base to equal your Account Value.

Approximately 30 days prior to each Certificate Anniversary Date, you will be notified that you are approaching the Annual Optional Increase. We must be notified in writing at least 7 days prior to the Certificate Anniversary Date if you do not want to have the Annual Optional Increase. If you take no action in the time specified in our notice, we will apply the Annual Optional Increase (assuming your Account Value is then greater than your Retirement Income Base) and your Retirement Income Base will increase on your Certificate Anniversary Date. An increase in the Income Edge fee percentage may result from accepting the Annual Optional Increase and, unless your Income Edge fee percentage has decreased, your fee amount will increase as a result of the increased Retirement Income Base. Therefore, the fees you pay may increase if you take no action in response to a notice regarding the Annual Optional Increase.

When we apply the Annual Optional Increase, you will have immediate access to the proportionate increase to the Retirement Income Amount. This proportionate increase to the Retirement Income Amount is equal to 5% multiplied by the amount by which the Retirement Income Base increased as a result of the Annual Optional Increase multiplied by the number of days until the following January 1 and divided by 365. Your Retirement Income Amount is recalculated as of each January 1st. As of the first Business Day following January 1, we can advise you of your Retirement Income Amount for the new calendar year and you can make a Withdrawal of your Retirement Income Amount.

If the Account Value on your Certificate Anniversary Date is less than your Retirement Income Base, your Retirement Income Base will not increase and, as a result, your Income Edge fee will not change.

Example: with appreciation

Assume that on the Certificate Effective Date, your Retirement Income Base is equal to $500,000. Assume further that by your first Certificate Anniversary Date, your Account Value has grown to $520,000 because your assets have appreciated and you have not made any withdrawals from your Account. If you do not notify us that you do not want to have that Annual Optional Increase, your Retirement Income Base will automatically increase on that Certificate Anniversary Date to $520,000 and your Retirement Income Amount will be recalculated.

Example: with Contributions plus appreciation and no Withdrawals in an up market

Assume that on the Certificate Effective Date, your Retirement Income Base is equal to $500,000. Assume further that by your first Certificate Anniversary Date, your Account Value has increased to $520,000 because your Account has appreciated, and further assume that you have not made any withdrawals from your Account. If you do not notify us that you do not want to have that Annual Optional Increase, your Retirement Income Base will automatically increase on that Certificate Anniversary Date to $520,000.

Now, assume that by your second Certificate Anniversary Date, your Account Value has increased to $540,000 because your Account assets have appreciated, and further assume that you have not made any withdrawals from your Account. Assume that on the second Certificate Anniversary Date, you make an Additional Contribution to your Account in the amount of $50,000. We will increase your Retirement Income Base on that Certificate Anniversary Date to $590,000 and will recalculate your Retirement Income Amount unless you have notified us that you do not want to have that Annual Optional Increase.

Example: with Contributions plus appreciation and Withdrawals in an up market

Assume that on the Certificate Effective Date, your Retirement Income Base is equal to $500,000. Assume further that by your first Certificate Anniversary Date, your Account Value has increased to $520,000 because your Account has appreciated, and assume that you have not made any Withdrawals from your Account. If you do not notify us that you do not want to have that Annual Optional Increase, your Retirement Income Base will automatically increase on that anniversary date to $520,000.

Assume further that after the first Certificate Anniversary Date but before the second Certificate Anniversary Date, you make a Withdrawal from your Account in the amount of $25,000. Assume that on the second Certificate Anniversary Date, you make an Additional Contribution of $50,000. As a result of the Additional Contribution, your Retirement Income Base will increase by the amount of cumulative Additional Contributions to your Account ($50,000) less the amount of cumulative Withdrawals from your Account that have not decreased the Retirement Income Base ($25,000) less the cumulative amount by which your Retirement Income Base has been increased by Additional Contributions not including the current Additional Contribution ($0). Therefore, your Retirement Income Base will increase by $25,000 to $545,000 and will recalculate your Retirement Income Amount unless you have notified us that you do not want to have that Annual Optional Increase.

8.	Income Edge Payments

If and when your Account Value is reduced to $0 as a result of Withdrawals from your Account within the limits of your Income Edge certificate on or after the Retirement Income Date and/or poor investment performance before, or on or after the Retirement Income Date, we will provide you with continuing income payments. The income payments under the Income Edge certificate are provided through a lifetime fixed payout annuity. The Income Edge is treated under state insurance law as an annuity contract.

Example

Assume that you purchased your Income Edge with an Individual Income Guarantee at age 50 and your initial Retirement Income Base was $500,000. Because of increases to your Retirement Income Base, the Retirement Income Base had grown to $1,000,000 by the time you reached your Retirement Income Date at age 65, at which time you began to take annual Withdrawals of $50,000 per calendar year (which is your Retirement Income Amount, i.e. 5% of your Retirement Income Base). You do not take Withdrawals during any calendar year that exceed $50,000, but because of poor investment performance, your Account Value is reduced to $0 by age 80. At that time, we begin lifetime fixed income payments of $50,000 each year for the rest of your life.

If Your Account Value Is Reduced to $0 as a Result of Withdrawals Within the Limits of the Income Edge and/or Poor Investment Performance, How Are Your Continuing Income Payments Calculated?

At the time your Account Value equals $0, your Account will be closed.

We will provide you with continuing income payments in the form of lifetime income payments that will continue until you die, or, if you purchased the Spousal Income Guarantee, until both you and your surviving spouse die. The annual amount of income payments we will pay to you is equal to 5% of the Retirement Income Base on the date your Account Value reduces to $0 as a result of Withdrawals (within the limits of the certificate) and/or poor investment performance. We will make monthly payments (if any) equal to one-twelfth of the annual payment amount unless you request an alternative payment frequency. You may request an annual lump sum payment. Your payment will begin as follows:

❖

If your Account Value equals $0 on or after the Retirement Income Date as a result of Withdrawals (within the limits of the certificate) and/or poor investment performance, monthly payments will commence one month following the date your Account Value reduces to $0 and then will be made on the same day each month (or, if a payment is to be made on a day on which we are not open for business, it will be made on the next following day we are open for business).

Example

Assume your Retirement Income Date is the same as your Certificate Effective Date. Assume that your Retirement Income Base is equal to $250,000 on your 10th Certificate Anniversary Date and your Retirement Income Amount is 5% of your Retirement Income Base. Therefore, your Retirement Income Amount is equal to 5% of $250,000 or $12,500. Your Account Value is equal to $10,000. You make a Withdrawal of $10,000 on your 10th Certificate Anniversary Date and your Account Value is reduced to $0 as a result of this Withdrawal. Monthly lifetime income payments equal to 1/12 of $12,500 or $1,041.67 will begin one month following the date your Account Value reduced to $0 and will continue until you die.

❖

If your Account Value is reduced to $0 prior to the Retirement Income Date as a result of poor investment performance, monthly payments will commence one month following the Retirement Income Date and then will be made on the same day each month (or, if a payment is to be made on a day on which we are not open for business, it will be made on the next following day we are open for business).

What if You Die Before Your Account Investments Are Reduced to $0?

The lifetime income payments under your Income Edge are “contingent” because they are triggered only when Withdrawals (within the limits of the certificate), and/or poor investment performance, reduce your Account Value to $0 within your lifetime (or if the Spousal Income Guarantee has been elected, within your and your spouse’s lifetime). But, if these contingencies do not occur within your lifetime or you die before your Account assets are reduced to $0, then the guarantee terminates without value and we make no payments under the Income Edge. Any remaining Account assets will be distributed to your spouse or to your testamentary heirs. To notify PHL Variable that your spouse has died, please call us at the number shown on the front of this prospectus.

General Information

Determining Whether an Income Edge Is Right for You

It is important to understand that the Income Edge does not protect the actual value of the assets in your Account and that the Income Edge fee, the Investor Protector Program Fee, your Financial Advisor Fee and any other fees associated with the discretionary managed account reduce your Account Value. For example, if you invest $500,000 in your Account, and your Account Value has dropped to $400,000 on the Retirement Income Date, we are not required to add $100,000 to your Account. Rather, the Income Edge provides that when you have reached the Retirement Income Date, you may begin withdrawing guaranteed lifetime annual income payments of $25,000 (5% of the Retirement Income Base, or $500,000), rather than $20,000 (5% of your Account Value, or $400,000) annually from your Account, and if these withdrawals decrease your Account to $0, then we are required in accordance with the terms of the Income Edge to pay you annual income payments equal to your Retirement Income Amount for the rest of your life if you have the Individual Income Guarantee, or for the lives of you and your spouse if you have the Spousal Income Guarantee. Also, since the Income Edge fee, the Investor Protector Program Fee and the Financial Advisor Fee are deducted from your Account Value, that value will be lower than it would otherwise be in the absence of the Income Edge and the Investor Protector Program. It is also possible that, should your Account Value be reduced to $0 and we make lifetime income payments to you, the total amount of payments you receive from us could be less than the total of the Income Edge fees, the Investor Protector Program Fees, the Financial Advisor Fees and the fees associated with the mutual funds included in the program.

It is also important to understand that even after you have reached the Retirement Income Date and start taking Withdrawals from your Account, those Withdrawals are made first from your own assets in your Account. We are required to start using our own money to make continuing lifetime income payments to you only when and if your Account Value is $0 because of Withdrawals (within the limits of the certificate) and/or poor investment performance. We limit our risk under the Income Edge in this regard by limiting the amount you may withdraw each year from your Account (without reducing your Retirement Income Base) to your current Retirement Income Amount. If your investment return on your Account over time is sufficient to generate gains that can sustain systematic or periodic Withdrawals equal to or greater than the Retirement Income Amount, then your Account Value will never be reduced to $0 and payments under your Income Edge will never begin.

There are many variables, however, other than average annual return on your Account that will determine whether your assets in your Account without the Income Edge would have generated enough gain over time to sustain systematic or periodic Withdrawals equal to your Retirement Income Amount that you would have received if you had purchased the Income Edge. Your Account Value may have declined over time before the Retirement Income Date, which means that your assets would have to produce an even greater return after the Retirement Income Date to make up for the investment losses before that date. Moreover, studies have shown that individual years of negative annual average investment returns can have a disproportionate impact on the ability of your retirement investments to sustain systematic withdrawals over an extended period, depending on the timing of the poor investment returns.

Of course, even if your Account assets (assuming no Income Edge certificate is purchased) do not generate sufficient gains after the date you begin to take income withdrawals to support systematic or periodic Withdrawals equal to the Retirement Income Amount you would have received with the Income Edge and your actual Account Value declines over time, your Account Value may not be fully reduced to $0 for a number of years. If you (or if you have purchased the Spousal Income Guarantee, you and your spouse) die before your assets are reduced to $0, the strategy of liquidating your retirement assets through a program of systematic withdrawals without the protection provided by the Income Edge will have proved to be an effective one. However, studies indicate that lifespans are generally continuing to increase, and therefore, while everyone wants to live a long life, funding retirement through systematic withdrawals presents the risk of outliving those withdrawals. The Income Edge is designed to protect you against the risk of living too long, commonly known as “longevity risk.”

Finally, to be eligible for the Income Edge you are required to maintain your Account in Permitted Funds that comply with the Permitted Ranges for a Model Portfolio. As a result, you may be assuming a more conservative or different investment strategy than you otherwise would and may not gain the benefit of investment gains produced by other investments.

Divorce of Joint Spousal Owners of an Income Edge

As discussed in “Purchasing an Income Edge” earlier in this prospectus, spouses may purchase the Spousal Income Guarantee version of the Income Edge to provide predictable lifetime income payments for both spouses by providing continuing income payments if the assets in the spouses’ jointly-owned Account are reduced to $0 by Withdrawals (within the limits of the certificate) and/or poor investment performance before both spouses die. If spouses purchase a Spousal Income Guarantee Income Edge and subsequently determine to obtain a divorce, the divorce will require certain modifications to be made to, or may result in the complete termination of, the Income Edge certificate, as described below.

Divorce Occurring Before Account Value Is Reduced to $0

If an Income Edge certificate is owned jointly by spouses, in the event of a divorce that becomes final before the Account Value is reduced to $0, the spouses may request that the Income Edge certificate continue in effect, subject to certain modifications as discussed below. The spouses must provide written notice to PHL Variable, acceptable to PHL Variable, stating whether the terms of the divorce provide for (i) the spouses to divide the assets in the Account into two new Accounts, (ii) one spouse to remain the sole owner of the Account, or (iii) both spouses to remain owners of the existing account.

If the Former Spouses Divide the Account into Two New Accounts. If the former spouses provide us with notice that they will divide the assets in the Account between two new Accounts and complete new Applications for Income Edge, the jointly-owned spousal Income Edge certificate will be converted to two individually-owned Income Edge certificates each providing the Individual Income Edge guarantee, one for each of the two new Accounts. The current Income Edge fee applicable to individually-owned Income Edge certificates on the Certificate Effective Date will be charged. We will allocate the Retirement Income Base from the original Account between the two new Accounts owned by each former spouse, as agreed by the former spouses or as directed by any valid, applicable court order. Until we receive such notice, we will continue to treat both former spouses as the owners of the Account and we will continue to charge the Income Edge fee applicable to jointly-owned spousal Income Edge certificates until we have received notice that the spouses are divorced.

However, effective as of the date of the divorce, the Income Edge certificate will no longer be a “spousal” jointly owned certificate and the certificate will generally terminate upon the first owner’s death if such death occurs before we receive notice of the divorce and division of the assets of the Account and the certificate is converted into two individually-owned certificates; provided, however, if such death occurs before we receive notice of the divorce, but we are provided with written evidence that, in our sole discretion, establishes that prior to the first former spouse’s death, the assets in the Account were legally divided either (i) by operation of applicable state law (e.g., laws of community property states) or (ii) pursuant to a court mandated property settlement that sets forth precisely how the former spouses’ Account assets are to be divided, rather than terminating the Income Edge certificate, we will convert the jointly-owned certificate into an individually-owned Income Edge certificate for the Account of the surviving former spouse. We will allocate the Retirement Income Base applicable to the original Account to the certificate for the Account of the surviving spouse, in accordance with such applicable law or property settlement, as the case may be. The portion of the Retirement Income Base from the original Account that is attributable to the deceased former spouse under such applicable state law or property settlement will be reduced to zero and the Income Edge certificate will be terminated as to the assets in the Account attributable to the deceased former spouse, as of the date of such deceased former spouse’s death.

Former spouses that divide their Account into two new Accounts and request that their Income Edge be converted to two individual Income Edge certificates should be aware that the two new Accounts must be invested in accordance with a Model Portfolio and that their rights and obligations under the new certificates will be the same as under the individually-owned Income Edge certificate generally.

One Former Spouse Remains the Sole Owner of the Account. If the former spouses notify us that only one of the former spouses will remain an owner of the Account, which was previously owned by the former spouses, and the spouse retaining the Account completes a new Application for Income Edge, the jointly-owned spousal Income Edge certificate will be terminated and an individually-owned certificate providing the Individual Income Guarantee will be issued to the sole owner. Until we receive such notice and the Application Process is complete, we will continue to treat both former spouses as the owners of the Account and we will continue to charge the Spousal Income Guarantee fee percentage in effect for the certificate. After we receive such notice and the Application Process is complete, the Individual Income Guarantee fee percentage will apply and the Retirement Income Base and Retirement Income Amount in effect at the time the Spousal Income Guarantee certificate was terminated will apply. See “What Does the Income Edge Cost?” previously in this prospectus. However, effective as of the date of the divorce, upon the death of the former spouse who is to remain the sole owner of the Account, the Income Edge certificate will terminate, even if such death occurs before we receive notice that the former spouse is to remain the sole owner of the Account. The Income Edge fee will not be charged after the date of death of such former spouse.

The former spouse that remains the owner of the Account and to whom a new individually-owned Income Edge is issued in the circumstances described above should be aware that the Account must remain invested in accordance with a Model Portfolio and that the former spouse’s rights and obligations under the new Income Edge certificate will be the same as under an individually-owned Income Edge certificate generally.

Both Former Spouses Remain Joint Owners of the Account. If the former spouses provide us with notice that they are to remain the joint owners of the Account, the Spousal Income Guarantee will terminate and the Individual Income Guarantee will not be available for the Account.

Divorce occurring on or after the Account Value is reduced to $0

If an Income Edge certificate is jointly-owned by spouses, in the event of a divorce that becomes final on or after the Account Value is reduced to $0, we will split the income payments according to any written notice of divorce received by us. Prior to our receipt of the written notice of divorce, we will make any income payments due under the Income Edge in the manner prescribed by the former spouses pursuant to the terms of the certificate.

Termination of the Income Edge

Voluntary Termination. You may terminate your Income Edge at any time in accordance with notification requirements. No amount of Income Edge fees will be returned to you and your Income Edge will terminate without value. If you decide to terminate your Income Edge, your Account Value will remain unchanged. You may not apply for a new Income Edge certificate for 90 days after the voluntary termination.

Cancellation. Once you purchase your Income Edge, you can only cancel it by (i) notifying us in writing that you no longer want the Income Edge and to stop payment of the Income Edge fees from your Account, (ii) closing or transferring your Account or (iii) liquidating all of the assets in your Account. If you elect to terminate your certificate, you cannot purchase a certificate again for 90 days following the termination. Termination of an Income Edge certificate does not automatically terminate your participation in the Investor Protector Program. As a result, while you continue to participate in the Investor Protector Program, you will continue to pay fees for that program and the Financial Advisor Fee under the terms of your client agreement with Investors Capital.

Automatic Termination. Your Income Edge will automatically terminate upon any of the following events:

Death of an Owner

•

If you purchased the Income Edge with the Individual Income Guarantee, your Income Edge will terminate upon your death or, if the Income Edge was purchased with an IRA, the death of the natural person for whom the IRA was established.

•

If you purchased the Income Edge with the Spousal Income Guarantee, upon the death of the first owner to die, the surviving spouse may continue the Income Edge. The Income Edge certificate will terminate upon death of the surviving spouse.

Excess Withdrawals

•	If your Account Value is reduced to $0 by Excess Withdrawals, your Income Edge will terminate.

Lifetime Payment Option

•

The Lifetime Payment Option is an option that allows you, at any time, to liquidate all of the assets in your Account and apply the proceeds to purchase a lifetime fixed immediate annuity contract from us. Your annuity payments will never be less than those calculated in accordance with the annuity rates shown in your certificate. Your Income Edge certificate will terminate if you elect the Lifetime Payment Option. For more information on the Lifetime Payment Option, see Appendix A.

Non-Compliance with Investment Limitations

•

Each Model Portfolio must meet certain investment limitations for those asset allocation strategies designated for use with the Income Edge certificate. The failure to meet these investment limitations, including if Investors Capital discontinues the Model Portfolios for any reason, may result in the termination of your Income Edge certificate. Investors Capital must bring a Model Portfolio that is no longer in compliance with the applicable investment limitations into compliance by the end of the Cure Period. Following the end of the Cure Period, we will notify an Income Edge certificate holder whose Account is not in compliance with the Permitted Ranges, using only Permitted Funds, by sending a notice to the certificate holder’s address on our records at least 30 days prior to terminating the certificate (In the event that the non-compliance is due to Investors Capital discontinuing the Model Portfolios, we will provide this notice as early as reasonably practicable prior to the termination, however such notice may be provided less than 30 days prior to termination). A certificate holder whose Account is not in compliance with the Permitted Ranges using only Permitted Funds may choose to invest the Account Value in accordance with another Model Portfolio, if available, during this notice period and the certificate will not terminate. An affected certificate holder may liquidate the Account and apply the resulting amount to another annuity with guaranteed benefits, including any such annuities then offered by PHL Variable or its affiliates in which case the certificate will terminate. Liquidating Account investments may have tax consequences and you should consult with your tax advisor. Additionally, at any time while a certificate is in effect, the certificate holder can apply the Account Value to the Lifetime Payment Option. See “Lifetime Payment Option,” Appendix A to this prospectus.

For more information regarding the termination of the Income Edge certificate under such circumstances, see “What Happens if Your Account is Managed in a Manner Unacceptable to Us?” in this prospectus.

Miscellaneous Provisions

Periodic Communications to Income Edge Owners

The custodian for your Account will provide your periodic statements describing Account information such as transaction summaries, capital gains and losses, and trade confirmations. We will provide periodic notices, including an Income Edge Fee Deduction Notice, Income Edge Adjustment Notice, notices regarding the Annual Optional Increase, and Income Edge Termination Notice, as well as annual information including the Income Edge Anniversary Notice and once you have reached the Retirement Income Date, the Income Edge January 1 Notice. The Income Edge Fee Deduction Notice will confirm the withdrawal of Income Edge fees from the Account. The Income Edge Adjustment Notice confirms the following: any Withdrawal before the Retirement Income Date, an Excess Withdrawal on or after the Retirement Income Date, Additional Contributions that increase the Retirement Income Base, and when the Retirement Income Amount is calculated as a result of the client reaching the Retirement Income Date. The Income Edge Anniversary Notice confirms the Retirement Income Date, the Retirement Income Base, the Retirement Income Amount, the Calendar Yearly-to-Date Withdrawals, the Calendar Year Remaining Amount (if on or after the Retirement Income Date), the Certificate Anniversary, and the Income Edge Fee Percentage. The Income Edge Termination Notice confirms the termination of the Income Edge without value. The Income Edge January 1 Notice confirms the Retirement Income Date, the Retirement Income Base, and the Retirement Income Amount (only after the Retirement Income Date). Your Income Edge Fee Deduction Notice will identify the amount of the fee deducted from your Account for the Income Edge. Investors Capital will deduct the Income Edge fee from your Account on a pro rata basis from the Account assets and this deduction, including the amount of the deduction taken from each particular asset will be shown on your Account statement from the custodian.

Amendments to an Income Edge Certificate

The group annuity contract under which Income Edge certificates are issued and the Income Edge certificate itself may be amended to conform to changes in applicable law or interpretations of applicable law. Any changes in the Income Edge certificate and/or the group annuity contract under which it is issued may need to be approved by certain state insurance departments. You will receive written notice of such changes in the Income Edge certificate and certificate owners will receive notice of changes to the Income Edge contract affecting the rights of certificate owners.

Assignment

You may not assign your interest in your Income Edge certificate without our prior written approval.

Taxation of the Income Edge

The following is a general discussion based on current interpretations of current Federal income tax law and is not intended as individual tax advice. This discussion does not cover every situation and does not address all possible circumstances. This discussion does not address the tax treatment of transactions involving assets held in your Account except insofar as the Income Edge itself may be relevant to the tax treatment of such transactions. Further, no attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of the Income Edge. You should also be aware that the tax laws may change, possibly with retroactive effect. Specifically, we cannot guarantee the income tax status of any contract either currently or in the future. No representation is made regarding the likelihood of continuation of the federal income tax laws or the current interpretations by the Internal Revenue Service (“IRS”). You should consult your own tax advisor regarding the potential tax implications of the Income Edge in light of your particular circumstances.

From time to time, there are regulatory or legislation proposals or changes that do or could impact the taxation of annuity contracts and IRAs; if enacted, these changes could be retroactive. At this time, we do not have any specific information about any pending proposals that could affect this annuity. We reserve the right to make changes to the annuity to assure that it continues to qualify as an annuity for federal income tax purposes. For the purposes of this Section the term “policyholder” or “taxpayer” means you, the certificate holder.

Income Edge may be issued either in connection with an Individual Retirement Account (IRA Account), in which case it is referred to as Qualified Income Edge, or independent of any IRA, in which case it is referred to as Non-Qualified Income Edge. Different tax rules apply to Qualified Income Edge and Non-Qualified Income Edge, and the tax rules applicable to the Qualified Income Edge vary according to the type of IRA and the terms and conditions of the plan.

Non-Qualified Income Edge

Treatment of Income Edge as Annuity Contract. The Internal Revenue Service has issued a ruling to PHL Variable indicating that the Income Edge certificate will be treated as an annuity contract under the Internal Revenue Code. In addition, the Internal Revenue Service has also issued rulings to an individual investor concerning the tax treatment relative to the certificate and to Account assets. These rulings provide, in substance, that the certificate will be treated as an annuity contract and that the income tax treatment of the Account is unaffected by the existence of Income Edge. Specifically, the IRS rulings indicate that (1) the Income Edge certificate will not prevent an investor/certificate holder from currently deducting losses in the Account; (2) the Income Edge certificate does not impact the holding period of assets in the Account, which is relevant in determining whether gains or losses in the Account are taxed as “capital assets” as well as the tax treatment of dividends earned on assets in the Account; and (3) the Income Edge certificate and Account assets will not, either at the time of issuance of the certificate or subsequently, be viewed as components of a tax straddle, which would impact timing of gain or loss recognition.

In order to be treated as an annuity for Federal tax purposes, the annuity must contain certain provisions prescribing distributions that must be made when an owner of the contract dies. These provisions are in section 72(s) of the Internal Revenue Code. We believe that by its terms the Income Edge satisfies these requirements. In all events, we will administer the Non-Qualified Income Edge to comply with these Federal tax requirements.

Your Account. Based on rulings received from the Internal Revenue Service, the tax treatment of transactions involving the assets in your Account including redemptions, dispositions and distributions with respect to such assets, will be the same as such treatment would be in the absence of the Income Edge certificate. (The tax treatment of such transactions is beyond the scope of this prospectus. You should consult a tax advisor for further information about the tax treatment of assets covered by the Income Edge.) Thus, based on the rulings received, we believe that 1) distributions and dividends on your Account will not be treated as payments under the Income Edge, (2) amounts received on redemption or disposition of your assets in your Account will be treated as amounts realized on a sale or exchange of such assets rather than as distributions under the Income Edge; and (3) the purchase of a Non-Qualified Income Edge will not cause either (a) loss of the benefit of any preferential income tax rates that may be applicable to dividends paid on assets in your Account otherwise constituting “qualified dividend income” or (b) under the “straddle” rules, suspension of the holding period for purposes of determining eligibility for long-term capital gains treatment of any gains, or potential deferral of losses, when assets in your Account are sold or exchanged. The tax consequences could change in the future due to changes in the tax laws or regulations. Although the exact nature of any such possible change is speculative, one possibility is that there may be an increase in the rate applicable to qualified dividend income. Alternatively, the special rate applicable to such income could be eliminated entirely, resulting in dividends being taxed at ordinary income rates. A possible change in the straddle rules is a modification to the scope of those rules, with the result that transactions in an Account not subject to the straddle rules under current law would become subject to the loss deferral and other limitations applicable to straddles. In addition, the tax rate applicable to gains or losses in the Account may be changed in the future. You should consult your own tax advisor as to the tax consequences, if any, of the Income Edge under these rules and other relevant tax provisions, both at the time of initial purchase and in subsequent years.

Payments After Account Value is Reduced to $0. Lifetime income payments beginning if and when your Account Value has been reduced to $0 are amounts received as an annuity. These payments will be treated in part as taxable ordinary income and in part as non-taxable recovery of the aggregate Income Edge certificate fees you have previously paid (your “investment in the contract”) until you recover all of your investment in the contract. (The ratio of taxable-income to recovery of investment amounts will depend on your life expectancy at the time you begin recovering payments). After you recover all of your investment in the contract, payments will be taxable in full as ordinary income. In addition, beginning for tax years after December 31, 2012, income from annuities is included in the definition of “net investment income” for purposes of section 1411 of the Code and may be subject to an additional tax of 3.8 percent. Section 1411 applies to an individual whose modified adjusted gross income exceeds the threshold amount. The threshold amount is $250,000 in the case of a joint return or surviving spouse, $125,000 in the case of a married individual filing a separate return, and $200,000 in any other case. The threshold amount is subject to modification.

Payment of the Income Edge Fee from Account investments. The redemption or disposition of assets in your Account to pay the Income Edge fee will be treated as amounts realized on the sale or exchange of such assets generating taxable gains and/or losses as a result of such sale or exchange, and therefore you will not be able to apply the proceeds from such a redemption or disposition to pay the Income Edge Fee on a tax-free or tax-deferred basis. You should consult a tax advisor for further information. The payment of the Income Edge Fee is not a distribution from the Income Edge certificate.

Qualified Income Edge

The Income Edge may be used with traditional IRA Accounts and Roth IRA Accounts (collectively, “IRA Accounts”). The Qualified Income Edge is not available as an Individual Retirement Annuity (IRA Annuity). Internal Revenue Code (“Code”) Sections 408 and

408A permit eligible individuals to contribute to an Individual Retirement Arrangement known as an “IRA” or “Roth IRA.” These IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible and on the time when distributions may commence.

The tax rules applicable to a Qualified Income Edge vary according to the type of IRA Account and the terms and conditions of the IRA Account. No attempt is made here to provide more than general information about the use of the Qualified Income Edge with an IRA Account. Participants under such IRA Account, as well as beneficiaries, are cautioned that the rights of any person to any benefits under such IRA Account may be subject to the terms and conditions of the IRA Accounts themselves or limited by applicable law, regardless of the terms and conditions of the Qualified Income Edge.

We reserve the right to discontinue offering the Income Edge to new certificate holders that plan to use the Income Edge with IRA Accounts. The Qualified Income Edge is available only with respect to the IRA Account for which the Qualified Income Edge is purchased.

The Qualified Income Edge is intended for purchase by the trustee or custodian of IRA Accounts. The Income Edge is owned by the IRA itself.

We are not responsible for determining whether the Qualified Income Edge complies with the terms and conditions of, or applicable law governing, any IRA Account. You are responsible for making that determination. Similarly, we are not responsible for administering any applicable tax or other legal requirements applicable to the IRA Account. You or a service provider for the IRA Account are responsible for determining that distributions, beneficiary designations, investment restrictions, charges and other transactions under the Qualified Income Edge are consistent with the terms and conditions of the plan and applicable law.

IRA Accounts may be subject to required minimum distribution rules. The value of the guarantee provided by the Qualified Income Edge may have to be taken into account in determining your required minimum distributions under the IRA Account. Withdrawals from your Account taken to meet required minimum distribution requirements, in proportion to the value of your Account to your overall IRA Account balance, will be deemed to be within the certificate limits for Income Edge and will not reduce your Retirement Income Base. If you pay the Income Edge fee for a Qualified Income Edge with proceeds from your IRA Account, that payment will not be a “distribution” from your IRA Account for purposes of the Code. If you pay the Income Edge fee for a Qualified Income Edge from other assets outside your IRA Account, the Income Edge fee may have tax consequences and also may be treated as an additional contribution to your IRA Account. You should consult a tax advisor for further information.

Under Section 3405 of the Internal Revenue Code taxable distributions eligible to be rolled over generally will be subject to 20 percent income tax withholding. Mandatory withholding can be avoided only if the employee arranges for a direct rollover to another qualified pension or profit-sharing plan or to an IRA. The mandatory withholding rules apply to all taxable distributions from qualified plans except (a) distributions required under the Code, (b) substantially equal distributions made over the life (or life expectancy) of the employee, or for a term certain of 10 years or more and (c) the portion of distributions not includable in gross income (i.e., return of after-tax contributions).

Individual Retirement Accounts. Code Sections 408 and 408A permit eligible individuals to contribute to an individual retirement program known as an “IRA” or “Roth IRA”. These IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible and on the time when distributions may commence. In addition, distributions from certain other types of qualified plans may be placed on a tax-deferred basis into an IRA.

Tax on Certain Distributions Relating to IRA Accounts

Each payment from the Qualified Income Edge held by an IRA is treated in part as taxable ordinary income and in part as non-taxable recovery of the after-tax (if any) amounts previously invested in the IRA (“basis”). After you recover all of your basis, payments will be taxable in full. For most certificate holders, there is no basis or after-tax investment in the IRA and as such, the entire Qualified Income Edge payment is taxable. A payment from a Qualified Income Edge held by a Roth IRA may be non-taxable, provided that specified conditions are met. Roth IRA certificate holders should consult a tax advisor to determine if the payment will be taxable.

Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of certain early distributions from IRA Accounts. To the extent amounts are not includable in gross income because they have been properly rolled over to another IRA or to another eligible qualified plan, no tax penalty will be imposed. As of January, 2009, the tax penalty will not apply to the following: (a) distributions made on or after the date on which the taxpayer reaches age 59 1/2; (b) distributions following the death or disability of the taxpayer (for this purpose disability is as defined in section 72(m)(7) of the Code); (c) distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his or her designated beneficiary; (e) distributions made to the taxpayer to the extent such distributions do not exceed the amount allowable as a deduction under Code section 213 to the taxpayer for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions from an IRA for the purchase of medical insurance (as described in section 213(d)(1)(D) of the Code) for the taxpayer and spouse and dependents if the certain conditions are met; (h) distributions from IRAs for first-time home purchase expenses (maximum $10,000) or certain qualified educational expenses of the taxpayer, spouse, children or grandchildren; and (i) distributions from retirement plans to individuals called to active military. Please note that future legislation or regulations may modify the conditions under which distributions may be received from an IRA without tax penalty.

Generally, required minimum distributions (RMDs) from an IRA must commence no later than April 1 of the calendar year following the year in which the taxpayer attains age 70 1/2. The RMDs are determined based on a period not exceeding the life expectancy of the taxpayer or the joint lives or life expectancies of the taxpayer and his or her designated beneficiary. There are no RMDs relating to a Roth IRA as long as the original taxpayer is alive. There are after-death RMDs for both IRAs and Roth IRAs. The amount of the lifetime RMD may be different than the amount of the after-death RMDs. If the RMDs are not made, a 50% penalty tax is imposed as to the amount not distributed.

The amount that must be distributed is based on Code rules that take into consideration the taxpayer’s age, marital status, and account balance, the value of the Account, including the actuarial value of the Income Edge certificate. An individual is required to take distributions from all of his or her retirement accounts; however, if the individual has two or more accounts, the total amount of RMDs can be taken from one of the multiple accounts. For example, if the individual has a traditional IRA with custodian A and a separate IRA with custodian B, the individual will have an RMD amount relating to each of these retirement vehicles. Depending on the terms of IRA A and IRA B, the individual may take the total of two RMDs from either or both of the two IRAs. Withdrawals from your Account taken to meet RMDs, in proportion to the value of your Account to your overall IRA Account balance, will be deemed to be within the certificate limits for Income Edge and will not reduce your Retirement Income Base. While the total amount of your RMD for your entire IRA includes the value of this annuity, only the portion of the RMD allocable to this annuity may be withdrawn without impact to your Retirement Income Base.

If you pay the Income Edge fee for a Qualified Income Edge with proceeds from your IRA Account, that payment will not be a “distribution” from your IRA Account for purposes of the Code. If you pay the Income Edge fee for a Qualified Income Edge from other assets outside your IRA Account, the Income Edge fee may have tax consequences and also may be treated as an additional contribution to your IRA Account. You should consult a tax advisor for further information.

Withholding. Payments from both Qualified Income Edge and Non-Qualified Income Edge will generally be subject to Federal and State information reporting and tax withholding for the taxpayer’s Federal income tax liability. We are required to file information returns with the IRS and state taxation authorities in the event that there is a distribution from your contract that may have tax consequences and in certain other circumstances. In order to comply with our requirements, from time to time, we request certain information, including social security number or tax identification number and current name and address. We are not responsible for information reporting and tax withholding in relation to the underlying Account, either an IRA or otherwise. Our obligation only relates to amounts from your Income Edge annuity.

In addition to information reporting, we are also required to withhold federal income taxes on the taxable portion of any amounts received unless there is a valid election out of withholding. United States citizens can generally elect not to have tax withheld from such payments, as long as the recipient provides an accurate social security number or tax identification number and the Internal Revenue Service has otherwise not required such withholding. Purchasers of a Non-Qualified Income Edge who are not United States citizens will generally be subject to Federal withholding on taxable distributions from their Income Edge at a 30% rate, unless a lower treaty rate applies. In addition, purchasers who are not United States citizens or residents may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers of a Non-Qualified Income Edge who are not United States citizens or residents are advised to consult with a qualified tax adviser regarding U.S. Federal, state, and foreign taxation with respect to the purchase of an Income Edge.

Regardless of whether the certificate holder/taxpayer elects out of withholding, the certificate holder remains liable for payment of federal income taxes on the taxable portion of any amounts received under Income Edge. There may be penalties if the withholding or estimated tax payments are insufficient. Certain states also require withholding of state income taxes on the taxable portion of amounts received. State laws differ regarding the procedure by which these amounts are computed and the extent to which a policyholder can elect out of withholding.

Seek Tax Advice. The above description of federal income tax consequences Income Edge is only a brief summary meant to alert you to the issues and is not intended as tax advice. Any person considering the purchase of an Income Edge in connection with an IRA Account should first consult a qualified tax advisor, with regard to the suitability of the Income Edge for the IRA Account.

About PHL Variable

Our executive and administrative office is located at One American Row, Hartford, Connecticut, 06103-2899.

PHL Variable is a stock life insurance company. It was incorporated in Connecticut on July 15, 1981 and is a wholly owned subsidiary of Phoenix Life Insurance Company (“Phoenix”) through its holding company, PM Holdings, Inc. Phoenix is a life insurance company, which is wholly owned by The Phoenix Companies, Inc. (“PNX”), which is a manufacturer of insurance, annuity and investment products and services. PNX was organized in Connecticut in 1851 and in connection with its merger in 1992 with Home Life Insurance Company, Phoenix redomiciled to New York.

On June 25, 2001, the effective date of its demutualization, Phoenix converted from a mutual life insurance company to a stock life insurance company and became a wholly owned subsidiary of PNX. In addition, on June 25, 2001, PNX completed its initial public offering (IPO).

The following chart illustrates our corporate structure as of March 31, 2010.

The Phoenix Companies, Inc.—Legal Proceedings about Company Subsidiaries

We are regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming us as a defendant ordinarily involves our activities as an insurer, employer, investor or investment advisor. It is not feasible to predict or determine the ultimate outcome of all legal or arbitration proceedings or to provide reasonable ranges of potential losses. Based on current information, we believe that the outcomes of our litigation and arbitration matters are not likely, either individually or in the aggregate, to have a material adverse effect on our financial condition. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation and arbitration, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operations or cash flows in particular quarterly or annual periods.

State regulatory bodies, the Securities and Exchange Commission (“SEC”), Financial Industry Regulatory Authority (“FINRA”), the IRS and other regulatory bodies regularly make inquiries of us and, from time to time, conduct examinations or investigations concerning our compliance with laws and regulations related to, among other things, our insurance and broker-dealer subsidiaries, securities offerings and registered products. We endeavor to respond to such inquiries in an appropriate way and to take corrective action if warranted.

Regulatory actions may be difficult to assess or quantify, may seek recovery of indeterminate amounts, including punitive and treble damages, and the nature and magnitude of their outcomes may remain unknown for substantial periods of time. It is not feasible to predict or determine the ultimate outcome of all pending inquiries, investigations, legal proceedings and other regulatory actions, or to provide reasonable ranges of potential losses. Based on current information, we believe that the outcomes of our regulatory matters are not likely, either individually or in the aggregate, to have a material adverse effect on our financial condition. However, given the large or indeterminate amounts sought in certain of these actions and the inherent unpredictability of regulatory matters, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operation or cash flows in particular quarterly or annual periods.

Distribution Arrangements

We have entered into a distribution agreement with our affiliate, PEPCO, for the distribution of the Income Edge certificate. PEPCO and PHL Variable have entered into a selling agreement with Investors Capital Corporation for the sale of the certificates. We do not pay cash or any other compensation to PEPCO for sales of the Income Edge certificates. We do cover certain expenses related to its operating and other expenses, including the following sales expenses: compensation and bonuses for PEPCO’s management team, advertising expenses, and other expenses of distributing the certificates. PEPCO’s management team also may be eligible for non-cash compensation items that we may provide jointly with PEPCO. Non-cash compensation items include conferences, seminars and the cost of attending (including travel lodging and meals), entertainment, merchandise and other similar items.

PEPCO’s principal executive offices are located at 610 W. Germantown Pike, Suite 460, Plymouth Meeting, Pennsylvania, 19462. PEPCO is registered as a broker-dealer with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of

1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (“FINRA”).

As noted above, PEPCO and PHL Variable have entered into a selling agreement with Investors Capital Corporation for the sale of the Income Edge certificates. Investors Capital Corporation receives no commissions or any other cash or non-cash compensation from PEPCO and PHL Variable for the sale of the Income Edge. PHL Variable and PEPCO intend to provide training to registered representatives of Investors Capital Corporation with regard to the sale of Income Edge certificate, but will not pay for or reimburse Investors Capital Corporation for any training and education expenses incurred by Investors Capital Corporation nor will they provide any items of value to Investors Capital Corporation in connection with the sale of the certificates.

We pay third parties not affiliated with Investors Capital or PHL Variable for wholesale distribution activities related to the certificates. These payments will not exceed 0.10% of the Retirement Income Base for certificates with Account Value greater than $0. We intend to recoup sales expenses through Income Edge fees or from our general account.

On January 6, 2010 Phoenix announced that it had signed a definitive agreement with Tiptree Financial Partners, LP for it to acquire the Phoenix private placement insurance business, PFG Holdings, Inc., including PEPCO, the principal underwriter and distributor for the Phoenix variable annuity, life insurance, and SEC registered products (“SEC registered products”). The transaction, which is subject to regulatory approvals and other customary closing conditions, is expected to close in the second quarter of 2010. It is expected that PEPCO will be replaced by a Phoenix affiliated broker-dealer, 1851 Securities, Inc. Phoenix filed a new member application for 1851 Securities, Inc. with FINRA on February 26, 2010. Phoenix expects 1851 Securities, Inc. to become the principal underwriter and distributor for the SEC registered products on or before September 30, 2010.

Legal Matters

Kathleen A. McGah, Vice President and Assistant Secretary, PHL Variable, has provided opinions regarding the status of Income Edge under the federal securities laws and state insurance and securities laws. Laurie D. Lewis, Counsel, Phoenix Life Insurance Company, has provided opinions regarding the federal tax status of Income Edge.

Experts

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2009 have been so incorporated in reliance upon the report (which contains explanatory paragraphs relating to the fact that subsequent to the first quarter of 2009 PHL Variable Insurance Company has had minimal sales of life and annuity products, PHL Variable Insurance Company had downgrades from two rating agencies, and PHL Variable Insurance Company has significant transactions with affiliates and it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on authority of said firm as experts in auditing and accounting.

Annual Statements

At least once a year prior to the date lifetime income payments begin, we will send you a statement containing information about your Income Edge. This statement will show the following information as of your Certificate Anniversary Date: Retirement Income Base, Retirement Income Amount, Calendar Year-To-Date Withdrawals, Calendar Year Remaining Amount Available and Certificate Anniversary.

Table of Cross References for Defined Terms

The following is a listing of defined terms and the page numbers of the page on which the definition of each term may be found.

Term

Account	4
Account Value	4
Additional Contribution	4
Annual Optional Increase	5
Application	5
Application Process	5
Certificate Anniversary Date	5
Certificate Effective Date	5
Contribution	4
Cure Period	10
Excess Withdrawal	6
Financial Advisor	4
Financial Advisor Fee	5
Income Edge	1
Individual Income Guarantee	7
Individual Retirement Account (“IRA”)	6
Investor Protector Program	1
Investor Protector Program Fee	5
Lifetime Payment Option	53
Model Portfolios	4
Non-Qualified Income Edge	28
Permitted Funds	10
Permitted Ranges	10
Qualified Income Edge	16
Retirement Income Amount	6
Retirement Income Base	5
Retirement Income Date	6
Spousal Income Guarantee	4
Withdrawal	5

Selected Financial Data of PHL Variable

Selected Financial Data

The following selected financial data should be read in conjunction with the financial statements and related notes for PHL Variable, which are incorporated by reference into this prospectus.

Quarterly Data

	Three Months Ended
($ in thousands)	Mar 31, 2010	Mar 31, 2009
REVENUES
Premiums	$1,179	$5,492
Insurance and investment product fees	107,236	96,286
Net investment income	17,712	20,271
Net realized investment gains (losses):
Total other-than-temporary impairment (“OTTI”) losses	(5,684)	(11,320)
Portion of OTTI losses recognized in other comprehensive income	2,116	3,266

Net OTTI losses recognized in earnings	(3,568)	(8,054)
Net realized investment gains (losses), excluding OTTI losses	4,562	10,112

Total realized investment gains (losses)	994	2,058

Total revenues	127,121	124,107

BENEFITS AND EXPENSES
Policy benefits	55,521	55,025
Policy acquisition cost amortization	38,457	38,590
Other operating expenses	23,333	35,685

Total benefits and expenses	117,311	129,300

Income (loss) before income taxes	9,810	(5,193)
Applicable income tax expense (benefit)	3,958	(1,154)

Net income (loss)	$5,852	$(4,039)

COMPREHENSIVE INCOME
Net income (loss)	$5,852	$(4,039)

Net unrealized gains (losses)	(12,978)	(737)
Portion of OTTI losses recognized in other comprehensive income	3,039	(358)

Other comprehensive income (loss)	(9,939)	(1,095)

Comprehensive income (loss)	$(4,087)	$(5,134)

ADDITIONAL PAID-IN CAPITAL
Capital contribution from parent	$14,000	$20,000
RETAINED EARNINGS
Adjustment for initial application of accounting changes	—	5,838
Net income (loss)	5,852	(4,039)
ACCUMULATED OTHER COMPREHENSIVE LOSS
Adjustment for initial application of accounting changes	—	(1,225)
OTHER COMPREHENSIVE INCOME
Other comprehensive income (loss)	(9,939)	(1,095)

Change in stockholder’s equity	9,913	19,479
Stockholder’s equity, beginning of period	613,964	532,441

Stockholder’s equity, end of period	$623,877	$551,920

	As of March 31,
	2010	2009
Total assets	$5,597,571	$5,204,412

Annual Data

	Year Ended December 31,
($ in thousands)	2009	2008	2007	2006	2005
REVENUES:
Premiums	$11,420	$15,098	$18,602	$13,575	$9,521
Insurance and investment product fees	413,531	361,354	263,298	180,779	109,270
Net Investment Income	78,767	90,963	109,607	129,325	154,374
Net realized investment gains (losses):
Total other-than-temporary impairment (“OTTI”) losses	(49,698)	(52,057)	(3,287)	(411)	(2,651)
Portion of OTTI losses recognized in other comprehensive income	25,691	—	—	—	—

Net OTTI losses recognized in earnings	(24,007)	(52,057)	(3,287)	(411)	(2,651)
Net realized investment gains (losses), excluding OTTI losses	14,829	(119,998)	(3,756)	(2,049)	(7,918)

Total realized investment gains (losses)	(9,178)	(172,055)	(7,043)	(2,460)	(10,569)

Total revenues	494,540	295,360	384,464	321,219	262,596

BENEFITS AND EXPENSES:
Policy benefits	249,457	218,415	168,395	154,951	130,279
Policy acquisition cost amortization	139,243	262,132	120,041	93,342	80,402
Other operating expenses	120,986	97,504	83,601	65,388	50,493

Total benefits and expenses	509,686	578,051	372,037	313,681	261,174

Income (loss) before income taxes	(15,146)	(282,691)	12,427	7,538	1,422
Applicable income tax expense (benefit)	6,007	(87,497)	1,122	1,070	(2,801)

Net income (loss)	$(21,153)	$(195,194)	$11,305	$6,468	$4,223

	As of December 31,
	2009	2008	2007	2006	2005
Total assets	$5,614,591	$5,493,954	$6,437,891	$5,849,199	$5,978,919

Supplementary Financial Information of PHL Variable

Adoption of New Accounting Guidance

Consolidation Analysis of Investments Held Through a Separate Account

In April 2010, the Financial Accounting Standards Board (the “FASB”) issued amended guidance within ASC 810, Consolidation, to clarify that an insurance entity should not consider any separate account interests held for the benefit of policyholders to be the insurer’s interests nor should an entity combine those interests with its general account interest in the same investment when assessing the investment for consolidation. The only exception is if the separate account interests are held for the benefit of a related party policy holder. This amended guidance also updated ASC 944, Financial Services—Insurance, to clarify that for the purpose of evaluating whether the retention of specialized accounting for investments in consolidation is appropriate, a separate account arrangement should be considered a subsidiary. The amendments do not require an insurer to consolidate an investment in which a separate account holds a controlling financial interest if the investment is not or would not be consolidated in the standalone financial statements of the separate account. The amendments also provide guidance on how an insurer should consolidate an investment fund in situations in which the insurer concludes that consolidation is required. Our adoption in the first quarter of 2010 had no material effect on our financial statements.

Additional Disclosures on Fair Value Measurements

In January 2010, the FASB issued amending guidance ASC 820, Fair Value Measurements and Disclosures, which added new disclosures as well as clarified existing disclosure requirements. The amended guidance includes requirements for detailed disclosures of significant transfers between Level 1 and 2 measurements and the reasons for the transfers as well as a gross presentation of Level 3 sales, issuances and settlements. This amendment also provided additional clarification which states that fair value disclosures are required for each class of assets and liabilities and the valuation techniques and the inputs used in determining fair value should be disclosed for both recurring and non-recurring fair value measurements within Level 2 and Level 3. Our adoption in the first quarter of 2010 resulted in additional disclosures but otherwise had no material effect on our financial statements.

Amendments to Consolidation Guidance for Variable Interest Entries

In June 2009, the FASB issued guidance to ASC 810, Consolidation, which amends consolidation requirements applicable to variable interest entities (“VIE”). Significant amendments include changes in the method of determining the primary beneficiary of a variable interest entity by replacing the quantitative approach previously required with a qualitative approach. An entity would be considered a primary beneficiary and consolidate a VIE when the entity has both of the following characteristics; (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and (b) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. The new guidance also requires ongoing reassessment of whether an enterprise is the primary beneficiary of a VIE.

This revised guidance is effective for all VIEs owned on, or formed after, January 1, 2010. We have evaluated our investment portfolio including venture capital partnerships, collateralized debt obligations (“CDOs”), collateralized loan obligations (“CLOs”), and other structures and entities to identify any variable interests. Furthermore, for any variable interests identified we assessed based on the applicable criteria whether we could potentially be the primary beneficiary. Based upon this assessment, we adopted this guidance effective January 1, 2010 with no material effect on our financial statements.

Accounting for Transfers of Financial Assets

In June 2009, the FASB issued new guidance to ASC 860, Transfers and Servicing. The amended guidance eliminates the concept of qualifying special-purpose entities and changes requirements for when a financial asset should be derecognized. Additional disclosures are also required on risk related to a transferor’s continuing involvement in transferred financial assets. The adoption of this guidance on January 1, 2010 had no material effect on our financial statements.

Supplementary Financial Information

Selected Unaudited Quarterly Financial Data:	Quarter Ended
($ in thousands)	Mar 31,	June 30,	Sept 30,	Dec 31,
Income Statement Data	2009

REVENUES
Premiums	$5,492	$3,944	$2,744	$(760)
Insurance and investment product fees	96,286	97,666	108,873	110,706
Net investment income	20,271	21,949	18,138	18,409
Net realized investment gains (losses):
Total other-than-temporary impairment (“OTTI”) losses	(11,320)	(14,653)	(8,158)	(15,567)
Portion of OTTI losses recognized in other comprehensive income	3,266	6,348	5,783	10,294

Net OTTI losses recognized in earnings	(8,054)	(8,305)	(2,375)	(5,273)
Net realized investment gains (losses), excluding OTTI losses	10,112	(8,412)	5,090	8,039

Total realized investment gains (losses)	2,058	(16,717)	2,715	2,766

Total revenues	124,107	106,842	132,470	$131,121

BENEFITS AND EXPENSES
Policy benefits	55,025	76,808	59,340	58,284
Policy acquisition cost amortization	38,590	6,198	36,082	58,373
Other operating expenses	35,685	33,265	31,823	20,213

Total benefits and expenses	129,300	116,271	127,245	136,870

Income (loss) before income taxes	(5,193)	(9,429)	5,225	(5,749)
Applicable income tax expense (benefit)	(1,154)	762	838	5,561

Net income (loss)	$(4,039)	$(10,191)	$4,387	$(11,310)

COMPREHENSIVE INCOME
Net income (loss)	$(4,039)	$(10,191)	$4,387	$(11,310)

Net unrealized gains (losses)	(737)	21,433	14,292	1,378
Portion of OTTI losses recognized in other comprehensive income	(358)	541	1,310	(4,796)

Other comprehensive income (loss)	(1,095)	21,974	15,602	(3,418)

Comprehensive income (loss)	$(5,134)	$11,783	$19,989	$(14,728)

ADDITIONAL PAID-IN CAPITAL
Capital contribution from parent	$20,000	$45,000	$—	$—
RETAINED EARNINGS
Adjustment for initial application of accounting changes	5,838	—	—	—
Net income (loss)	(4,039)	(10,191)	4,387	(11,310)
ACCUMULATED OTHER COMPREHENSIVE LOSS
Adjustment for initial application of accounting changes	(1,225)	—	—	—
OTHER COMPREHENSIVE INCOME
Other comprehensive income (loss)	(1,095)	21,974	15,602	(3,418)

Change in stockholder’s equity	19,479	56,783	19,989	(14,728)
Stockholder’s equity, beginning of period	532,441	551,920	608,703	628,692

Stockholder’s equity, end of period	$551,920	$608,703	$628,692	$613,964

Selected Unaudited Quarterly Financial Data:	Quarter Ended
($ in thousands)	Mar 31,	June 30,	Sept 30,	Dec 31,
Income Statement Data	2008

REVENUES
Premiums	$(643)	$5,314	$5,423	$5,004
Insurance and investment product fees	83,865	87,717	93,554	96,218
Net investment income	24,321	22,990	22,510	21,142
Net realized investment gains (losses):
Total other-than-temporary impairment (“OTTI”) losses	(6,948)	(5,388)	(6,241)	(33,480)
Portion of OTTI losses recognized in other comprehensive income	—	—	—	—

Net OTTI losses recognized in earnings	(6,948)	(5,388)	(6,241)	(33,480)
Net realized investment gains (losses), excluding OTTI losses	(13,081)	7,077	(22,149)	(91,845)

Total realized investment gains (losses)	(20,029)	1,689	(28,390)	(125,325)

Total revenues	87,514	117,710	93,097	(2,961)

BENEFITS AND EXPENSES
Policy benefits	51,015	43,573	51,774	72,053
Policy acquisition cost amortization	24,537	38,755	46,533	152,307
Other operating expenses	28,101	25,707	21,117	22,579

Total benefits and expenses	103,653	108,035	119,424	246,939

Income (loss) before income taxes	(16,139)	9,675	(26,327)	(249,900)
Applicable income tax expense (benefit)	(7,109)	3,360	(9,853)	(73,895)

Net income (loss)	$(9,030)	$6,315	$(16,474)	$(176,005)

COMPREHENSIVE INCOME
Net income (loss)	$(9,030)	$6,315	$(16,474)	$(176,005)

Net unrealized gains (losses)	(5,639)	(2,620)	(6,746)	(25,135)
Portion of OTTI losses recognized in other comprehensive income	—	—	—	—

Other comprehensive income (loss)	(5,639)	(2,620)	(6,746)	(25,135)

Comprehensive income (loss)	$(14,669)	$3,695	$(23,220)	$(201,140)

ADDITIONAL PAID-IN CAPITAL
Capital contribution from parent	$42,000	$31,000	$—	$96,934
RETAINED EARNINGS
Net income (loss)	(9,030)	6,315	(16,474)	(176,005)
OTHER COMPREHENSIVE INCOME
Other comprehensive income (loss)	(5,639)	(2,620)	(6,746)	(25,135)

Change in stockholder’s equity	27,331	34,696	(23,220)	(104,206)
Stockholder’s equity, beginning of period	597,840	625,171	659,867	636,647

Stockholder’s equity, end of period	$625,171	$659,867	$636,647	$532,441

Appendix A

Lifetime Payment Option

At any time before your Account Value reduces to $0, you may elect the Lifetime Payment Option. If you elect the Lifetime Payment Option, you must terminate your Account, liquidate all of the assets in your Account, and apply the proceeds to purchase a separate, supplemental lifetime fixed immediate annuity contract from us. The payments under the supplemental contract will not be less than those calculated by multiplying the value of the proceeds by the rates shown in your Income Edge certificate. These payments are not the same as payments that might commence after your Account value reduces to $0 had you not elected the Lifetime Payment Option. If you elect the Lifetime Payment Option, your Income Edge will terminate. The annuity payment rate used to calculate the payment amount will not be less than the rate based on the 2000 Individual Annuity Mortality Table with a 10 year age set back and an interest rate of 2.5%. The 10 year age set back reflects the improved mortality for insureds. Your payments would be higher under the 2000 Individual Annuity Mortality Table if there were no 10 year age set back. You should consult with your Investors Capital affiliated representative before you decide to select this Lifetime Payment Option. It may be more appropriate to maintain your Account and not terminate the Income Edge. If you elect the Lifetime Payment Option, your Account will be closed and your investment advisory agreement with Investors Capital with respect to the Investor Protector Program will terminate.

Misstatements

If you misstate your sex or age for the Lifetime Payment Option, we will reduce the level of payments and/or suspend the payments until the overpayment is repaid to us because of the misstatement of age or sex. For example, if you are male and misrepresent that you are female, and also misrepresent that you are younger than you actually are, your level of payments should have been lower than your actual payments based on the 2000 Individual Annuity Mortality Table. In this case, we may either readjust your level of payments and/or suspend the payments until the overpayment is repaid to us.

Taxation of the Lifetime Payment Option

Non-Qualified Income Edge

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Liquidation of Account Assets to Purchase the Lifetime Payment Option. The liquidation of your Account assets to purchase a supplemental lifetime fixed immediate annuity contract from us under the Lifetime Payment Option will be a taxable event. Application of the proceeds to purchase the Lifetime Payment Option provided under a Non-Qualified Income Edge is not a tax-deferred transaction.

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Taxation of Distributions From the Lifetime Payment Option. If you exercise your right to liquidate your Account and to apply the proceeds to purchase a supplemental lifetime fixed immediate annuity contract from us under the Lifetime Payment Option, distributions from this supplemental contract will be taxed the same as distributions from any annuity contract satisfying federal income tax requirements for annuity contracts. Thus, distributions from the annuity contract will be taxed as ordinary income to the extent that the value is more than your investment in the contract (discussed further below). Any amounts you receive if you pledge or assign your annuity as security for a loan will also be treated as distributions and taxed as distributions. Annuity payments should generally be treated in part as taxable ordinary income and in part as non-taxable recovery of your investment in the contract. After you recover all of your investment in the contract, annuity payments will be taxable in full as ordinary income. Distributions from an annuity contract are generally subject to withholding for the recipient’s U.S. Federal income tax liability. Recipients who are U.S. taxpayers can generally elect, however, not to have tax withheld from distributions, provided specific requirements are satisfied.

If you exercise your right to liquidate your Account and apply all of the proceeds to the Lifetime Payment Option, your investment in the contract should be equal to the Account Value applied to the Lifetime Payment Option plus, the aggregate Income Edge Fees you previously paid under your Non-Qualified Income Edge. Please note that with respect to the inclusion of the aggregate Income Edge Fees you previously paid under your Non-Qualified Income Edge in your investment in the contract for the Lifetime Payment Option it is possible that the IRS may take the position that the aggregate Income Edge fees you previously paid under your Non-Qualified Income Edge do not constitute part of your investment in the contract when you have elected the Lifetime Payment Option. Until the IRS issues any contrary authority on this issue, we will treat these fees as included in your investment in the contract. However, you should consult a tax advisor on this matter as it is not free from doubt.

Further details about the taxation of the supplemental annuity contract will be included in the materials specific to said supplemental contract.

Qualified Income Edge

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Liquidation of Account investments to Purchase the Lifetime Payment Option. The liquidation of your Account within your IRA Account to purchase a supplemental lifetime fixed immediate annuity contract from us under the Lifetime Payment Option will not be a taxable event as long as specified Internal Revenue Code requirements are satisfied.

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Taxation of Distributions from the Lifetime Payment Option. Distributions paid to you from your IRA Account, including distributions pursuant to the Lifetime Payment Option, will be taxable under the rules applicable to your IRA Account. You should consult a tax advisor for further information.